UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
27 July 2022
Commission File number 001-15246
LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)
25 Gresham Street
London
EC2V 7HN
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1) ________.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7) ________.
This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File No. 333-265452) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

BASIS OF PRESENTATION
This release covers the results of Lloyds Banking Group plc (the Company) together with its subsidiaries (the Group) for the six months ended 30 June 2022.
Statutory basis: Statutory information is set out on pages 4 to 8. However, a number of factors have had a significant effect on the comparability of the Group’s financial position and results. Accordingly, the results are also presented on an underlying basis.
Underlying basis: In addition to the statutory basis of presentation, the results are also presented on an underlying basis. The Group Executive Committee, which is the chief operating decision maker for the Group, reviews the Group’s results on an underlying basis in order to assess performance and allocate resources. Management uses underlying profit before tax as a measure of performance and believes that it provides important information for investors because it allows for a comparable representation of the Group’s performance by removing the impact of certain items including volatility caused by market movements outside the control of management.
The statutory results are adjusted for certain items which are listed below, to allow a comparison of the Group’s underlying performance:
•Restructuring costs relating to merger, acquisition and integration activities
•Volatility and other items, which includes the effects of certain asset sales, the volatility relating to the Group’s hedging arrangements and that arising in the insurance business, the unwind of acquisition-related fair value adjustments and the amortisation of purchased intangible assets
Unless otherwise stated, income statement commentaries throughout this document compare the six months ended 30 June 2022 to the six months ended 30 June 2021, and the balance sheet analysis compares the Group balance sheet as at 30 June 2022 to the Group balance sheet as at 31 December 2021.

FORWARD LOOKING STATEMENTS
This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and section 27A of the US Securities Act of 1933, as amended, with respect to Lloyds Banking Group plc together with its subsidiaries (the Group) and its current goals and expectations. Statements that are not historical or current facts, including statements about the Group's or its directors' and/or management's beliefs and expectations, are forward looking statements. Words such as, without limitation, ‘believes’, ‘achieves’, ‘anticipates’, ‘estimates’, ‘expects’, ‘targets’, ‘should’, ‘intends’, ‘aims’, ‘projects’, ‘plans’, ‘potential’, ‘will’, ‘would’, ‘could’, ‘considered’, ‘likely’, ‘may’, ‘seek’, ‘estimate’, ‘probability’, ‘goal’, ‘objective’, ‘deliver’, ‘endeavour’, ‘prospects’, ‘optimistic’ and similar expressions or variations on these expressions are intended to identify forward looking statements. These statements concern or may affect future matters, including but not limited to: projections or expectations of the Group’s future financial position, including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), expenditures or any other financial items or ratios; litigation, regulatory and governmental investigations; the Group’s future financial performance; the level and extent of future impairments and write-downs; the Group’s ESG targets and/or commitments; statements of plans, objectives or goals of the Group or its management and other statements that are not historical fact; expectations about the impact of COVID-19; and statements of assumptions underlying such statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward looking statements include, but are not limited to: general economic and business conditions in the UK and internationally; market related risks, trends and developments; risks concerning borrower and counterparty credit quality; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; volatility in credit markets; volatility in the price of the Group's securities; any impact of the transition from IBORs to alternative reference rates; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group’s credit ratings; the ability to derive cost savings and other benefits including, but without limitation, as a result of any acquisitions, disposals and other strategic transactions; inability to capture accurately the expected value from acquisitions; potential changes in dividend policy; the ability to achieve strategic objectives; insurance risks; management and monitoring of conduct risk; exposure to counterparty risk; credit rating risk; tightening of monetary policy in jurisdictions in which the Group operates; instability in the global financial markets, including within the Eurozone, and as a result of ongoing uncertainty following the exit by the UK from the European Union (EU) and the effects of the EU-UK Trade and Cooperation Agreement; political instability including as a result of any UK general election and any further possible referendum on Scottish independence; operational risks; conduct risk; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; natural pandemic (including but not limited to the COVID-19 pandemic) and other disasters; inadequate or failed internal or external processes or systems; acts of hostility or terrorism and responses to those acts, or other such events; geopolitical unpredictability; the war between Russia and Ukraine; risks relating to sustainability and climate change (and achieving climate change ambitions), including the Group’s ability along with the government and other stakeholders to measure, manage and mitigate the impacts of climate change effectively; changes in laws, regulations, practices and accounting standards or taxation; changes to regulatory capital or liquidity requirements and similar contingencies; assessment related to resolution planning requirements; the policies and actions of governmental or regulatory authorities or courts together with any resulting impact on the future structure of the Group; failure to comply with anti-money laundering, counter terrorist financing, anti-bribery and sanctions regulations; failure to prevent or detect any illegal or improper activities; projected employee numbers and key person risk; increased labour costs; assumptions and estimates that form the basis of the Group's financial statements; the impact of competitive conditions; and exposure to legal, regulatory or competition proceedings, investigations or complaints. A number of these influences and factors are beyond the Group’s control. Please refer to the latest Annual Report on Form 20-F filed by Lloyds Banking Group plc with the US Securities and Exchange Commission (the SEC), which is available on the SEC’s website at www.sec.gov, for a discussion of certain factors and risks. Lloyds Banking Group plc may also make or disclose written and/or oral forward-looking statements in other written materials and in oral statements made by the directors, officers or employees of Lloyds Banking Group plc to third parties, including financial analysts. Except as required by any applicable law or regulation, the forward-looking statements contained in this document are made as of today's date, and the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements contained in this document whether as a result of new information, future events or otherwise. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.
EXPLANATORY NOTE
This report on Form 6-K contains the interim report of Lloyds Banking Group plc, which includes the unaudited consolidated results for the half-year ended 30 June 2022 and is being incorporated by reference into the Registration Statement with File No. 333-265452.

SUMMARY OF RESULTS

Statutory basis results (IFRS)	Half-year to 30 Jun 2022 £m	Half-year to 30 Jun 2021 £m	Change since 30 Jun 2021%	Half-year to 31 Dec 2021 £m

Total income, net of insurance claims	8,723	8,079	8	8,245
Operating expenses	(4,681)	(4,897)	4	(5,903)
Impairment (charge) credit	(381)	723		655
Profit before tax	3,661	3,905	(6)	2,997
Profit attributable to ordinary shareholders	2,569	3,611	(29)	1,744

Basic earnings per share	3.7p	5.1p	(1.4)p	2.4p
Interim dividend per share – ordinary share	0.80p	0.67p

Underlying basis (page 9)
Underlying profit before tax (Underlying profit)[1]	3,746	3,820	(2)	3,716

Capital and balance sheet (statutory basis)	At 30 Jun 2022 £bn	At 31 Dec 2021 £bn	Change since 31 Dec 2021%

Loans and advances to customers	456.1	448.6	1
Customer deposits	478.2	476.3
Loan to deposit ratio	95%	94%	1pp

Risk-weighted assets	209.6	196.0	7

Common equity tier 1 ratio[2]	14.7%	17.3%	(2.6)pp
Tier 1 capital ratio[2]	16.7%	20.0%	(3.3)pp
Total capital ratio[2]	19.3%	23.6%	(4.3)pp
1Underlying profit is a non-GAAP measure, see reconciliation to statutory profit before tax on page 9.
22021 comparatives reported on the CRD IV transitional basis.

STATUTORY INFORMATION (IFRS)
CONSOLIDATED INCOME STATEMENT

	Half-year to 30 Jun 2022 £m	Half-year to 30 Jun 2021 £m	Half-year to 31 Dec 2021 £m

Interest income	7,429	6,544	6,714
Interest expense	(229)	(2,171)	(1,721)
Net interest income	7,200	4,373	4,993
Fee and commission income	1,408	1,294	1,314
Fee and commission expense	(662)	(601)	(584)
Net fee and commission income	746	693	730
Net trading income	(19,302)	9,515	7,685
Insurance premium income	4,651	4,249	4,034
Other operating income	385	738	434
Other income	(13,520)	15,195	12,883
Total income	(6,320)	19,568	17,876
Insurance claims	15,043	(11,489)	(9,631)
Total income, net of insurance claims	8,723	8,079	8,245
Operating expenses	(4,681)	(4,897)	(5,903)
Impairment (charge) credit	(381)	723	655
Profit before tax	3,661	3,905	2,997
Tax expense	(835)	(40)	(977)
Profit for the period	2,826	3,865	2,020

Profit attributable to ordinary shareholders	2,569	3,611	1,744
Profit attributable to other equity holders	214	213	216
Profit attributable to equity holders	2,783	3,824	1,960
Profit attributable to non-controlling interests	43	41	60
Profit for the period	2,826	3,865	2,020

CONDENSED CONSOLIDATED BALANCE SHEET

	At 30 Jun 2022 £m	At 31 Dec 2021 £m

Assets
Cash and balances at central banks	86,717	76,420
Financial assets at fair value through profit or loss	179,445	206,771
Derivative financial instruments	29,734	22,051
Loans and advances to banks	7,843	7,001
Loans and advances to customers	456,095	448,567
Reverse repurchase agreements	56,516	54,753
Debt securities	8,980	6,835
Financial assets at amortised cost	529,434	517,156
Financial assets at fair value through other comprehensive income	24,329	28,137
Other assets	40,749	35,990
Total assets	890,408	886,525

Liabilities
Deposits from banks	7,470	7,647
Customer deposits	478,213	476,344
Repurchase agreements at amortised cost	48,175	31,125
Financial liabilities at fair value through profit or loss	19,735	23,123
Derivative financial instruments	26,531	18,060
Debt securities in issue	74,284	71,552
Liabilities arising from insurance and investment contracts	149,155	168,463
Other liabilities	25,997	23,951
Subordinated liabilities	10,773	13,108
Total liabilities	840,333	833,373

Ordinary shareholders’ equity	44,371	47,011
Other equity instruments	5,485	5,906
Non-controlling interests	219	235
Total equity	50,075	53,152
Total equity and liabilities	890,408	886,525

FINANCIAL REVIEW
Income statement
In the half-year to 30 June 2022 the Group reported a profit before tax of £3,661 million compared to £3,905 million in the same period in 2021, representing a decrease of £244 million as higher total income was more than offset by the impact of a net impairment charge for the period compared to a net credit in the first six months of 2021. Profit after tax was £2,826 million and earnings per share were 3.7 pence.
Total income, net of insurance claims, increased by £644 million, or 8 per cent, to £8,723 million in the half-year to 30 June 2022 compared to £8,079 million in the first six months of 2021; there was an increase of £2,827 million in net interest income offset by a reduction of £2,183 million in other income, net of insurance claims.
Net interest income was £7,200 million, an increase of £2,827 million compared to £4,373 million in the six months to 30 June 2021. During the first six months of the year there was a credit of £1,163 million in respect of amounts due to unitholders in Open-Ended Investment Companies (OEICs) included in net interest income, compared to a charge of £920 million in the six months to 30 June 2021, reflecting falls in the value of underlying investments, with losses on both equities and debt investments in the six months to 30 June 2022. Excluding these amounts, net interest income increased by £744 million, or 14 per cent, to £6,037 million compared to £5,293 million in the first six months of 2021. The increased net interest income was driven by growth in average interest-earning assets and deposits as well as an improved margin; the net interest margin benefited from bank base rate increases and deposit growth, offsetting mortgage book margin impacts and competitive pressures on pricing.
Other income net of insurance claims amounted to £1,523 million in the six months to 30 June 2022, a reduction of £2,183 million compared to £3,706 million in the first six months of 2021. Net trading income within the Group’s insurance activities was a loss of £19,869 million compared to net gains of £8,801 million in the six months to 30 June 2021, a deterioration of £28,670 million which offsets a £26,532 million reduction in insurance claims and the £2,083 million movement in the amounts payable to unitholders in OEICs included in net interest income. The negative trading income in the Insurance business reflected losses on policyholder investments as a result of deteriorating equity and debt markets. Net fee and commission income increased to £746 million, compared to £693 million in the six months to 30 June 2021, due to higher credit and debit card fees, reflecting higher levels of customer activity, and income in the acquired Embark business, more than offsetting the impact of reduced levels of commercial banking fees as a result of fewer significant capital markets transactions and lower levels of corporate financing. Net trading income in the Group’s banking activities decreased to £567 million, compared to £714 million for the first six months of 2021, in part due to the impact of movements in credit spreads on valuation adjustments. Other operating income decreased to £385 million compared to £738 million in the six months to 30 June 2021 as a result of a reduction in income from the value of in-force insurance business, reflecting the negative economic variance in the current period.
Total operating expenses decreased by £216 million to £4,681 million compared to £4,897 million in the first six months of 2021. There was an increase of £130 million in operating costs; the impact of staff salary increases and higher variable pay was only partly offset by staff number reductions and there was an increase in IT-related costs, as a result of the Group’s investment programmes. Depreciation charges were £33 million lower reflecting the ongoing impact of a reduced, but stabilising, Lex fleet size as a result of industry-wide supply constraints in the new car market. The charge in respect of regulatory provisions was £346 million lower at £79 million and largely related to pre-existing programmes. There have been no further charges relating to HBOS Reading since the end of 2021 and the provision held continues to reflect the Group's best estimate of its full liability, albeit significant uncertainties remain.
There was a net impairment charge in the six months to 30 June 2022 of £381 million, compared to a net credit of £723 million in the first six months of 2021, largely reflecting a low charge arising from observed credit performance and a charge in the first six months of 2022 as a result of revisions to the Group’s economic outlook, compared to a significant credit in the first half of 2021. The updated outlook includes additional risks from a higher inflation and interest rate environment of c.£0.4 billion, partially offset by reductions in COVID-19 related risks of c.£0.3 billion. The latter included a £200 million release from the Group’s central adjustment which addresses downside risks outside of the base case conditioning assumptions in relation to coronavirus.

FINANCIAL REVIEW (continued)
Overall the Group’s loan portfolio continues to be well-positioned, reflecting a prudent through-the-cycle approach to credit risk with high levels of security. Observed credit performance remains robust and the flow of assets into arrears, defaults and write-offs remains at low levels. The Group's expected credit loss (ECL) allowance increased slightly in the first six months of the year to £4,120 million (31 December 2021: £4,042 million). This reflects the balance of risks shifting from COVID-19 and potential related restrictions to those from increased inflationary pressures on households and businesses.
The Group’s operations are predominantly UK-based with no direct credit exposure to Russia or Ukraine. The Group does have credit exposure to businesses that are impacted, either directly or indirectly, by higher energy costs or commodity prices, or potential disruption within their supply chains. Such activity continues to be monitored through prudent risk management.
The Group recognised a tax expense of £835 million in the period compared to £40 million in the first six months of 2021; during the first-half of 2021 the Group had recognised a deferred tax credit in the income statement of £970 million following substantive enactment, in May 2021, of the UK Government’s increase in the rate of corporation tax from 19 per cent to 25 per cent with effect from 1 April 2023.
Balance sheet
Total assets were £3,883 million higher at £890,408 million at 30 June 2022 compared to £886,525 million at 31 December 2021. Cash and balances at central banks rose by £10,297 million to £86,717 million reflecting the placement of funds from increased available liquidity. Financial assets at amortised cost increased by £12,278 million, or 2 per cent, to £529,434 million at 30 June 2022 compared to £517,156 million at 31 December 2021, as a result of a £7,528 million increase in loans and advances to customers, net of impairment allowances, £2,145 million in debt securities, and £1,763 million in reverse repurchase agreement balances. The increase in loans and advances to customers, net of impairment allowances, was driven by continued growth in the open mortgage book and increases in Corporate and Institutional lending, partially offset by further reductions in the closed mortgage book and hedging impacts. Derivative assets were £7,683 million higher at £29,734 million compared to £22,051 million at 31 December 2021, reflecting the impacts of interest rate movements over the first six months of 2022. Other assets increased £4,759 million, mainly due to a £942 million increase in retirement benefit assets as a result of accelerated pension contributions in the period, a £2,056 million increase in settlement balances and a £663 million increase in deferred tax assets since the 2021 year end. These asset increases have been partly offset by a reduction of £27,326 million, or 13 per cent, in financial assets at fair value through profit or loss to £179,445 million at 30 June 2022 with decreases in policyholder investments within the insurance business, reflecting market losses in the first six months of 2022, and a reduction in trading assets in the banking business. Financial assets at fair value through other comprehensive income decreased £3,808 million as a result of sales during the period.
Total liabilities were £6,960 million, or 1 per cent, higher at £840,333 million compared to £833,373 million at 31 December 2021. Customer deposits increased by £1,869 million to £478,213 million compared to £476,344 million at 31 December 2021, as a result of continued inflows to retail current and savings accounts offset by a small reduction in commercial deposits. Repurchase agreements at amortised cost increased £17,050 million to £48,175 million, as the Group took advantage of favourable funding opportunities and debt securities in issue increased by £2,732 million reflecting issuances of commercial paper and certificates of deposit. Derivative liabilities were £8,471 million higher at £26,531 million compared to £18,060 million at 31 December 2021, reflecting the impacts of interest rate movements over the first six months of 2022. Liabilities arising from insurance and investment contracts decreased by £19,308 million, or 11 per cent, reflecting the decreases in the value of the related policyholder assets as a result of market performance in the first six months of 2022. Subordinated liabilities decreased by £2,335 million following redemptions during the period.
Ordinary shareholders’ equity decreased by £2,640 million to £44,371 million as retained profit for the period was more than offset by negative movements in the cash flow hedging reserve, the dividend paid in May 2022 and the impact to date of the ordinary share buyback programme announced in February 2022. Other equity instruments were £421 million lower as a result of repurchases during the period.

FINANCIAL REVIEW (continued)
Capital
The Group’s common equity tier 1 (CET1) capital ratio has reduced from 17.3 per cent at 31 December 2021 to 14.7 per cent at 30 June 2022, largely reflecting the implementation of regulatory changes on 1 January 2022 which had the impact of an increase in risk-weighted assets as well as other related modelled impacts, in addition to the reinstatement of the full deduction treatment for intangible software assets and phased reductions in IFRS 9 transitional relief. Further reductions in the ratio during the period resulted from accelerated pension contributions to the Group’s three main defined benefit pension schemes, the recognition of the full capital impact of the ordinary share buyback programme and the accrual for foreseeable ordinary dividends, inclusive of the announced interim ordinary dividend. This was partially offset by banking business profits for the period, the dividend received from the Group’s Insurance business and a reduction in risk-weighted assets, subsequent to the increase on 1 January 2022.
The total capital ratio reduced to 19.3 per cent (31 December 2021: 23.6 per cent) and the minimum requirement for own funds and eligible liabilities (MREL) reduced to 32.4 per cent (31 December 2021: 37.2 per cent) primarily reflecting the reduction in CET1 capital, increase in risk-weighted assets and completion of the transition to end-point eligibility rules for regulatory capital and MREL on 1 January 2022. The UK leverage ratio reduced to 5.3 per cent (31 December 2021: 5.8 per cent), predominantly reflecting the reduction in tier 1 capital.
Risk-weighted assets increased from £196.0 billion at 31 December 2021 to £209.6 billion at 30 June 2022, reflecting the implementation of the regulatory changes on 1 January 2022, including the implementation of new CRD IV models to meet revised regulatory standards for modelled outputs and a new standardised approach for measuring counterparty credit risk (SA-CCR) following the UK implementation of the remainder of Capital Requirements Regulation (CRR) 2. This was partially offset by a subsequent reduction in risk-weighted assets during the period which largely reflected optimisation activities and reductions from retail models reflecting the benign credit performance, offset in part by the growth in balance sheet lending.
Dividend and share buyback
The Board has announced an interim ordinary dividend of 0.80 pence per share, an increase of c.20 per cent, in line with the Board’s commitment to capital returns. Going forward, the Board intends to maintain its progressive and sustainable ordinary dividend policy and due consideration will be given to excess capital returns at the end of the year as is customary. The Board intends to pay down to its capital target within the course of the current plan, by 2024.
In February this year, the Board decided to return surplus capital through a share buyback programme of up to £2 billion. This commenced in February 2022 and at 30 June 2022, the programme had completed c.£1.3 billion of the 2022 buyback, with c.2.8 billion shares purchased.
Embark Group
The Group completed the acquisition of Embark Group Limited (Embark), which together with its subsidiaries operates an investment and retirement platform business, on 31 January 2022 and Embark has been consolidated into the Group’s results from that date. The Group’s balance sheet at 30 June 2022 reflects provisional fair values for the assets and liabilities of Embark.

UNDERLYING BASIS INFORMATION
SEGMENTAL ANALYSIS OF PROFIT BEFORE TAX BY DIVISION (UNAUDITED)

Underlying basis	Half-year to 30 Jun 2022 £m	Half-year to 30 Jun 2021[1] £m	Half-year to 31 Dec 2021[1] £m

Retail	2,486	2,398	2,849
Commercial Banking	686	1,139	222
Insurance and Wealth	186	56	297
Other	388	227	348
Underlying profit	3,746	3,820	3,716
1Restated, see page 64.
The Group Executive Committee (GEC), which is the chief operating decision maker for the Group, reviews the Group’s internal reporting based around these segments (which reflect the Group’s organisational and management structures) in order to assess the Group’s performance and allocate resources; this reporting is on an underlying profit before tax basis. The GEC believes that this represents the underlying performance of the Group. IFRS 8 Operating Segments requires that the Group present its segmental profit before tax on the basis reviewed by the chief operating decision maker that is most consistent with the measurement principles used in measuring the Group’s statutory profit before tax. Accordingly, the Group presents its segmental underlying basis profit before tax in note 3 on page 64 of its financial statements in compliance with IFRS 8 Operating Segments.
The aggregate total of the underlying basis segmental results constitutes a non-GAAP measure as defined in the United States Securities and Exchange Commission’s Regulation G. Management uses the aggregate underlying profit before tax, a non-GAAP measure, as a measure of performance and believes that it provides important information for investors because they are comparable representations of the Group’s performance. Profit before tax is the comparable GAAP measure to aggregate underlying profit before tax; the following table sets out the reconciliation of this non-GAAP measure to its comparable GAAP measure.
GROUP PROFIT RECONCILIATION

	Half-year to 30 Jun 2022 £m	Half-year to 30 Jun 2021[1] £m	Half-year to 31 Dec 2021[1] £m

Statutory profit before tax – IFRS basis	3,661	3,905	2,997
Adjustments:
Restructuring costs	(47)	(10)	(442)
Volatility and other items
Market volatility and asset sales	69	239	(152)
Amortisation of purchased intangibles	(35)	(35)	(35)
Fair value unwind	(72)	(109)	(90)
	(38)	95	(277)
Total adjustments	(85)	85	(804)

Underlying profit	3,746	3,820	3,716
1Restated, see page 64.
Restructuring costs of £47 million were higher than in the first half of 2021 (£10 million) and included costs associated with the integration of Embark. Since the first quarter of 2022 all restructuring costs, with the exception of merger, acquisition and integration costs, have been reported as part of the Group's operating costs.
Volatility and other items reflected a net loss of £38 million in the first half of 2022, comprising £69 million of positive market volatility and asset sales, £35 million of amortisation of purchased intangibles and £72 million of fair value unwind. Market volatility and asset sales generated favourable banking volatility of £110 million based on gains from exchange rate movements, partly offset by negative insurance volatility of £41 million from rising interest rates and wider bond spreads. This compares to gains in the first half of 2021 including £149 million of positive insurance volatility.

DIVISIONAL RESULTS
RETAIL
Retail offers a broad range of financial services products to personal and business banking customers, including current accounts, savings, mortgages, credit cards, unsecured loans, motor finance and leasing solutions. Its aim is to build deep and enduring relationships that meet more of its customers' financial needs and improve their financial resilience throughout their lifetime, with personalised products and services. Retail operates the largest digital bank and branch network in the UK and continues to improve service levels and reduce conduct risk, whilst working within a prudent risk appetite. Through investment in our strategic priority areas, alongside increasing use of data, we will deepen existing consumer relationships and broaden our intermediary offering, to improve customer experience, operational efficiency and enable increasingly tailored propositions.
Strategic progress
•Maintained UK’s largest digital bank, now with over 19 million digitally active users, logging on 26 times per month on average. Over 15.6 million customers now use the Group’s mobile apps
•Strengthened digital proposition with enhanced in-app search and new transaction dispute app functionality. Improved credit card service alerts via push notifications. The Group was the first high street bank to allow in-app management of third party subscriptions with over 2.2 million customers choosing to manage subscriptions since launch
•Enhanced and flexible mortgage advisor access, with over 900 appointments per week outside branch opening hours supporting continued net open mortgage book growth of £3.3 billion
•Supported customers; c.70,0001 customers moved out of persistent debt in the first half of 2022, following on from 58,0002 the same period last year. In excess of 190,000 calls taken by the Group’s dedicated vulnerable financial support teams, with over 18 per cent of repayment plans arranged digitally. Proactively contacted customers to offer preventative support due to the rising cost of living
•Helped transition to low carbon economy by funding over one in ten registered battery electric cars in the UK, and c.50 per cent of vehicles delivered by Lex in the first half being fully electric. Green retrofit aided by mortgage rewards and home energy savings tool established to educate customers around green energy choice
Financial performance
•Underlying net interest income 10 per cent higher, benefitting from the rising rate environment in liabilities and higher unsecured lending balances, partly offset by mortgage margin compression as pricing has lagged rate increases
•Underlying other income 16 per cent higher from improved levels of customer activity across current accounts and credit cards. Operating lease depreciation decreased 23 per cent, due to the continued strength of used car prices given weaker new car supply
•Operating costs 3 per cent higher reflecting higher planned strategic investment costs and increased variable pay, partly offset by continued benefit from efficiency initiatives. Remediation charges decreased to £28 million relating to pre-existing programmes
•Underlying impairment charge of £485 million in the first half of 2022. Asset quality remains strong with sustained underlying performance offset by a deteriorating macroeconomic outlook and judgements in relation to the cost of living
•Customer lending increased 1 per cent in the period with continued net open mortgage book growth of £3.3 billion and gradual recovery across credit cards and loans, partially offset by the continued run off of the closed mortgage book and repayments of business banking government-backed lending
•Customer deposits increased 1 per cent in the period with balances resilient in the context of cost of living impacts on customers and increased levels of spend
•Risk-weighted assets up 14 per cent in the period, driven by the impact of regulatory changes on 1 January 2022 and growth in balance sheet lending, in part offset by ongoing optimisation activity and benign credit performance

1Based on data as at 31 May 2022.
2Based on data as at 31 May 2021.

DIVISIONAL RESULTS (continued)
RETAIL (continued)
Retail performance summary

	Half-year to 30 Jun 2022 £m	Half-year to 30 Jun 2021 £m	Change %	Half-year to 31 Dec 2021 £m	Change %

Underlying net interest income[1]	4,845	4,423	10	4,627	5
Underlying other income	946	813	16	925	2
Operating lease depreciation	(202)	(263)	23	(179)	(13)
Net income	5,589	4,973	12	5,373	4
Operating costs[2]	(2,590)	(2,515)	(3)	(2,685)	4
Remediation	(28)	(153)	82	(206)	86
Total costs	(2,618)	(2,668)	2	(2,891)	9
Underlying profit before impairment	2,971	2,305	29	2,482	20
Underlying impairment (charge) credit[2]	(485)	93		367
Underlying profit	2,486	2,398	4	2,849	(13)

Banking net interest margin[1]	2.72%	2.56%	16bp	2.59%	13bp
Average interest-earning banking assets[3]	£367.0bn	£358.7bn	2	£365.2bn
Asset quality ratio[2]	0.27%	(0.05)%		(0.20)%
1In the half-year to 30 June 2022, the Group revised its liquidity transfer pricing methodology; comparative segmental net interest income has been presented on a consistent basis.
2Comparatives have been presented to reflect the new costs basis, consistent with the current period. See page 64.
3Restated to reflect migration of certain customers from SME business within Commercial Banking to Business Banking within Retail.

	At 30 Jun 2022 £bn	At 30 Jun 2021 £bn	Change %	At 31 Dec 2021 £bn	Change %

Open mortgage book	296.6	289.9	2	293.3	1
Closed mortgage book	13.1	15.3	(14)	14.2	(8)
Credit cards	14.5	13.6	7	14.1	3
UK unsecured loans	8.5	8.0	6	8.1	5
UK Motor Finance	14.2	14.4	(1)	14.0	1
Business Banking[1]	7.8	9.3	(16)	8.5	(8)
Overdrafts	1.0	1.0		1.0
Other[2]	12.5	10.5	19	10.9	15
Loans and advances to customers	368.2	362.0	2	364.1	1
Operating lease assets	4.3	4.0	8	4.1	5
Total customer assets	372.5	366.0	2	368.2	1

Current accounts	113.4	107.3	6	111.5	2
Relationship savings[3]	191.5	187.1	2	190.6
Tactical savings	16.9	16.4	3	16.8	1
Customer deposits	321.8	310.8	4	318.9	1

Risk-weighted assets	112.5	100.2	12	98.5	14
1Restated to reflect migration of certain customers from SME business within Commercial Banking to Business Banking within Retail.
2Primarily Europe.
3Includes Business Banking.

DIVISIONAL RESULTS (continued)
COMMERCIAL BANKING
Commercial Banking serves Small and Medium sized businesses and Corporate and Institutional clients, providing lending, transactional banking, working capital management, debt financing and risk management services. Through investment in digital capability and product development, Commercial Banking will deliver an enhanced customer experience via a digital first Business model and expanded client propositions, generating diversified capital efficient growth and supporting customers on their transition to net zero.
Strategic progress
•Digitising business and transforming customer journeys, such as strengthening invoice finance proposition through strategic fintech partnership to deliver the first end-to-end digital solution on a single platform offered by a UK Bank
•Launch of the Lloyds Bank Market Intelligence product providing unique and tailored insight to clients based on the Group’s data and customer transactions
•Aligning with the Group's strategic priorities, continued investment in an enhanced Markets platform to improve pricing capabilities, to grow share of wallet of foreign exchange products1 and to improve sterling rates ranking2
•Growth in new merchant services clients of 10 per cent in the first half, with strong foundations for continued growth to achieve our 20 per cent full year target
•On track to deliver Green and ESG financing commitment of £15 billion3 by the end of 2024. Supporting purpose led growth, driving regional development and business transitioning to net zero through dedicated ESG advisory team
•Enhancing cash management capabilities in the Islands business, integrating onto the new cash management and payments platform with leading API functionality
•Helping Britain prosper through support from 1,200 business specialists in communities nationwide, including significant resource dedicated to offering clients economic, credit rating, ESG and broader Balance Sheet advice and insight
•To support customers in maintaining financial resilience through the cost of living challenges, increased levels of focussed and analytically led client engagement, utilising financial wellbeing tools and development of digital content
Financial performance
•Underlying net interest income increased 26 per cent to £1,220 million, reflecting the higher rate environment and strong portfolio management across both assets and liabilities
•Underlying other income of £626 million, down 7 per cent on the prior year, with fewer significant capital markets transactions and lower levels of corporate financing, partly offset by higher transaction banking volumes and resilient financial markets performance
•Operating costs 6 per cent higher, reflecting higher planned strategic investment costs and increased variable pay, partly offset by continued benefit from efficiency initiatives. Remediation charges of £30 million
•Underlying impairment charge of £88 million, driven by updates to the assessment of economic outlook revisions, with sustained low levels of new to arrears
•Customer lending 6 per cent higher at £88.7 billion due to attractive growth opportunities and foreign exchange movements in the Corporate and Institutional portfolio, partly offset by repayment of government-backed lending
•Customer deposits broadly flat at £141.0 billion, with a continued focus on optimising for liquidity
•Risk-weighted assets increased 3 per cent to £71.7 billion, driven by the impact of regulatory changes on 1 January 2022 and capital accretive balance sheet growth, partly offset by ongoing optimisation activity

1FXALL share of wallet with core clients.
2Combined Tradeweb and Bloomberg GBP IRS ranking.
3Includes the clean growth finance initiative, Commercial Real Estate green lending, renewable energy financing, sustainability linked loans and green, ESG and social bond facilitation.

DIVISIONAL RESULTS (continued)
COMMERCIAL BANKING (continued)
Commercial Banking performance summary

	Half-year to 30 Jun 2022 £m	Half-year to 30 Jun 2021 £m	Change %	Half-year to 31 Dec 2021 £m	Change %

Underlying net interest income[1]	1,220	971	26	1,034	18
Underlying other income	626	676	(7)	598	5
Operating lease depreciation	(11)	(8)	(38)	(10)	(10)
Net income	1,835	1,639	12	1,622	13
Operating costs[2]	(1,031)	(969)	(6)	(1,021)	(1)
Remediation	(30)	(169)	82	(660)	95
Total costs	(1,061)	(1,138)	7	(1,681)	37
Underlying profit (loss) before impairment	774	501	54	(59)
Underlying impairment (charge) credit[2]	(88)	638		281
Underlying profit	686	1,139	(40)	222

Banking net interest margin[1]	3.08%	2.52%	56bp	2.60%	48bp
Average interest-earning banking assets[3]	£81.6bn	£81.1bn	1	£82.2bn	(1)
Asset quality ratio[2]	0.20%	(1.49)%		(0.63)%
1In the half-year to 30 June 2022, the Group revised its liquidity transfer pricing methodology; comparative segmental net interest income has been presented on a consistent basis.
2Comparatives have been presented to reflect the new costs basis, consistent with the current period. See page 64.
3Restated to reflect migration of certain customers from SME business within Commercial Banking to Business Banking within Retail.

	At 30 Jun 2022 £bn	At 30 Jun 2021 £bn	Change %	At 31 Dec 2021 £bn	Change %

SME[1]	29.6	31.1	(5)	30.5	(3)
Mid Corporates	3.4	3.8	(11)	3.3	3
Corporate and Institutional	51.7	44.9	15	46.1	12
Other	4.0	3.9	3	3.8	5
Loans and advances to customers	88.7	83.7	6	83.7	6

SME loans and advances including Retail Business Banking	37.4	40.4	(7)	39.0	(4)

Customer deposits[1]	141.0	148.3	(5)	141.4
Customer deposits including Retail Business Banking	166.7	174.0	(4)	167.5

Risk-weighted assets	71.7	72.5	(1)	69.4	3
1Restated to reflect migration of certain customers from SME business within Commercial Banking to Business Banking within Retail.

DIVISIONAL RESULTS (continued)
INSURANCE AND WEALTH
Insurance and Wealth offers insurance, investment and wealth management products and services. It supports over 10 million customers with Assets under Administration (AuA) of c.£210 billion and annualised annuity payments of over £1.1 billion. The Group continues to invest significantly in the development of the business, with the strategic aims of creating a new mass affluent offering alongside retail banking, innovating the Group's intermediary propositions and accelerating the transition to a low carbon economy.
Strategic progress
•Investment and retirement business growth, with over £4 billion net new money in Insurance and Wealth open book AuA over the period. Total open book AuA of £156 billion as at 30 June 2022, including Embark
•Embark onboarding going to plan with continued investment into the Group's direct to consumer offering, which is expected to launch during the second half of 2022, and further planned investment into intermediary propositions
•Progress towards the goal of being a top 3 protection provider by 2025, announcing the agreement to acquire Cavendish Online; a leading UK protection business which offers affordable and accessible protection products
•Deepened customer relationships through investing in Schroders Personal Wealth (SPW) dedicated relationship consultants, leading to a 19 per cent year-on-year increase in customer referrals
•Investing in the General Insurance business to digitise customer claims and servicing journeys and expand the Group's brand presence through MBNA, allowing the business to grow profitability by improving the customer experience
Financial performance
•Strong income growth year-on-year across the division, with total income £92 million (14 per cent) higher. Life Pensions & Investments new business income increased by £61 million (38 per cent)
•Strengthened the Workplace proposition, with £24 million growth in new business income; c.£2.5 billion net AuA inflows
•Investment in the Annuity business contributes to £32 million new business income growth to £75 million (up from £43 million), with £430 million Bulk Annuities sales
•Continued to grow the Protection offering, with new business income up 50 per cent year-on-year
•Embark contributing to revenue growth with £20 million since acquisition through c.£2 billion sales volumes
•General insurance income net of claims decreased, with significant impact from storms in February, rising inflation and a reduction in underwritten volumes driven by market challenges as insurers react to pricing reforms
•Wealth income increased £25 million year-on-year, with interest income and increased profit contribution from SPW
•Operating costs increased by £53 million (11 per cent year-on-year) driven by inclusion of Embark, alongside higher planned strategic investment costs and increased variable pay
•Underlying profit increased by £130 million to £186 million, including a reduction in remediation costs
Insurance capital and liquidity
•Strong capital position allowed for mid-year dividend of £300 million paid to Lloyds Banking Group plc in July 2022, with estimated Insurance Solvency II ratio of 172 per cent (161 per cent after proposed mid-year dividend)
•Credit asset portfolio is strong, rated ‘A-’ on average, well diversified and non-cyclical, with less than 1 per cent of assets backing annuities being sub investment grade or unrated
•Strong liquidity position with c.£4 billion cash and cash like assets

DIVISIONAL RESULTS (continued)
INSURANCE AND WEALTH (continued)
Insurance and Wealth performance summary

	Half-year to 30 Jun 2022 £m	Half-year to 30 Jun 2021 £m	Change %	Half-year to 31 Dec 2021 £m	Change %

Underlying net interest income[1]	40	12		8
Underlying other income	724	660	10	773	(6)
Net income	764	672	14	781	(2)
Operating costs[2]	(555)	(502)	(11)	(478)	(16)
Remediation	(21)	(116)	82	(8)
Total costs	(576)	(618)	7	(486)	(19)
Underlying profit before impairment	188	54		295	(36)
Underlying impairment (charge) credit[2]	(2)	2		2
Underlying profit	186	56		297	(37)

Life and pensions sales (PVNBP)[3]	10,834	9,006	20	8,283	31
General insurance underwritten new gross written premiums	26	47	(45)	40	(35)
General insurance underwritten total gross written premiums	240	315	(24)	340	(29)
General insurance combined ratio[4]	99%	114%	(15)pp	101%	(2)pp

	At 30 Jun 2022 £bn	At 30 Jun 2021 £bn	Change %	At 31 Dec 2021 £bn	Change %

Insurance Solvency II ratio (pre-dividend)[5]	172%	162%	10pp	191%	(19)pp
UK Wealth Loans and advances to customers	1.0	1.0		1.0
UK Wealth Customer deposits	14.9	14.8	1	15.6	(4)
UK Wealth Risk-weighted assets	1.3	1.4	(7)	1.3
Total customer assets under administration	208.7	184.6	13	192.8	8
1In the half-year to 30 June 2022, the Group revised its liquidity transfer pricing methodology; comparative segmental net interest income has been presented on a consistent basis.
2Comparatives have been presented to reflect the new costs basis, consistent with the current period. See page 64.
3Present value of new business premiums.
4General insurance combined ratio at 30 June 2022 includes £29 million relating to storm weather claims (half-year to 30 June 2021: £3 million). 30 June 2021 also includes the £91 million regulatory fine relating to the way the Group historically communicated with home insurance customers regarding their renewals. Excluding these items the ratio was 91 per cent (half-year to 30 June 2021: 86 per cent).
5Equivalent estimated regulatory view of ratio (including With Profits funds and post-dividend) was 153 per cent (31 December 2021: 169 per cent, 30 June 2021: 153 per cent).

DIVISIONAL RESULTS (continued)
INSURANCE AND WEALTH (continued)
Income by product group

	Half-year to 30 June 2022			Half-year to 30 June 2021			Half-year to 31 Dec 2021 £m
	New business £m	Existing business £m	Total £m	New business £m	Existing business £m	Total £m

Workplace, planning and retirement	122	65	187	98	55	153	158
Individual and bulk annuities	75	50	125	43	38	81	81
Protection	21	11	32	14	10	24	28
Longstanding LP&I	5	150	155	7	150	157	140
	223	276	499	162	253	415	407
Life and pensions experience and other items			23			8	154
General insurance			106			158	122
Embark			20
			648			581	683
Wealth			116			91	98
Net income			764			672	781
Volatility arising in the insurance business
Volatility included in the Group’s statutory results before tax comprises the following:

	Half-year to 30 Jun 2022 £m	Half-year to 30 Jun 2021 £m	Half-year to 31 Dec 2021 £m

Insurance volatility	(532)	275	228
Policyholder interests volatility	54	214	152
Total volatility	(478)	489	380
Insurance hedging arrangements	436	(340)	(252)
Total	(42)	149	128
The Group’s insurance business has policyholder liabilities that are supported by substantial holdings of investments. IFRS requires that the changes in both the value of the liabilities and the investments are reflected within the income statement. The value of the liabilities does not move exactly in line with changes in the value of the investments. As the investments are substantial, movements in their value can have a significant impact on the profitability of the Group. Management believes that it is appropriate to disclose the division’s results on the basis of an expected return. The impact of the actual return on these investments differing from the expected return is included within insurance volatility.
Insurance volatility movements in the first half of 2022 were largely driven by increases in interest rates reducing the value of fixed income assets (beyond the reduction in liabilities), offset slightly by equity falls and inflation rises. Although the Group manages its exposures to equity, interest rate, foreign currency exchange rate, inflation and market movements within the Insurance division, it does so by balancing the importance of managing the impacts on both capital and earnings volatility. For example, equity market movements are hedged within Insurance on a Solvency II capital basis and whilst this also reduces the IFRS earnings exposure to equity market movements, the hedge works to a lesser extent from an IFRS earnings perspective.

DIVISIONAL RESULTS (continued)
INSURANCE AND WEALTH (continued)
Changes in insurance assumptions and methodology
The following impacts from assumption changes are included within Insurance and Wealth other operating income.

	Half-year to 30 Jun 2022 £m	Half-year to 30 Jun 2021 £m	Half-year to 31 Dec 2021 £m

Persistency	—	—	(15)
Mortality, longevity and morbidity	22	34	115
Expense assumptions	47	(29)	(65)
Other	3	22	(19)
Total assumption changes	72	27	16
Methodology changes	—	—	68
Total assumption and methodology changes	72	27	84
Key life and pensions assumptions and methodologies are formally updated through the annual basis review in the fourth quarter of each year. However, assumptions are monitored throughout the year and are updated at half-year where there is a compelling reason to do so.
Current period assumptions and methodology changes impact of £72 million, include a benefit from updating to the latest industry longevity assumptions and improved contractual arrangements leading to a reduction in the per-policy cost of servicing a subsection of the Group's policyholders.

DIVISIONAL RESULTS (continued)
OTHER

	Half-year to 30 Jun 2022 £m	Half-year to 30 Jun 2021 £m	Change %	Half-year to 31 Dec 2021 £m	Change %

Net income[1]	263	280	(6)	423	(38)
Operating costs[2]	(73)	(67)	(9)	(75)	3
Remediation	—	13		(1)
Total costs	(73)	(54)	(35)	(76)	4
Underlying profit before impairment	190	226	(16)	347	(45)
Underlying impairment credit	198	1		1
Underlying profit	388	227	71	348	11
1In the half-year to 30 June 2022, the Group revised its liquidity transfer pricing methodology; comparative segmental net interest income has been presented on a consistent basis.
2Comparatives have been presented to reflect the new costs basis, consistent with the current period. See page 64.
Other contains the Group’s equity investments businesses, including Lloyds Development Capital (LDC), Citra Living and the Group's share of the Business Growth Fund (BGF). Also included are income and expenses not attributed to other divisions, including residual underlying net interest income after transfer pricing (which includes the central recovery of the Group's distributions on other equity instruments), in period gains from gilt sales and the unwind of associated hedging costs.
During the first half of 2022, the Group's equity investment businesses contributed net income of £221 million compared to £226 million in the first half of 2021. This included ongoing solid investment performance in LDC, which continues to build its investment portfolio with attractive returns and is seeking opportunities to further integrate with the Group offering. Net income also included a gain of £47 million on the sale of gilts and other liquid assets, compared with a £23 million gain in the first half of 2021.
Underlying impairment for the period was a credit of £198 million compared to a credit of £1 million in the first half of 2021, relating to a reduction in the ECL central adjustment held at the end of 2021, from £400 million to £200 million in the second quarter of 2022. This adjustment is not allocated to specific portfolios and was applied in respect of uncertainty in the economic outlook.

RISK MANAGEMENT
PRINCIPAL RISKS AND UNCERTAINTIES
The significant risks faced by the Group are detailed below. There has been no change to the definition of these risks from those disclosed in the Group’s 2021 Annual Report on Form 20-F.
The external risks faced by the Group may also impact the success of delivering against the Group’s long-term strategic objectives. They include, but are not limited to supply chain and socio-economic pressures arising from the war between Russia and Ukraine and the coronavirus pandemic, which are contributing to cost of living increases and associated implications for UK consumers and businesses.
Heightened monitoring is in place across the Group’s portfolios to identify signs of affordability stress. However, there has been no adverse performance to date and the Group's portfolios remain broadly stable.
The Group participated in the Bank of England Biennial Exploratory Scenario on Climate (CBES), with industry level results published in May 2022. The exercise explored the financial risks posed by climate change, with projections of climate risks likely to create a drag on institutions’ profitability. The Group will continue to develop climate scenario analysis capabilities and improve its climate risk management.
The Group’s principal risks and uncertainties are reviewed and reported regularly to the Board in alignment with the Group’s Enterprise Risk Management Framework.
Market risk – The risk that the Group's capital or earnings profile is affected by adverse market rates or prices, in particular interest rates and credit spreads in the Banking business, interest rates, equity prices and credit spreads in the Insurance business, and credit spreads in the Group’s defined benefit pension schemes.
Credit risk – The risk that parties with whom the Group has contracted fail to meet their financial obligations (both on and off-balance sheet).
Funding and liquidity risk – Funding risk is defined as the risk that the Group does not have sufficiently stable and diverse sources of funding or the funding structure is inefficient. Liquidity risk is defined as the risk that the Group has insufficient financial resources to meet its commitments as they fall due, or can only secure them at excessive cost.
Capital risk – The risk that the Group has a sub-optimal quantity or quality of capital or that capital is inefficiently deployed across the Group.
Insurance underwriting risk – The risk of adverse developments in the timing, frequency and severity of claims for insured/underwritten events and in customer behaviour, leading to reductions in earnings and/or value.
Change/execution risk – The risk that, in delivering its change agenda, the Group fails to ensure compliance with laws and regulation, maintain effective customer service and availability and/or operation within the Group’s risk appetite.
Conduct risk – The risk of customer detriment across the customer lifecycle including: failures in product management, distribution and servicing activities; from other risks materialising, or other activities which could undermine the integrity of the market or distort competition, leading to unfair customer outcomes, regulatory censure, reputational damage or financial loss.
Data risk – The risk of the Group failing to effectively govern, manage and control its data (including data processed by third party suppliers), leading to unethical decisions, poor customer outcomes, loss of value to the Group and mistrust.
People risk – The risk that the Group fails to provide an appropriate colleague and customer-centric culture, supported by robust reward and wellbeing policies and processes, effective leadership to manage colleague resources, effective talent and succession management and robust control to ensure all colleague-related requirements are met.

PRINCIPAL RISKS AND UNCERTAINTIES (continued)
Operational resilience risk – The risk that the Group fails to design resilience into business operations, underlying infrastructure and controls (people, process, technology) so that it is able to withstand external or internal events which could impact the continuation of operations and fails to respond in a way which meets customer and stakeholder expectations and needs when the continuity of operations is compromised.
Operational risk – The risk of loss resulting from inadequate or failed internal processes, people and systems or from external events.
Model risk – The risk of financial loss, regulatory censure, reputational damage or customer detriment, as a result of deficiencies in the development, application or ongoing operation of models and rating systems.
Regulatory and legal risk – The risk of financial penalties, regulatory censure, criminal or civil enforcement action or customer detriment as a result of failure to identify, assess, correctly interpret, comply with, or manage regulatory and/or legal requirements.
Strategic risk – The risk which results from:
•Incorrect assumptions about internal or external operating environments
•Failure to understand the potential impact of strategic responses and business plans on existing risk types
•Failure to respond or the inappropriate strategic response to material changes in the external or internal operating environments
Climate risk – The risk that the Group experiences losses and/or reputational damage as a result of physical events, transition risk, or as a consequence of the responses to managing these changes, either directly or through the Group's customers.

INTEREST RATE SENSITIVITY
The Group manages the risk to its earnings and capital from movements in interest rates centrally by hedging the net liabilities which are stable or less sensitive to movements in rates. As at 30 June 2022, the Group’s structural hedge had an approved capacity of £250 billion (up £10 billion on 31 December 2021).
Illustrative cumulative impact of parallel shifts in interest rate curve1
The table below shows the banking book net interest income sensitivity to an instantaneous parallel increase in interest rates. Sensitivities reflect shifts in the interest rate curve. The marginal reduction in Year 1 sensitivity compared to the year end has been driven by a higher structural hedge balance. The actual impact will also depend on the prevailing regulatory and competitive environment at the time. This sensitivity is illustrative and does not reflect new business margin implications and/or pricing actions today or in future periods, other than as outlined.
The following assumptions have been applied:
•Instantaneous parallel shift in interest rate curve, including UK Bank Rate
•Balance sheet remains constant
•Assumes an illustrative 50 per cent pass-through on deposits and 100 per cent pass-through on assets, which could be different in practice

	Year 1 £m	Year 2 £m	Year 3 £m

+100bps	c.675	c.1,025	c.1,475
+50bps	c.350	c.525	c.725
+25bps	c.175	c.250	c.375
1Sensitivity based on modelled impact on banking book net interest income, including the future impact of structural hedge maturities. Annual impacts are presented for illustrative purposes only and are based on a number of assumptions which are subject to change. Year 1 reflects the 12 months from the 30 June 2022 balance sheet position.

CREDIT RISK
Overview
The outlook for a number of macroeconomic variables for the UK has deteriorated despite the post-COVID-19 recovery seen early in the year. The main challenges facing the economy are cost of living pressures and the impact of the war between Russia and Ukraine, which is aggravating existing inflationary pressures, higher commodity prices and supply chain issues to the UK economy.
Whilst not immune, the Group's portfolios are well-positioned, despite rising inflationary pressures and the Group retains a prudent approach to credit risk appetite and risk management, with robust LTVs in the secured portfolios. Despite the external environment, flows of assets into arrears, defaults and write-off have remained at low levels. However, the Group continues to monitor the economic environment carefully through a suite of early warning indicators.
The Group participated fully in UK Government lending schemes, including the Bounce Back Loan Scheme and the Coronavirus Business Interruption Loan Scheme, where UK Government guarantees are in place at 100 per cent and 80 per cent, respectively. These and other support measures mean that true underlying risk may potentially not be reflected in asset performance so the Group is carefully monitoring the level of arrears and will continue to review customer trends and contagion impacts to other lending.
The net impairment charge in the first half of 2022 was £381 million, compared to a release of £655 million in the first half of 2021, reflecting a low charge in relation to observed performance and a charge from economic outlook revisions. The latter includes a release from the Group's central adjustment which addresses downside risks outside of the base case conditioning assumptions in relation to COVID-19.
This reporting period also coincided with implementation of CRD IV regulatory requirements, which resulted in updates to credit risk measurement and modelling to maintain alignment between IFRS 9 and regulatory definitions of default. Most notably for UK mortgages, default was previously deemed to have occurred no later than when a payment was 180 days past due; in line with CRD IV this has now been reduced to 90 days, as well as including end-of-term payments on past due interest-only accounts and all non-performing loans.
The Group's ECL allowance on loans and advances to customers remained stable in the period at £4,089 million (31 December 2021: £4,020 million). Changes related to CRD IV have not materially impacted total ECL as management judgements were previously held in lieu of known changes, however some material movements between stages are observed.
Stage 2 loans and advances to customers increased from £34,931 million to £43,961 million, and as a percentage of total lending increased by 1.9 percentage points to 9.6 per cent (31 December 2021: 7.7 per cent), predominantly as a result of the higher proportion of mortgage accounts reaching the broader CRD IV definition of default introduced on 1 January 2022. Of the total Group Stage 2 loans and advances, 91.8 per cent are up to date (31 December 2021: 89.0 per cent) with sustained low levels of new to arrears. Stage 2 coverage reduced to 3.1 per cent (31 December 2021: 3.4 per cent).
Stage 3 loans and advances increased in the period to £8,095 million (31 December 2021: £6,443 million), and as a percentage of total lending increased to 1.8 per cent (31 December 2021: 1.4 per cent), also as a result of UK mortgages being subject to the CRD IV definition of default change. Stage 3 coverage decreased by 4.3 percentage points to 23.1 per cent (31 December 2021: 27.4 per cent) largely driven by comparatively better quality assets moving into Stage 3 through CRD IV changes.
Prudent risk appetite and risk management
•The Group continues to take a prudent and proactive approach to credit risk management and credit risk appetite, whilst working closely with customers to help them through cost of living pressures and any deterioration in broader economic conditions
•Sector, asset and product concentrations within the portfolios are closely monitored and controlled, with mitigating actions taken where appropriate. Sector and product risk appetite parameters help manage exposure to certain higher risk and cyclical sectors, segments and asset classes
•The Group’s effective risk management seeks to ensure early identification and management of customers and counterparties who may be showing signs of distress
•The Group will continue to work closely with its customers to ensure that they receive the appropriate level of support, including where repayments under the UK Government scheme lending fall due

CREDIT RISK (continued)
Impairment charge (credit) by division

	Half-year to 30 Jun 2022 £m	Half-year to 30 Jun 2021 £m	Change %	Half-year to 31 Dec 2021 £m	Change %

UK mortgages	(64)	(175)	(63)	(98)	(35)
Credit cards	273	67		(116)
Loans and overdrafts	241	58		(19)
UK Motor Finance	7	(40)		(111)
Other	28	1		(22)
Retail	485	(89)		(366)
SME	5	(146)		(91)
Corporate and other[1]	83	(488)		(194)
Commercial Banking	88	(634)		(285)
Insurance and Wealth	6	—		(2)
Other	(198)	—		(2)
Total impairment charge (credit)	381	(723)		(655)
1Corporate and other primarily comprises Mid Corporates and Corporate and Institutional.
Credit risk balance sheet basis of presentation
In the following tables, purchased or originated credit-impaired (POCI) assets include a fixed pool of mortgages that were purchased as part of the HBOS acquisition at a deep discount to face value reflecting credit losses incurred from the point of origination to the date of acquisition. The residual expected credit loss (ECL) allowance and resulting low coverage ratio on POCI assets reflects further deterioration in the creditworthiness from the date of acquisition. Over time, these POCI assets will run off as the loans redeem, pay down or as losses are crystallised.

CREDIT RISK (continued)
Group total expected credit loss allowance

	At 30 Jun 2022 £m	At 31 Dec 2021 £m

Customer related balances
Drawn	3,853	3,820
Undrawn	236	200
	4,089	4,020
Other assets	31	22
Total ECL allowance	4,120	4,042
Movements in Group total expected credit loss allowance

	Opening ECL at 31 Dec 2021 £m	Write-offs and other[1] £m	Income statement charge (credit) £m	Net ECL increase (decrease) £m	Closing ECL at 30 Jun 2022 £m

UK mortgages	837	64	(64)	—	837
Credit cards	521	(165)	273	108	629
Loans and overdrafts	445	(144)	241	97	542
UK Motor Finance	298	(15)	7	(8)	290
Other	165	(28)	28	—	165
Retail	2,266	(288)	485	197	2,463
SME	255	(11)	5	(6)	249
Corporate and other[2]	1,078	1	83	84	1,162
Commercial Banking	1,333	(10)	88	78	1,411
Insurance and Wealth	35	(1)	6	5	40
Other	408	(4)	(198)	(202)	206
Total[3]	4,042	(303)	381	78	4,120

1Contains adjustments in respect of purchased or originated credit-impaired financial assets.
2Corporate and other primarily comprises Mid Corporates and Corporate and Institutional.
3Total ECL includes £31 million relating to other non customer-related assets (31 December 2021: £22 million).

CREDIT RISK (continued)
Loans and advances to customers and expected credit loss allowance

At 30 June 2022	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 2 as % of total	Stage 3 as % of total

Loans and advances to customers
UK mortgages	266,548	30,106	3,424	10,415	310,493	9.7	1.1
Credit cards	12,484	2,289	280	—	15,053	15.2	1.9
Loans and overdrafts	8,666	1,144	256	—	10,066	11.4	2.5
UK Motor Finance	12,476	1,832	179	—	14,487	12.6	1.2
Other	16,689	2,405	1,280	—	20,374	11.8	6.3
Retail	316,863	37,776	5,419	10,415	370,473	10.2	1.5
SME	26,243	2,783	771	—	29,797	9.3	2.6
Corporate and other	54,975	3,370	1,843	—	60,188	5.6	3.1
Commercial Banking	81,218	6,153	2,614	—	89,985	6.8	2.9
Insurance and Wealth	945	31	56	—	1,032	3.0	5.4
Other[1]	(1,549)	1	6	—	(1,542)
Total gross lending	397,477	43,961	8,095	10,415	459,948	9.6	1.8
ECL allowance on drawn balances	(775)	(1,256)	(1,620)	(202)	(3,853)
Net balance sheet carrying value	396,702	42,705	6,475	10,213	456,095

Customer related ECL allowance (drawn and undrawn)
UK mortgages	44	337	254	202	837
Credit cards	172	346	111	—	629
Loans and overdrafts	164	243	135	—	542
UK Motor Finance[2]	105	80	105	—	290
Other	46	65	54	—	165
Retail	531	1,071	659	202	2,463
SME	59	107	83	—	249
Corporate and other	101	186	869	—	1,156
Commercial Banking	160	293	952	—	1,405
Insurance and Wealth	7	1	9	—	17
Other	200	—	4	—	204
Total	898	1,365	1,624	202	4,089

Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers[3]
UK mortgages	—	1.1	7.4	1.9	0.3
Credit cards	1.4	15.1	53.6	—	4.2
Loans and overdrafts	1.9	21.2	70.7	—	5.4
UK Motor Finance	0.8	4.4	58.7	—	2.0
Other	0.3	2.7	10.4	—	0.8
Retail	0.2	2.8	14.6	1.9	0.7
SME	0.2	3.8	13.5	—	0.8
Corporate and other	0.2	5.5	47.2	—	1.9
Commercial Banking	0.2	4.8	38.8	—	1.6
Insurance and Wealth	0.7	3.2	16.1	—	1.6
Other		—	66.7	—
Total	0.2	3.1	23.1	1.9	0.9
1Contains centralised fair value hedge accounting adjustments.
2UK Motor Finance for Stages 1 and 2 include £94 million relating to provisions against residual values of vehicles subject to finance leasing agreements. These provisions are included within the calculation of coverage ratios.
3Total and Stage 3 ECL allowances as a percentage of drawn balances exclude loans in recoveries in Credit cards of £73 million, Loans and overdrafts of £65 million, Retail other of £761 million, SME of £158 million and Commercial Banking other of £2 million. Equity Investments and Central Items excludes the £200 million ECL central adjustment.

CREDIT RISK (continued)
Loans and advances to customers and expected credit loss allowance (continued)

At 31 December 2021	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 2 as % of total	Stage 3 as % of total

Loans and advances to customers
UK mortgages	273,629	21,798	1,940	10,977	308,344	7.1	0.6
Credit cards	12,148	2,077	292	—	14,517	14.3	2.0
Loans and overdrafts	8,181	1,105	271	—	9,557	11.6	2.8
UK Motor Finance	12,247	1,828	201	—	14,276	12.8	1.4
Other[1]	16,772	2,007	778	—	19,557	10.3	4.0
Retail	322,977	28,815	3,482	10,977	366,251	7.9	1.0
SME[1]	26,902	2,954	843	—	30,699	9.6	2.7
Corporate and other	49,115	3,128	2,049	—	54,292	5.8	3.8
Commercial Banking	76,017	6,082	2,892	—	84,991	7.2	3.4
Insurance and Wealth	898	34	62	—	994	3.4	6.2
Other[2]	144	—	7	—	151	—	4.6
Total gross lending	400,036	34,931	6,443	10,977	452,387	7.7	1.4
ECL allowance on drawn balances	(915)	(1,114)	(1,581)	(210)	(3,820)
Net balance sheet carrying value	399,121	33,817	4,862	10,767	448,567

Customer related ECL allowance (drawn and undrawn)
UK mortgages	49	394	184	210	837
Credit cards	144	249	128	—	521
Loans and overdrafts	136	170	139	—	445
UK Motor Finance[3]	108	74	116	—	298
Other	45	65	55	—	165
Retail	482	952	622	210	2,266
SME	61	104	90	—	255
Corporate and other	76	142	858	—	1,076
Commercial Banking	137	246	948	—	1,331
Insurance and Wealth	5	2	10	—	17
Other	400	—	6	—	406
Total	1,024	1,200	1,586	210	4,020

Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers[4]
UK mortgages	—	1.8	9.5	1.9	0.3
Credit cards	1.2	12.0	56.9	—	3.6
Loans and overdrafts	1.7	15.4	67.5	—	4.7
UK Motor Finance	0.9	4.0	57.7	—	2.1
Other	0.3	3.2	13.8	—	0.9
Retail	0.1	3.3	20.9	1.9	0.6
SME	0.2	3.5	12.7	—	0.8
Corporate and other	0.2	4.5	42.0	—	2.0
Commercial Banking	0.2	4.0	34.4	—	1.6
Insurance and Wealth	0.6	5.9	16.1	—	1.7
Other	—	—	85.7	—	4.0
Total	0.3	3.4	27.4	1.9	0.9
1Restated to reflect migration of certain customers from SME business within Commercial Banking to Business Banking within Retail.
2Contains centralised fair value hedge accounting adjustments.
3UK Motor Finance for Stages 1 and 2 include £95 million relating to provisions against residual values of vehicles subject to finance leasing agreements. These provisions are included within the calculation of coverage ratios.
4Total and Stage 3 ECL allowances as a percentage of drawn balances exclude loans in recoveries in Credit cards of £67 million, Loans and overdrafts of £65 million, Retail other of £379 million, SME of £135 million and Commercial Banking other of £4 million. Equity Investments and Central Items excludes the £400 million ECL central adjustment.

CREDIT RISK (continued)
Stage 2 loans and advances to customers and expected credit loss allowance

	Up to date				1 to 30 days past due[2]		Over 30 days past due		Total
	PD movements		Other[1]
At 30 June 2022	Gross lending £m	ECL[3] £m	Gross lending £m	ECL[3] £m	Gross lending £m	ECL[3] £m	Gross lending £m	ECL[3] £m	Gross lending £m	ECL[3] £m

UK mortgages	21,618	141	6,241	117	1,549	39	698	40	30,106	337
Credit cards	2,042	257	131	45	87	28	29	16	2,289	346
Loans and overdrafts	735	140	235	42	134	43	40	18	1,144	243
UK Motor Finance	675	24	977	21	143	25	37	10	1,832	80
Other	380	23	1,450	24	396	11	179	7	2,405	65
Retail	25,450	585	9,034	249	2,309	146	983	91	37,776	1,071
SME	2,511	99	126	4	58	2	88	2	2,783	107
Corporate and other	3,080	180	151	3	39	3	100	—	3,370	186
Commercial Banking	5,591	279	277	7	97	5	188	2	6,153	293
Insurance and Wealth	16	—	7	1	—	—	8	—	31	1
Other	—	—	1	—	—	—	—	—	1	—
Total	31,057	864	9,319	257	2,406	151	1,179	93	43,961	1,365

At 31 December 2021
UK mortgages	14,845	132	4,133	155	1,433	38	1,387	69	21,798	394
Credit cards	1,755	176	210	42	86	20	26	11	2,077	249
Loans and overdrafts	505	82	448	43	113	30	39	15	1,105	170
UK Motor Finance	581	20	1,089	26	124	19	34	9	1,828	74
Other[4]	586	41	990	15	294	6	137	3	2,007	65
Retail	18,272	451	6,870	281	2,050	113	1,623	107	28,815	952
SME[4]	2,641	96	192	5	41	2	80	1	2,954	104
Corporate and other	2,998	139	79	3	10	—	41	—	3,128	142
Commercial Banking	5,639	235	271	8	51	2	121	1	6,082	246
Insurance and Wealth	18	—	6	1	2	—	8	1	34	2
Other	—	—	—	—	—	—	—	—	—	—
Total	23,929	686	7,147	290	2,103	115	1,752	109	34,931	1,200
1Includes forbearance, client and product-specific indicators not reflected within quantitative PD assessments.
2Includes assets that have triggered PD movements, or other rules, given that being 1-29 days in arrears in and of itself is not a Stage 2 trigger.
3Expected credit loss allowance on loans and advances to customers (drawn and undrawn).
4Restated to reflect migration of certain customers from SME business within Commercial Banking to Business Banking within Retail.

CREDIT RISK (continued)
ECL sensitivity to economic assumptions
The measurement of ECL reflects an unbiased probability-weighted range of possible future economic outcomes. The Group achieves this by generating four economic scenarios to reflect the range of outcomes; the central scenario reflects the Group’s base case assumptions used for medium-term planning purposes, an upside and a downside scenario are also selected together with a severe downside scenario. The base case, upside and downside scenarios carry a 30 per cent weighting; the severe downside is weighted at 10 per cent. These assumptions can be found in note 2 on page 53 onwards.
The table below shows the Group’s ECL for the probability-weighted, upside, base case, downside and severe downside scenarios, the severe downside scenario incorporating adjustments made to CPI inflation and UK Bank Rate paths. The stage allocation for an asset is based on the overall scenario probability-weighted PD and hence the staging of assets is constant across all the scenarios. In each economic scenario the ECL for individual assessments and post-model adjustments is constant reflecting the basis on which they are evaluated.

	Probability- weighted £m	Upside £m	Base case £m	Downside £m	Severe downside £m

UK mortgages	837	462	610	980	2,213
Credit cards	629	546	597	686	804
Other Retail	997	949	981	1,029	1,093
Commercial Banking	1,411	1,215	1,310	1,482	2,093
Other	246	244	246	246	247
At 30 June 2022	4,120	3,416	3,744	4,423	6,450

UK mortgages	837	637	723	967	1,386
Credit cards	521	442	500	569	672
Other Retail	908	844	892	947	1,034
Commercial Banking	1,333	1,196	1,261	1,403	1,753
Other	443	441	443	444	446
At 31 December 2021	4,042	3,560	3,819	4,330	5,291

CREDIT RISK (continued)
Retail
•The Retail portfolio has remained robust and well-positioned despite pressure on consumer disposable incomes from a rising cost of living. Risk management has been enhanced since the last financial crisis, with strong affordability and indebtedness controls for both new and existing lending and a prudent risk appetite approach. The Retail lending book is concentrated towards higher income segments who have reduced their debt commitments during the pandemic and should be better able to withstand the cost of living challenge
•The Group is closely monitoring the impacts of the rising cost of living on consumers. Despite no deterioration in credit quality, proactive action has been taken to increase living cost assumptions in affordability assessments with more targeted action for those customers deemed to be most at risk
•Despite external pressures, arrears rates remain low and generally below pre-pandemic levels. New lending credit quality remains strong and performance is stable
•Contagion impact on Retail lending from the Bounce Back Loan Scheme (BBLS) is limited. However, small businesses in some cases are under significant pressure from BBLS repayments alongside external pressures and the Group continues to monitor this segment closely
•The Retail impairment charge in the first half of 2022 was £485 million, compared to a release of £89 million in the first half of 2021. Credit performance was favourable year-on-year, adversity is explained by revisions to the macroeconomic outlook. The first half of 2021 benefitted from a large release of ECL following the effectiveness of Government interventions and vaccine rollout, relative to expectations at earlier stages of the pandemic
•Additional judgements have been raised in the first half of the year to capture the increased risk of inflation and impact on the cost of living for retail customers, and additionally for segments of the Retail book that are considered less resilient to disposable income shocks
•Existing IFRS 9 staging rules and triggers have been maintained across Retail from the 2021 year end with the exception of mortgages. The change maintains alignment between IFRS 9 and new regulatory definitions of default. Default continues to be considered to have occurred when there is evidence that the customer is experiencing financial difficulty which is likely to significantly affect their ability to repay the amount due. For mortgages, this was previously deemed to have occurred no later than when a payment was 180 days past due; in line with CRD IV this has now been reduced to 90 days, as well as including end-of-term payments on past due interest-only accounts and all non-performing loans. Overall ECL is not materially impacted as management judgements were previously held in lieu of these known changes. However, material movements between stages were observed, with additional assets in Stage 3 and Stage 2 at the point of implementation, as a result of the broader definition of default
•Stage 2 loans and advances now comprise 10.2 per cent of the Retail portfolio (31 December 2021: 7.9 per cent), of which 91.3 per cent are up to date performing loans (31 December 2021: 87.3 per cent), due to the higher proportion of mortgage accounts reaching the new CRD IV definition of default. Stage 2 ECL coverage has also decreased to 2.8 per cent (31 December 2021: 3.3 per cent) as the risk of these accounts is comparatively lower. Stage 2 balances and coverage of Retail products excluding UK mortgages show a general increasing trend following updates to the macroeconomic outlook, with a lower impact of CRD IV changes (90 days past due definition already adopted)
•Stage 3 movements are directionally similar to Stage 2. Loans and advances have increased to 1.5 per cent of total loans and advances (31 December 2021: 1.0 per cent). Stage 3 ECL coverage decreased to 14.6 per cent (31 December 2021: 20.9 per cent) due to a higher proportion of mortgages triggering 90 days past due, with lower coverage on average

CREDIT RISK (continued)
Portfolios
UK mortgages
•The UK mortgages portfolio is well-positioned with low arrears and a low loan-to-value (LTV) profile. The Group has actively improved the quality of the portfolio over recent years using robust affordability and credit controls, whilst the balances of higher risk portfolios originated prior to 2008 have continued to reduce
•The housing market remains resilient despite the macroeconomic uncertainty. However, price growth and activity levels are expected to soften this year with rises in UK Bank Rate and associated mortgage rates alongside a household income squeeze weakening consumer confidence
•Total loans and advances increased to £310.5 billion (31 December 2021: £308.3 billion), with a reduction in average LTV to 40.2 per cent (31 December 2021: 42.1 per cent). The proportion of balances with an LTV greater than 90 per cent decreased to 0.4 per cent (31 December 2021: 0.5 per cent). The average LTV of new business decreased to 61.9 per cent (31 December 2021: 63.3 per cent)
•There was an impairment release of £64 million for the first half of 2022 reflecting continued resilient house prices and benign credit performance. This compares to a net release of £175 million for the first half of 2021, which included a comparatively greater benefit from house prices in relation to expectations earlier in the pandemic. Total ECL coverage remains flat at 0.3 per cent (31 December 2021: 0.3 per cent)
•Stage 2 loans and advances increased to 9.7 per cent of the portfolio (31 December 2021: 7.1 per cent), and Stage 2 ECL coverage has reduced to 1.1 per cent (31 December 2021: 1.8 per cent). This is largely as a result of the higher proportion of mortgage accounts reaching the broader CRD IV definition of default
•Stage 3 ECL coverage decreased to 7.4 per cent (31 December 2021: 9.5 per cent) again largely due to a higher proportion of mortgage accounts triggering the broader CRD IV definition of default of 90 days past due (previously 180 days)
Credit cards
•Credit card balances increased to £15.1 billion (31 December 2021: £14.5 billion) due to increased levels of customer spend but remain below pre-pandemic levels
•The credit card portfolio is a prime book which has performed well in recent years, with lower arrears rates compared to the High Street Bank peer group
•The impairment charge was £273 million for the first half of 2022 compared to a charge of £67 million for the first half of 2021, with overall ECL coverage increasing to 4.2 per cent (31 December 2021: 3.6 per cent). These increases are largely due to the updates to the UK's macroeconomic outlook in addition to precautionary judgements to account for the increased risk of inflation and impact on the cost of living for Retail customers
•Stage 2 loans and advances have increased to 15.2 per cent of the portfolio (31 December 2021: 14.3 per cent) and Stage 2 ECL coverage has increased to 15.1 per cent (31 December 2021: 12.0 per cent), both reflecting updates to the UK's macroeconomic outlook
•Stage 3 ECL coverage decreased to 53.6 per cent (31 December 2021: 56.9 per cent) due to model parameter updates to account for favourable recoveries performance
Loans and overdrafts
•Loans and advances for personal current account and the personal loans portfolios increased to £10.1 billion (31 December 2021: £9.6 billion) with continued recovery in customer spend and demand for credit
•The impairment charge was £241 million for the first half of 2022, compared to £58 million for the first half of 2021. These increases are largely due to the updates to the UK's macroeconomic outlook in addition to precautionary judgements to account for the increased risk of inflation and impact on the cost of living for Retail customers
•Stage 2 ECL coverage increased to 21.2 per cent (31 December 2021: 15.4 per cent) and overall ECL coverage increased to 5.4 per cent (31 December 2021: 4.7 per cent), both reflecting updates to the UK's macroeconomic outlook
•Stage 3 ECL coverage increased slightly to 70.7 per cent (31 December 2021: 67.5 per cent)

CREDIT RISK (continued)
UK Motor Finance
•The UK Motor Finance portfolio increased to £14.5 billion (31 December 2021: £14.3 billion) with continued new car supply constraints being offset by continued strong demand for used vehicles
•There was an impairment charge of £7 million for the first half of 2022 reflecting continued low levels of losses given continued resilient used car prices. This compares to a net release of £40 million for the first half of 2021, which benefitted from ECL releases as used car prices materially outperformed expectations set earlier in the pandemic. However, used car prices have begun to fall from recent high levels with this trend expected to continue. Overall ECL coverage has decreased to 2.0 per cent (31 December 2021: 2.1 per cent)
•Updates to Residual Value (RV) and Voluntary Termination (VT) risk held against Personal Contract Purchase (PCP) and Hire Purchase (HP) lending are included within the impairment charge. Continued resilience in used car prices and disposal experience, partially driven by global supply issues, has resulted in broadly flat RV and VT ECL of £94 million (31 December 2021: £95 million)
•Stage 2 ECL coverage increased to 4.4 per cent (31 December 2021: 4.0 per cent) and Stage 3 ECL coverage increased to 58.7 per cent (31 December 2021: 57.7 per cent)
Other
•Other loans and advances increased to £20.4 billion (31 December 2021: £19.6 billion)
•The impairment charge increased to £28 million for the first half of 2022, compared to £1 million for the first half of 2021, primarily due to updates to the UK macroeconomic forecast
Retail UK mortgages loans and advances to customers1

	At 30 Jun 2022 £m	At 31 Dec 2021 £m

Mainstream	250,764	248,013
Buy-to-let	51,256	51,111
Specialist	8,473	9,220
Total	310,493	308,344
1Balances include the impact of HBOS related acquisition adjustments.

CREDIT RISK (continued)
Commercial Banking
•Commercial Banking actively supported its customers throughout the pandemic, through a range of propositions, including capital repayment holidays, working capital line increases and financial covenant waivers, as well as supporting small businesses and corporates through full use of UK Government schemes
•Although the UK economy recovered during the first quarter of 2022, the macroeconomic outlook has subsequently deteriorated. The war between Russia and Ukraine has aggravated inflationary pressures and supply chain disruption, adding to the cost of living squeeze, with some sectors such as travel, transportation, retail, leisure and hospitality particularly impacted. However, as a proportion of the Group’s overall lending, exposure to these sectors remains relatively limited with prudent risk appetite parameters in place to support customers and protect the Group's positions
•The Group is cognisant of a number of client risks associated with rising inflationary pressures and the weaker UK economic outlook, including weakening consumer sentiment, energy, fuel and commodities price inflation, supply chain disruption, labour markets, credit markets, interest rates and climate change
•The Group expects the longer term recovery to be slower in a few of the impacted sectors and anticipates structural changes over time in these, and a number of other sectors. Sector and credit risk appetite continue to be proactively managed to ensure the Group is protected and clients are supported in the right way
•Observed credit quality has been strong and broadly stable in the first half of 2022, noting that this could still be influenced by increased liquidity as a result of the significant temporary support provided by the UK Government in light of the pandemic, which has the potential to distort the underlying credit risk profile, particularly in the predominantly secured SME portfolio. Repayments under these schemes commenced in the second half of 2021, with low arrears to date. The level of arrears continues to be carefully monitored, with early risk mitigating activities taken as appropriate
•Although significant uncertainties remain, with a number of headwinds and the withdrawal of the Government COVID-19 support measures yet to impact portfolio performance to date, the Group continues to provide early support to its more vulnerable customers through focussed risk management via its Watchlist and Business Support framework. The Group will continue to balance prudent risk appetite with ensuring support for financially viable clients on their road to recovery
Impairment
•There was a net impairment charge of £88 million in the first half of 2022, compared to a release of £634 million in the first half of 2021. The charge was driven by economic outlook revisions offset by an observed performance release
•ECL allowances increased by £74 million to £1,405 million at 30 June 2022 (31 December 2021: £1,331 million). The ECL provision at 30 June 2022 captures the impact of inflationary pressures and supply chain constraints and assumes additional losses will emerge as a result of these and as structural changes emerge in some sectors
•Stage 2 loans and advances increased marginally by £71 million to £6,153 million (31 December 2021: £6,082 million), of which 95.4 per cent are current and up to date. Stage 2 loans as a proportion of total loans and advances to customers reduced to 6.8 per cent (31 December 2021: 7.2 per cent). Stage 2 ECL coverage was higher at 4.8 per cent (31 December 2021: 4.0 per cent) with the increase in coverage a direct result of the forward look multiple economic scenarios
•Stage 3 loans and advances reduced to £2,614 million (31 December 2021: £2,892 million) and as a proportion of total loans and advances to customers, reduced to 2.9 per cent (31 December 2021: 3.4 per cent). Stage 3 ECL coverage increased to 38.8 per cent (31 December 2021: 34.4 per cent) predominantly driven by net repayments on Stage 3 loans and advances

CREDIT RISK (continued)
Commercial Banking UK Direct Real Estate
•Commercial Banking UK Direct Real Estate gross lending stood at £11.1 billion at 30 June 2022 (net of exposures subject to protection through Significant Risk Transfer (SRT) securitisations). The Group has a further £0.7 billion of UK Direct Real Estate exposure in Business Banking within the Retail division
•The Group classifies Direct Real Estate as exposure which is directly supported by cash flows from property activities (as opposed to trading activities, such as hotels, care homes and housebuilders). Exposures of £5.4 billion to social housing providers are also excluded
•Recognising this is a cyclical sector, caps are in place to control origination and exposure, including a number of asset type categories. Focus remains on the UK market and new business has been written in line with a prudent risk appetite with conservative LTVs, strong quality of income and proven management teams
•Overall performance has remained resilient and although the Group saw some increase in cases on its closer monitoring Watchlist category, levels of this remain significantly below that seen during the pandemic. Transfers to the Group's Business Support Unit have been limited
•Rent collection has largely recovered and stabilised following the coronavirus pandemic, although challenges remain in some sectors. Despite some material headwinds, including the inflationary environment and the impact of rising interest rates, the portfolio is well-positioned and proactively managed, with appropriate risk mitigants in place:
–CRE exposures continue to be heavily weighted towards investment real estate (c.90 per cent) over development. Of these investment exposures, over 85 per cent have an LTV of less than 60 per cent, with an average LTV of 39 per cent
–c.92 per cent of CRE investment exposures have an interest cover ratio of greater than 2.0 times and in SME, LTV at origination has been typically limited to c.55 per cent, given prudent repayment cover criteria (including a notional base rate stress)
–Approximately 49 per cent of CRE exposures relate to commercial real estate (with no speculative development lending) with the remainder related to residential real estate. The underlying sub-sector split is diversified with c.15 per cent of exposures secured by Retail assets and appetite tightened since 2018
–The Office portfolio is focused on prime locations with strong sponsors and low LTVs, as well as no speculative commercial development
–Use of SRT securitisations also acts as a risk mitigant in this portfolio, with run off of these carefully managed and sequenced
–Both investment and development lending is subject to specific credit risk appetite criteria. Development lending criteria include maximum loan to gross development value and maximum loan to cost, with funding typically only released against completed work, as confirmed by the Group’s monitoring quantity surveyor

FUNDING AND LIQUIDITY RISK
The Group has maintained its robust funding and liquidity position with a loan to deposit ratio of 95 per cent as at 30 June 2022 (94 per cent as at 31 December 2021). Customer deposits remain elevated despite the uncertainties that persist around the macroeconomic environment.
The Group's liquid assets continue to exceed the regulatory minimum and internal risk appetite, with a liquidity coverage ratio (LCR) of 142 per cent (based on a monthly rolling average over the previous 12 months) as at 30 June 2022 calculated on a Group consolidated basis based on the EU Delegated Act. Following the implementation of structural reform, liquidity risk is managed at a legal entity level with the Group consolidated LCR representing the composite of the Ring-Fenced Bank and Non Ring-Fenced Bank entities.
The Net Stable Funding Ratio (NSFR) was implemented on 1 January 2022. The Group monitors this metric monthly and is in excess of the regulatory requirement of 100 per cent.
During the first half of the year, the Group accessed wholesale funding across a range of currencies and markets. The Group expects 2022 funding volumes to total £5 billion to £6 billion of senior funding from Lloyds Banking Group plc. Year-to-date term funding issuance volumes total £3.5 billion. Overall, wholesale funding totalled £97.7 billion as at 30 June 2022. The total outstanding amount of drawings from the Term Funding Scheme with additional incentives for SMEs (TFSME) has remained stable at £30 billion at 30 June 2022 (31 December 2021: £30 billion), with maturities in 2025, 2027 and beyond.
The Group’s credit ratings continue to reflect the strength of the Group's business model and balance sheet. Over the course of the year, Fitch and S&P affirmed the Group’s ratings. In July, Moody’s downgraded the senior and subordinated ratings for Lloyds Banking Group plc and the subordinated ratings for Lloyds Bank plc by one notch based on their Loss Given Failure methodology. This was a technical and methodological change that puts us in line with peer issuers. The agencies continue to monitor the impact of cost of living increases and rising rates for the UK banking sector. The Group's strong management, franchise and financial performance along with robust capital and funding position are reflected in the Group's strong ratings.
Group funding requirements and sources

	At 30 Jun 2022 £bn	At 31 Dec 2021 £bn	Change %

Group funding position
Loans and advances to customers	456.1	448.6	2
Loans and advances to banks[1]	7.7	6.9	12
Debt securities at amortised cost	9.0	6.8	32
Reverse repurchase agreements – non-trading	56.5	54.8	3
Financial assets at fair value through other comprehensive income	24.3	28.1	(14)
Cash and balances at central banks	86.7	76.4	13
Other assets[2]	250.1	264.9	(6)
Total Group assets	890.4	886.5
Less other liabilities[2]	(216.2)	(232.8)	(7)
Funding requirements	674.2	653.7	3

Customer deposits	478.2	476.3
Wholesale funding[3]	97.7	93.1	5
Repurchase agreements – non-trading	18.2	1.1
Term Funding Scheme with additional incentives for SMEs (TFSME)	30.0	30.0
Total equity	50.1	53.2	(6)
Funding sources	674.2	653.7	3
1Excludes £0.1 billion (31 December 2021: £0.1 billion) of loans and advances to banks within the Insurance business.
2Other assets and other liabilities primarily include balances in the Group’s Insurance business and the fair value of derivative assets and liabilities.
3The Group’s definition of wholesale funding aligns with that used by other international market participants; including bank deposits, debt securities in issue and subordinated liabilities. Excludes balances relating to margins of £2.9 billion (31 December 2021: £3.8 billion). Wholesale funding includes significant risk transfer securitisations issued by special purpose vehicles of £1.6 billion (31 December 2021: £1.7 billion); comparatives have been presented on a consistent basis.

FUNDING AND LIQUIDITY RISK (continued)
Reconciliation of Group funding to the balance sheet

At 30 June 2022	Included in funding analysis £bn	Cash collateral received £bn	Fair value and other accounting methods £bn	Balance sheet £bn

Deposits from banks	4.2	3.1	0.2	7.5
Debt securities in issue	81.0	—	(6.7)	74.3
Subordinated liabilities	12.5	—	(1.7)	10.8
Total wholesale funding[1]	97.7	3.1
Customer deposits	478.2	—	—	478.2
Total	575.9	3.1

At 31 December 2021
Deposits from banks	3.3	4.3	—	7.6
Debt securities in issue	76.4	—	(4.8)	71.6
Subordinated liabilities	13.4	—	(0.3)	13.1
Total wholesale funding[1]	93.1	4.3
Customer deposits	476.3	—	—	476.3
Total	569.4	4.3
1Wholesale funding includes significant risk transfer securitisations issued by special purpose vehicles of £1.6 billion (31 December 2021: £1.7 billion); comparatives have been presented on a consistent basis.
Analysis of total wholesale funding by residual maturity

Less than one month £bn		One to three months £bn	Three to six months £bn	Six to nine months £bn	Nine months to one year £bn	One to two years £bn	Two to five years £bn	More than five years £bn	Total at 30 Jun 2022 £bn	Total at 31 Dec 2021 £bn

Deposits from banks	2.1	1.1	0.5	0.1	—	0.4	—	—	4.2	3.3
Debt securities in issue:
Certificates of deposit	1.9	1.7	0.9	1.4	0.5	—	—	—	6.4	4.4
Commercial paper	6.2	3.5	1.3	0.2	0.1	—	—	—	11.3	8.7
Medium-term notes	0.1	1.5	2.7	1.9	2.2	5.7	18.9	11.4	44.4	42.5
Covered bonds	0.8	0.9	0.5	2.6	0.9	2.2	5.1	2.2	15.2	17.0
Securitisation	0.4	0.1	0.2	0.5	—	0.1	1.0	1.4	3.7	3.8
	9.4	7.7	5.6	6.6	3.7	8.0	25.0	15.0	81.0	76.4
Subordinated liabilities	—	—	—	—	1.1	0.7	5.1	5.6	12.5	13.4
Total wholesale funding[1]	11.5	8.8	6.1	6.7	4.8	9.1	30.1	20.6	97.7	93.1
1Excludes balances relating to margins of £2.9 billion (31 December 2021: £3.8 billion). Wholesale funding includes significant risk transfer securitisations issued by special purpose vehicles of £1.6 billion (31 December 2021: £1.7 billion); comparatives have been presented on a consistent basis.

FUNDING AND LIQUIDITY RISK (continued)
Analysis of 2022 term issuance

	Sterling £bn	US Dollar £bn	Euro £bn	Other currencies £bn	Total £bn

Securitisation[1]	0.3	—	—	—	0.3
Medium-term notes	0.5	1.5	—	1.2	3.2
Covered bonds	—	—	—	—	—
Private placements	—	—	—	—	—
Subordinated liabilities	—	—	—	—	—
Total issuance	0.8	1.5	—	1.2	3.5
1Includes significant risk transfer securitisations.
Liquidity portfolio
At 30 June 2022, the banking business had £145.9 billion of highly liquid unencumbered LCR eligible assets, based on a monthly rolling average over the previous 12 months post any liquidity haircuts (31 December 2021: £140.2 billion). These assets are available to meet cash and collateral outflows and regulatory requirements. The Insurance business manages a separate liquidity portfolio to mitigate insurance liquidity risk.
The banking business also has a significant amount of non-LCR eligible liquid assets which are eligible for use in a range of central bank or similar facilities. Future use of such facilities will be based on prudent liquidity management and economic considerations, having regard for external market conditions.
LCR eligible assets

	Average
	2022[1] £bn	2021[2] £bn	Change %

Level 1
Cash and central bank reserves	78.3	71.0	10
High quality government/MDB/agency bonds[3]	62.7	65.2	(4)
High quality covered bonds	2.1	2.4	(13)
Total	143.1	138.6	3
Level 2[4]	2.8	1.6	75
Total LCR eligible assets	145.9	140.2	4
1Based on 12 months rolling average to 30 June 2022. Eligible assets are calculated as an average of month-end observations over the previous 12 months post any liquidity haircuts.
2Based on 12 months rolling average to 31 December 2021. Eligible assets are calculated as an average of month-end observations over the previous 12 months post any liquidity haircuts.
3Designated multilateral development bank (MDB).
4Includes Level 2A and Level 2B.
Encumbered assets
The Group Asset and Liability Committee (GALCO) monitor and manage total balance sheet encumbrance, including via a defined risk appetite. At 30 June 2022, the Group had £38.5 billion (31 December 2021: £36.9 billion) of externally encumbered on-balance sheet assets with counterparties other than central banks. The increase in encumbered assets was primarily driven by higher activity in the repurchase agreements market. The Group also had £707.1 billion (31 December 2021: £694.3 billion) of unencumbered on-balance sheet assets, and £144.8 billion (31 December 2021: £155.4 billion) of pre-positioned and encumbered assets held with central banks, the reduction in the latter was primarily driven by the amortisation of the asset portfolios pledged to access Bank of England funding schemes. Primarily, the Group encumbers mortgages, unsecured lending, credit card receivables and car loans through the issuance programmes and tradable securities through securities financing activity. The Group mainly pre-positions mortgage assets at central banks.

CAPITAL RISK
Analysis of CET1 capital position
The Group's pro forma CET1 capital ratio reduced from 16.3 per cent at 31 December 2021 to 14.8 per cent at 30 June 2022.
This initially reflected a reduction of 230 basis points on 1 January 2022 for regulatory changes which included an increase in risk-weighted assets, in addition to other related modelled impacts on CET1 capital, following:
•The anticipated impact of the implementation of new CRD IV mortgage, retail unsecured and commercial banking models to meet revised regulatory standards for modelled outputs
•The UK implementation of the remainder of CRR 2 which included a new standardised approach for measuring counterparty credit risk (SA-CCR)
This was in addition to the reinstatement of the full deduction treatment for intangible software assets and phased reductions in IFRS 9 transitional relief. The new CRD IV models remain subject to finalisation and approval by the PRA and therefore uncertainty over the final impact remains.
The impact of the regulatory changes on 1 January 2022 was subsequently offset by strong pro forma capital generation of 139 basis points during the first half of the year which reflected the following:
•Banking profitability of 117 basis points, including a limited net impairment offset of 14 basis points
•A further 16 basis points for the £300 million interim dividend received from the Insurance business in July 2022 in respect of its interim results
•A reduction in risk-weighted assets, post 1 January 2022 regulatory changes, generating an increase equivalent to 20 basis points and other movements of 17 basis points
•Offset in part by 31 basis points related to the full 2022 fixed deficit contributions for the Group’s three main defined benefit pension schemes
Capital usage resulted in a further reduction of 60 basis points, reflecting the impact of the foreseeable ordinary dividend accrual of 41 basis points, inclusive of the announced interim ordinary dividend of 0.80 pence per share, and variable pension contributions of 19 basis points which were made to the main defined benefit pension schemes.
The ordinary share buyback programme announced as part of the Group's 2021 year end results, which commenced in February 2022, has been recognised in full through CET1 capital.
Excluding the Insurance dividend received in July 2022, the Group's CET1 capital ratio at 30 June 2022 was 14.7 per cent.
A final decision on the 2022 full year ordinary dividend and the return of any surplus capital through special dividends or share buybacks will be given due consideration by the Board at year end.

CAPITAL RISK (continued)

Target capital ratio
The Board’s view of the ongoing level of CET1 capital required by the Group to grow the business, meet current and future regulatory requirements and cover uncertainties continues to be around 12.5 per cent plus a management buffer of around 1 per cent. This takes into account, amongst other things:
•The minimum Pillar 1 CET1 capital requirement of 4.5 per cent of risk-weighted assets
•The Group’s nominal Pillar 2A capital requirement, set by the PRA, which is the equivalent of around 2.0 per cent of risk-weighted assets as at 30 June 2022 and includes a reduction linked to the setting of a UK countercyclical capital buffer (CCyB) rate under normal conditions, as defined by the Financial Policy Committee (FPC). This reduction has been temporarily offset through a separate regulatory capital buffer at the CET1 capital level which will be removed in December 2022 following the increase in the UK CCyB rate to 1 per cent. During 2022, the PRA will revert to setting a variable amount for the Group's Pillar 2A capital requirement (being a set percentage of risk-weighted assets), with fixed add-ons for certain risk types
•The Group’s current CCyB requirement is around zero per cent of risk-weighted assets. In July 2022, the FPC announced that the UK CCyB rate would increase to 2 per cent from July 2023, following the previously announced increase to 1 per cent in December 2022. This would represent an equivalent increase in the Group's CCyB to 0.9 per cent in December 2022 and to 1.8 per cent in July 2023, based upon the concentration of Group exposures to the UK market at 30 June 2022. The FPC noted in July 2022 that as uncertainty around the economic outlook has increased it will continue to monitor the situation closely and could vary the UK CCyB rate up or down in response to economic conditions, underlying vulnerabilities and the overall risk environment
•The capital conservation buffer (CCB) requirement of 2.5 per cent of risk-weighted assets
•The RFB sub-group’s other systemically important institution (O-SII) buffer of 2.0 per cent of risk-weighted assets, which equates to 1.7 per cent of risk-weighted assets at Group level. The FPC have confirmed that they will change the metric for determining the buffer rate from total assets to the UK leverage exposure measure. This will apply from the next review point in December 2023, with reference to the RFB leverage exposure at December 2022, with any changes to the buffer applying from 1 January 2025. Based on the RFB's leverage exposure as at June 2022, the O-SII buffer rate would be maintained at 2.0 per cent
•The Group’s PRA Buffer, which the PRA sets after taking account of the results of any PRA stress tests and other information, as well as outputs from the Group’s own internal stress tests. The PRA requires this buffer to remain confidential
•The desire to maintain a progressive and sustainable ordinary dividend policy in the context of year to year earnings movements
Total capital requirement
The Group’s total capital requirement (TCR) as at 30 June 2022, being the aggregate of the Group’s Pillar 1 and current Pillar 2A capital requirements, was £24,077 million (31 December 2021: £22,986 million).
Capital resources
An analysis of the Group’s actual capital position as at 30 June 2022 is presented in the following section. The capital position reflects the application of the transitional arrangements for IFRS 9.

CAPITAL RISK (continued)
The following table summarises the consolidated capital position of the Group.

	At 30 Jun 2022 £m	At 31 Dec 2021 £m

Common equity tier 1
Shareholders’ equity per balance sheet	44,371	47,011
Adjustment to retained earnings for foreseeable dividends	(824)	(947)
Adjustment to retained earnings for full impact of share buyback	(164)	—
Deconsolidation adjustments[1]	2,835	2,486
Cash flow hedging reserve	3,185	457
Other adjustments	(256)	547
	49,147	49,554
less: deductions from common equity tier 1
Goodwill and other intangible assets	(4,524)	(3,026)
Prudent valuation adjustment	(427)	(457)
Removal of defined benefit pension surplus	(4,003)	(3,200)
Significant investments[1]	(4,964)	(4,573)
Deferred tax assets	(4,486)	(4,483)
Common equity tier 1 capital	30,743	33,815
Additional tier 1
Other equity instruments	5,458	5,879
Preference shares and preferred securities[2]	477	2,149
Transitional limit and other adjustments[3]	(477)	(1,598)
	5,458	6,430
less: deductions from tier 1
Significant investments[1]	(1,100)	(1,100)
Total tier 1 capital	35,101	39,145
Tier 2
Other subordinated liabilities[2,3]	10,296	10,959
Deconsolidation of instruments issued by insurance entities[1]	(1,513)	(1,753)
Adjustments for transitional limits and non-eligible instruments[3]	(664)	735
Amortisation and other adjustments	(1,756)	(1,791)
	6,363	8,150
less: deductions from tier 2
Significant investments[1]	(962)	(961)
Total capital resources[3]	40,502	46,334

Risk-weighted assets	209,619	195,967

Common equity tier 1 capital ratio	14.7%	17.3%
Tier 1 capital ratio	16.7%	20.0%
Total capital ratio	19.3%	23.6%
1For regulatory capital purposes, the Group’s Insurance business is deconsolidated and replaced by the amount of the Group’s investment in the business. A part of this amount is deducted from capital (via ‘significant investments’ in the table above) and the remaining amount is risk-weighted, forming part of threshold risk-weighted assets.
2Preference shares, preferred securities and other subordinated liabilities are reported as subordinated liabilities in the balance sheet.
3Following the completion of the transition to end-point eligibility rules on 1 January 2022, legacy tier 1 and tier 2 capital instruments subject to the original CRR transitional rules have now been fully removed from regulatory capital. Included in other subordinated liabilities is a single legacy tier 2 capital instrument of £14 million that remains eligible under the extended transitional rules of CRR 2. Excluding this instrument, total capital resources at 30 June 2022 are £40,488 million and the total capital ratio is 19.3 per cent.

CAPITAL RISK (continued)
Movements in capital resources
The key movements are set out in the table below.

	Common equity tier 1 £m	Additional tier 1 £m	Tier 2 £m	Total capital £m

At 31 December 2021	33,815	5,330	7,189	46,334
Banking business profits[1]	2,837	—	—	2,837
Movement in foreseeable dividend accrual[2]	123	—	—	123
Final dividend paid out on ordinary shares during the period	(930)	—	—	(930)
Share buyback reflected through retained profits	(1,836)	—	—	(1,836)
Adjustment to reflect full impact of share buyback	(164)	—	—	(164)
Dividend received from the Insurance business[3]	300	—	—	300
IFRS 9 transitional adjustment to retained earnings	(468)	—	—	(468)
Pension deficit contributions	(996)	—	—	(996)
Goodwill and other intangible assets	(1,498)	—	—	(1,498)
Significant investments	(391)	—	(1)	(392)
Movement in treasury shares and employee share schemes	84	—	—	84
Movements in other equity, subordinated liabilities, other tier 2 items and related adjustments	—	(972)	(1,787)	(2,759)
Distributions on other equity instruments	(214)	—	—	(214)
Other movements	81	—	—	81
At 30 June 2022	30,743	4,358	5,401	40,502
1Under the regulatory framework, profits made by Insurance are removed from CET1 capital. However, when dividends are paid to the Group by Insurance these are recognised through CET1 capital.
2Reflects the reversal of the brought forward accrual for the 2021 final ordinary dividend, net of the accrual for foreseeable 2022 ordinary dividends.
3Received in February 2022.
CET1 capital resources have reduced by £3.1 billion during the period, primarily reflecting:
•The reduction on 1 January 2022 for regulatory changes including the reinstatement of the full deduction treatment for intangible software assets in addition to phased and other reductions in IFRS 9 transitional relief
•The recognition of the full capital impact of the ordinary share buyback programme announced as part of the Group's 2021 year end results, which commenced in February 2022
•The accrual for foreseeable ordinary dividends in respect of the first half of 2022, inclusive of the announced interim ordinary dividend
•Accelerated pension deficit contributions (fixed and variable) paid during the first quarter into the Group's three main defined benefit pension schemes
•Partially offset by banking business profits for the period and the receipt of the dividend paid up by the Insurance business in February 2022
AT1 and Tier 2 capital resources have reduced during the period, primarily reflecting the removal of legacy capital instruments following the completion of the transition to end-point eligibility rules for regulatory capital on 1 January 2022. AT1 capital further reduced as a result of a capped purchase programme of sterling denominated AT1 securities. In addition, Tier 2 capital resources have reduced as result of the impact of movements in rates and regulatory amortisation, partially offset by sterling depreciation.

CAPITAL RISK (continued)
Minimum requirement for own funds and eligible liabilities (MREL)
The Group is not classified as a global systemically important bank (G-SIB) but is subject to the Bank of England’s MREL statement of policy (MREL SoP) and must therefore maintain a minimum level of MREL resources.
Applying the MREL SoP to current minimum capital requirements at 30 June 2022, the Group’s MREL, excluding regulatory capital and leverage buffers, is the higher of 2 times Pillar 1 plus 2 times Pillar 2A, equivalent to 23.0 per cent of risk-weighted assets, or 6.5 per cent of the UK leverage ratio exposure measure.
In addition, CET1 capital cannot be used to meet both MREL and capital or leverage buffers.
An analysis of the Group’s current MREL resources is provided in the table below.

	At 30 Jun 2022 £m	At 31 Dec 2021 £m

Total capital resources	40,502	46,334
Ineligible AT1 and tier 2 instruments[1]	(433)	(163)
Amortised portion of eligible tier 2 instruments issued by Lloyds Banking Group plc	1,054	713
Other eligible liabilities issued by Lloyds Banking Group plc[2]	26,769	26,070
Total MREL resources	67,892	72,954

Risk-weighted assets	209,619	195,967

MREL ratio	32.4%	37.2%

Leverage exposure measure	656,459	664,362

MREL leverage ratio	10.3%	11.0%
1Instruments with less than or equal to one year to maturity or instruments not issued out of the holding company.
2Includes senior unsecured debt.
During the first half of 2022, the Group issued externally £3.2 billion (sterling equivalent at point of issuance) of senior unsecured debt from Lloyds Banking Group plc which, while not included in total capital, is eligible to meet MREL.
Total MREL resources reduced by £5.1 billion during the period, largely as a result of the reduction in total capital resources, partly offset by a smaller increase in other eligible liabilities which reflected the new issuances and sterling depreciation, net of movements in rates, calls and the removal of senior unsecured debt instruments with less than one year to maturity.

CAPITAL RISK (continued)
Risk-weighted assets

	At 30 Jun 2022 £m	At 31 Dec 2021 £m

Foundation Internal Ratings Based (IRB) Approach	47,064	47,255
Retail IRB Approach	80,363	65,450
Other IRB Approach[1]	18,907	22,572
IRB Approach	146,335	135,277
Standardised (STA) Approach[1]	23,357	21,628
Credit risk	169,691	156,905
Securitisation[1]	5,982	5,945
Counterparty credit risk	6,419	4,904
Contributions to the default funds of central counterparties	183	357
Credit valuation adjustment risk	893	678
Operational risk	23,973	24,025
Market risk	2,478	3,153
Risk-weighted assets	209,619	195,967
Of which threshold risk-weighted assets[2]	11,528	12,359
1Threshold risk-weighted assets are now included within Other IRB Approach and Standardised (STA) Approach. In addition securitisation risk-weighted assets are now shown separately. Comparatives have been presented on a consistent basis.
2Threshold risk-weighted assets reflect the element of significant investments and deferred tax assets that are permitted to be risk-weighted instead of being deducted from CET1 capital. Significant investments primarily arise from investment in the Group’s Insurance business.
Risk-weighted assets have increased by £14 billion during the first half of the year, primarily reflecting:
•The £16 billion increase on 1 January 2022 for regulatory changes, including the anticipated impact of the implementation of new CRD IV models to meet revised regulatory standards for modelled outputs and a new standardised approach for measuring counterparty credit risk (SA-CCR) following the UK implementation of the remainder of CRR 2
•A subsequent £2 billion reduction largely reflecting optimisation activities within Retail and Commercial Banking and reductions from Retail models reflecting the benign credit performance, partly offset by the growth in balance sheet lending
•Increases from foreign exchange were offset by reductions from the increase in swap rates on counterparty credit risk-weighted assets and other movements

CAPITAL RISK (continued)
Leverage ratio
The Group is currently subject to the following minimum requirements under the UK Leverage Ratio Framework:
•A minimum leverage ratio requirement of 3.25 per cent of the total leverage exposure measure
•A countercyclical leverage buffer (CCLB) which is currently zero per cent of the total leverage exposure measure, reflecting the current UK CCyB rate of nil. Following the FPC announcements on the increase in the UK CCyB rate (to 1 per cent in December 2022, then 2 per cent in July 2023), the Group's CCLB would be expected to increase to 0.3 per cent in December 2022 and 0.6 per cent in July 2023, based upon the concentration of Group exposures to the UK market at 30 June 2022
•An additional leverage ratio buffer (ALRB) of 0.7 per cent of the total leverage exposure measure applies to the RFB sub-group, which equates to 0.6 per cent at Group level
At least 75 per cent of the 3.25 per cent minimum leverage ratio requirement as well as 100 per cent of all regulatory leverage buffers must be met with CET1 capital.
The table below summarises the component parts of the Group’s leverage ratio.

	At 30 Jun 2022 £m	At 31 Dec 2021 £m

Total tier 1 capital (fully loaded)	35,101	38,594

Exposure measure
Statutory balance sheet assets
Derivative financial instruments	29,734	22,051
Securities financing transactions	68,911	69,673
Loans and advances and other assets	791,763	794,801
Total assets	890,408	886,525

Qualifying central bank claims	(85,412)	(72,741)

Deconsolidation adjustments[1]
Derivative financial instruments	293	(166)
Loans and advances and other assets	(167,633)	(186,965)
Total deconsolidation adjustments	(167,340)	(187,131)

Derivatives adjustments	(6,269)	(3,506)
Securities financing transactions adjustments	2,696	1,946
Off-balance sheet items	44,033	57,496
Amounts already deducted from Tier 1 capital	(13,086)	(10,324)
Other regulatory adjustments[2]	(8,571)	(7,903)
Total exposure measure	656,459	664,362
Average exposure measure[3]	658,433

UK leverage ratio	5.3%	5.8%
Average UK leverage ratio[3]	5.3%

Leverage exposure measure (including central bank claims)	741,871	737,103
Leverage ratio (including central bank claims)	4.7%	5.2%
1Deconsolidation adjustments relate to the deconsolidation of certain Group entities that fall outside the scope of the Group’s regulatory capital consolidation, primarily the Group’s Insurance business.
2Includes adjustments to exclude lending under the UK Government’s Bounce Back Loan Scheme (BBLS).
3The average UK leverage ratio is based on the average of the month end tier 1 capital position and average exposure measure over the quarter (1 April 2022 to 30 June 2022). The average of 5.3 per cent compares to 5.2 per cent at the start and 5.3 per cent at the end of the quarter.

CAPITAL RISK (continued)
Analysis of leverage movements
The Group’s UK leverage ratio has reduced to 5.3 per cent, primarily reflecting the reduction in the total tier 1 capital position. This was partially offset by a £7.9 billion reduction in the leverage exposure measure which largely reflected a reduction in the measure for off-balance sheet items, partly offset by an increase in the derivatives exposure measure.
Following a direction received from the PRA during 2020 the Group is permitted to exclude lending under the UK Government’s Bounce Back Loan Scheme (BBLS) from the leverage exposure measure.
The derivatives exposure measure, representing derivative financial instruments per the balance sheet net of deconsolidation and derivatives adjustments, increased by £5.4 billion during the period, largely as a result of the increase in the replacement cost measure which was primarily driven by market movements and the impact of the revised leverage rules for determining the measure following the implementation of the new standardised approach for measuring counterparty credit risk (SA-CCR).
Off-balance sheet items reduced by £13.5 billion during the period, largely reflecting optimisation activity which has resulted in a reduction in the credit conversion factor applied to residential mortgage offers.
The average UK leverage ratio was 5.3 per cent over the quarter, consistent with the position at 30 June 2022, with the increase in tier 1 capital during the quarter broadly offset by increases in the exposure measure.
Application of IFRS 9 on a full impact basis for capital and leverage

	IFRS 9 full impact
	At 30 Jun 2022	At 31 Dec 2021

Common equity tier 1 (£m)	30,478	33,033
Transitional tier 1 (£m)	34,835	38,363
Transitional total capital (£m)	40,402	46,336
Total risk-weighted assets (£m)	209,451	195,874
Common equity tier 1 ratio (%)	14.6%	16.9%
Transitional tier 1 ratio (%)	16.6%	19.6%
Transitional total capital ratio (%)	19.3%	23.7%
UK leverage ratio exposure measure (£m)	656,193	663,580
UK leverage ratio (%)	5.3%	5.7%
The Group applies the full extent of the IFRS 9 transitional arrangements for capital as set out under CRR Article 473a (as amended via the CRR 'Quick Fix' revisions published in June 2020). Specifically, the Group has opted to apply both paragraphs 2 and 4 of CRR Article 473a (static and dynamic relief) and in addition to apply a 100 per cent risk weight to the consequential Standardised credit risk exposure add-back as permitted under paragraph 7a of the revisions.
As at 30 June 2022, static relief under the transitional arrangements amounted to £237 million (31 December 2021: £353 million) and dynamic relief amounted to £28 million (31 December 2021: £428 million) through CET1 capital.

CAPITAL RISK (continued)
Stress testing
The Group undertakes a wide-ranging programme of stress testing, providing a comprehensive view of the potential impacts arising from the risks to which the Group and its key legal entities are exposed. One of the most important uses of stress testing is to assess the resilience of the operational and strategic plans of the Group and its legal entities to adverse economic conditions and other key vulnerabilities. As part of this programme, the Group regularly conducts a macroeconomic stress test of the Group’s operating plan to assess whether the Group’s capital position is resilient to a further severe economic shock, over and above the stress experienced during the pandemic.
The Group also participates in stress tests run by the Bank of England which published the results of the most recent exercise in December 2021, showing that the Group had passed the stress test. The Bank of England calculated the Group’s CET1 capital ratio after the application of management actions to be 7.8 per cent, against the reference rate of 7.7 per cent, meaning the Group was not required by the regulator to undertake any capital actions. This shows the Group’s resilience to a severe economic shock in addition to what had been experienced over 2020, as House Price Index (HPI) and Commercial Real Estate (CRE) values fell a further 33 per cent and unemployment peaked at 11.9 per cent in the Bank of England’s theoretical stress scenario. The next Bank of England stress test launches in September 2022, with publication of results expected in mid-2023.
The Group participated in the Bank of England Biennial Exploratory Scenario on Climate (CBES) with industry level results published in May 2022. The exercise explored the financial risks posed by climate change with projections of climate risks likely to create a drag on institutions’ profitability. The Group will continue to develop climate scenario analysis capabilities and improve climate risk management.
Regulatory capital developments
A consultation on the UK implementation of the remaining Basel III reforms (also referred to as Basel 3.1), which include significant revisions to the credit risk, CVA and operational risk frameworks and will lead to the phased introduction of a risk-weighted assets output floor, is expected to be published by UK regulators in the fourth quarter of 2022. The final rules are currently expected to apply from 1 January 2025, with the output floor expected to be phased in over several years.
Half-year Pillar 3 disclosures
The Group will publish a condensed set of half-year Pillar 3 disclosures in the second half of August. A copy of the disclosures will be available to view at: www.lloydsbankinggroup.com/investors/financial-downloads

STATUTORY INFORMATION

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

	Note	Half-year to 30 Jun 2022 £m	Half-year to 30 Jun 2021 £m	Half-year to 31 Dec 2021 £m

Interest income		7,429	6,544	6,714
Interest expense		(229)	(2,171)	(1,721)
Net interest income		7,200	4,373	4,993
Fee and commission income		1,408	1,294	1,314
Fee and commission expense		(662)	(601)	(584)
Net fee and commission income	4	746	693	730
Net trading income		(19,302)	9,515	7,685
Insurance premium income		4,651	4,249	4,034
Other operating income		385	738	434
Other income		(13,520)	15,195	12,883
Total income		(6,320)	19,568	17,876
Insurance claims	5	15,043	(11,489)	(9,631)
Total income, net of insurance claims		8,723	8,079	8,245
Operating expenses	6	(4,681)	(4,897)	(5,903)
Impairment (charge) credit	7	(381)	723	655
Profit before tax		3,661	3,905	2,997
Tax expense	8	(835)	(40)	(977)
Profit for the period		2,826	3,865	2,020

Profit attributable to ordinary shareholders		2,569	3,611	1,744
Profit attributable to other equity holders		214	213	216
Profit attributable to equity holders		2,783	3,824	1,960
Profit attributable to non-controlling interests		43	41	60
Profit for the period		2,826	3,865	2,020

Basic earnings per share	9	3.7p	5.1p	2.4p
Diluted earnings per share	9	3.6p	5.0p	2.4p
The accompanying notes are an integral part of the condensed consolidated half-year financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED)

	Half-year to 30 Jun 2022 £m	Half-year to 30 Jun 2021 £m	Half-year to 31 Dec 2021 £m

Profit for the period	2,826	3,865	2,020
Other comprehensive income
Items that will not subsequently be reclassified to profit or loss:
Post-retirement defined benefit scheme remeasurements:
Remeasurements before tax	(382)	604	1,116
Tax	175	(323)	(335)
	(207)	281	781
Movements in revaluation reserve in respect of equity shares held at fair value through other comprehensive income:
Change in fair value	33	40	21
Tax	(1)	1	(5)
	32	41	16
Gains and losses attributable to own credit risk:
Gains (losses) before tax	421	(48)	(38)
Tax	(127)	22	12
	294	(26)	(26)
Items that may subsequently be reclassified to profit or loss:
Movements in revaluation reserve in respect of debt securities held at fair value through other comprehensive income:
Change in fair value	(27)	36	97
Income statement transfers in respect of disposals	(45)	(15)	17
Income statement transfers in respect of impairment	—	(2)	—
Tax	25	7	(32)
	(47)	26	82
Movements in cash flow hedging reserve:
Effective portion of changes in fair value taken to other comprehensive income	(3,553)	(1,153)	(1,126)
Net income statement transfers	(186)	(296)	(325)
Tax	1,011	372	442
	(2,728)	(1,077)	(1,009)
Movements in foreign currency translation reserve:
Currency translation differences (tax: £nil)	60	(23)	(16)
Transfers to income statement (tax: £nil)	—	—	—
	60	(23)	(16)
Other comprehensive income for the period, net of tax	(2,596)	(778)	(172)
Total comprehensive income for the period	230	3,087	1,848

Total comprehensive income attributable to ordinary shareholders	(27)	2,833	1,572
Total comprehensive income attributable to other equity holders	214	213	216
Total comprehensive income attributable to equity holders	187	3,046	1,788
Total comprehensive income attributable to non-controlling interests	43	41	60
Total comprehensive income for the period	230	3,087	1,848

CONSOLIDATED BALANCE SHEET (UNAUDITED)

	Note	At 30 Jun 2022 £m	At 31 Dec 2021 £m

Assets
Cash and balances at central banks		86,717	76,420
Items in the course of collection from banks		205	147
Financial assets at fair value through profit or loss	10	179,445	206,771
Derivative financial instruments	11	29,734	22,051
Loans and advances to banks		7,843	7,001
Loans and advances to customers		456,095	448,567
Reverse repurchase agreements		56,516	54,753
Debt securities		8,980	6,835
Financial assets at amortised cost	12	529,434	517,156
Financial assets at fair value through other comprehensive income		24,329	28,137
Investments in joint ventures and associates		351	352
Goodwill		2,629	2,320
Value of in-force business		5,189	5,514
Other intangible assets		4,399	4,196
Current tax recoverable		647	363
Deferred tax assets		3,781	3,118
Retirement benefit assets	14	5,473	4,531
Other assets		18,075	15,449
Total assets		890,408	886,525

Liabilities
Deposits from banks		7,470	7,647
Customer deposits		478,213	476,344
Repurchase agreements at amortised cost		48,175	31,125
Items in course of transmission to banks		369	316
Financial liabilities at fair value through profit or loss		19,735	23,123
Derivative financial instruments	11	26,531	18,060
Notes in circulation		1,269	1,321
Debt securities in issue	13	74,284	71,552
Liabilities arising from insurance contracts and participating investment contracts		108,613	123,423
Liabilities arising from non-participating investment contracts		40,542	45,040
Other liabilities		22,049	19,947
Retirement benefit obligations	14	187	230
Current tax liabilities		6	6
Deferred tax liabilities		164	39
Other provisions	15	1,953	2,092
Subordinated liabilities		10,773	13,108
Total liabilities		840,333	833,373

Equity
Share capital		6,904	7,102
Share premium account		18,494	18,479
Other reserves		8,779	11,189
Retained profits		10,194	10,241
Ordinary shareholders’ equity		44,371	47,011
Other equity instruments		5,485	5,906
Total equity excluding non-controlling interests		49,856	52,917
Non-controlling interests		219	235
Total equity		50,075	53,152
Total equity and liabilities		890,408	886,525

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

	Attributable to ordinary shareholders
	Share capital and premium £m	Other reserves £m	Retained profits £m	Total £m	Other equity instruments £m	Non- controlling interests £m	Total £m

At 1 January 2022	25,581	11,189	10,241	47,011	5,906	235	53,152
Comprehensive income
Profit for the period	—	—	2,569	2,569	214	43	2,826
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	—	—	(207)	(207)	—	—	(207)
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:
Debt securities	—	(47)	—	(47)	—	—	(47)
Equity shares	—	32	—	32	—	—	32
Gains and losses attributable to own credit risk, net of tax	—	—	294	294	—	—	294
Movements in cash flow hedging reserve, net of tax	—	(2,728)	—	(2,728)	—	—	(2,728)
Movements in foreign currency translation reserve, net of tax	—	60	—	60	—	—	60
Total other comprehensive income	—	(2,683)	87	(2,596)	—	—	(2,596)
Total comprehensive income[1]	—	(2,683)	2,656	(27)	214	43	230
Transactions with owners
Dividends	—	—	(930)	(930)	—	(61)	(991)
Distributions on other equity instruments	—	—	—	—	(214)	—	(214)
Issue of ordinary shares	89	—	—	89	—	—	89
Share buyback	(272)	272	(1,836)	(1,836)	—	—	(1,836)
Repurchase of other equity instruments	—	—	(17)	(17)	(421)	—	(438)
Movement in treasury shares	—	—	(28)	(28)	—	—	(28)
Value of employee services:
Share option schemes	—	—	24	24	—	—	24
Other employee award schemes	—	—	88	88	—	—	88
Changes in non-controlling interests	—	—	(3)	(3)	—	2	(1)
Total transactions with owners	(183)	272	(2,702)	(2,613)	(635)	(59)	(3,307)
Realised gains and losses on equity shares held at fair value through other comprehensive income	—	1	(1)	—	—	—	—
At 30 June 2022[2]	25,398	8,779	10,194	44,371	5,485	219	50,075
1Total comprehensive income attributable to owners of the parent was £187 million.
2Total equity attributable to owners of the parent was £49,856 million.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED) (continued)

	Attributable to ordinary shareholders
	Share capital and premium £m	Other reserves £m	Retained profits £m	Total £m	Other equity instruments £m	Non- controlling interests £m	Total £m

At 1 January 2021	24,947	13,747	4,584	43,278	5,906	229	49,413
Comprehensive income
Profit for the period	—	—	3,611	3,611	213	41	3,865
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	—	—	281	281	—	—	281
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:
Debt securities	—	26	—	26	—	—	26
Equity shares	—	41	—	41	—	—	41
Gains and losses attributable to own credit risk, net of tax	—	—	(26)	(26)	—	—	(26)
Movements in cash flow hedging reserve, net of tax	—	(1,077)	—	(1,077)	—	—	(1,077)
Movements in foreign currency translation reserve, net of tax	—	(23)	—	(23)	—	—	(23)
Total other comprehensive income	—	(1,033)	255	(778)	—	—	(778)
Total comprehensive income[1]	—	(1,033)	3,866	2,833	213	41	3,087
Transactions with owners
Dividends	—	—	(404)	(404)	—	(51)	(455)
Distributions on other equity instruments	—	—	—	—	(213)	—	(213)
Issue of ordinary shares	22	—	—	22	—	—	22
Movement in treasury shares	—	—	(54)	(54)	—	—	(54)
Value of employee services:
Share option schemes	—	—	27	27	—	—	27
Other employee award schemes	—	—	59	59	—	—	59
Changes in non-controlling interests	—	—	—	—	—	—	—
Total transactions with owners	22	—	(372)	(350)	(213)	(51)	(614)
Realised gains and losses on equity shares held at fair value through other comprehensive income	—	(1)	1	—	—	—	—
At 30 June 2021[2]	24,969	12,713	8,079	45,761	5,906	219	51,886
1Total comprehensive income attributable to owners of the parent was £3,046 million.
2Total equity attributable to owners of the parent was £51,667 million.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED) (continued)

	Attributable to ordinary shareholders
	Share capital and premium £m	Other reserves £m	Retained profits £m	Total £m	Other equity instruments £m	Non- controlling interests £m	Total £m

At 1 July 2021	24,969	12,713	8,079	45,761	5,906	219	51,886
Comprehensive income
Profit for the period	—	—	1,744	1,744	216	60	2,020
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	—	—	781	781	—	—	781
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:
Debt securities	—	82	—	82	—	—	82
Equity shares	—	16	—	16	—	—	16
Gains and losses attributable to own credit risk, net of tax	—	—	(26)	(26)	—	—	(26)
Movements in cash flow hedging reserve, net of tax	—	(1,009)	—	(1,009)	—	—	(1,009)
Movements in foreign currency translation reserve, net of tax	—	(16)	—	(16)	—	—	(16)
Total other comprehensive income	—	(927)	755	(172)	—	—	(172)
Total comprehensive income[1]	—	(927)	2,499	1,572	216	60	1,848
Transactions with owners
Dividends	—	—	(473)	(473)	—	(42)	(515)
Distributions on other equity instruments	—	—	—	—	(216)	—	(216)
Issue of ordinary shares	15	—	—	15	—	—	15
Redemption of preference shares	597	(597)	—	—	—	—	—
Movement in treasury shares	—	—	41	41	—	—	41
Value of employee services:
Share option schemes	—	—	24	24	—	—	24
Other employee award schemes	—	—	72	72	—	—	72
Changes in non-controlling interests	—	—	(1)	(1)	—	(2)	(3)
Total transactions with owners	612	(597)	(337)	(322)	(216)	(44)	(582)
Realised gains and losses on equity shares held at fair value through other comprehensive income	—	—	—	—	—	—	—
At 31 December 2021[2]	25,581	11,189	10,241	47,011	5,906	235	53,152
1Total comprehensive income attributable to owners of the parent was £1,788 million.
2Total equity attributable to owners of the parent was £52,917 million.

CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)

	Half-year to 30 Jun 2022 £m	Half-year to 30 Jun 2021[1] £m	Half-year to 31 Dec 2021[1] £m

Cash flows from operating activities
Profit before tax	3,661	3,905	2,997
Adjustments for:
Change in operating assets	1,819	(1,574)	(8,791)
Change in operating liabilities	23,781	2,509	2,445
Non-cash and other items	(16,707)	2,621	3,442
Tax paid (net)	(504)	(602)	(194)
Net cash provided by (used in) operating activities	12,050	6,859	(101)
Cash flows from investing activities
Purchase of financial assets	(2,386)	(5,442)	(3,542)
Proceeds from sale and maturity of financial assets	5,308	6,378	1,909
Purchase of fixed assets	(1,646)	(1,553)	(1,675)
Proceeds from sale of fixed assets	707	710	727
Repayment of capital by joint ventures and associates	39	—	—
Acquisition of businesses, net of cash acquired	(384)	(7)	(50)
Net cash provided by (used in) investing activities	1,638	86	(2,631)
Cash flows from financing activities
Dividends paid to ordinary shareholders	(930)	(404)	(473)
Distributions on other equity instruments	(214)	(213)	(216)
Dividends paid to non-controlling interests	(61)	(51)	(42)
Interest paid on subordinated liabilities	(387)	(456)	(847)
Proceeds from issue of subordinated liabilities	—	499	—
Proceeds from issue of ordinary shares	17	12	13
Share buyback	(1,836)	—	—
Repayment of subordinated liabilities	(1,644)	(471)	(585)
Repurchase of other equity instruments	(438)	—	—
Change in stake of non-controlling interests	2	—	—
Net cash used in financing activities	(5,491)	(1,084)	(2,150)
Effects of exchange rate changes on cash and cash equivalents	594	(66)	136
Change in cash and cash equivalents	8,791	5,795	(4,746)
Cash and cash equivalents at beginning of period	79,194	78,145	83,940
Cash and cash equivalents at end of period	87,985	83,940	79,194
1Restated, see page 53.
Cash and cash equivalents comprise cash and non-mandatory balances with central banks and amounts due from banks with an original maturity of less than three months. Included within cash and cash equivalents at 30 June 2022 is £74 million (30 June 2021: £76 million; 31 December 2021: £76 million) held within the Group's long-term insurance and investments operations, which is not immediately available for use in the business.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS
Note 1: Basis of preparation and accounting policies
These condensed consolidated half-year financial statements as at and for the period to 30 June 2022 have been prepared in accordance with International Accounting Standard 34 (IAS 34), Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and comprise the results of Lloyds Banking Group plc (the Company) together with its subsidiaries (the Group). They do not include all of the information required for full annual financial statements and should be read in conjunction with the Group’s consolidated financial statements as at and for the year ended 31 December 2021 which were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB. Copies of the 2021 Annual Report on Form 20-F are available on the Group’s website.
The UK Finance Code for Financial Reporting Disclosure (the Disclosure Code) sets out disclosure principles together with supporting guidance in respect of the financial statements of UK banks. The Group has adopted the Disclosure Code and these condensed consolidated half-year financial statements have been prepared in compliance with the Disclosure Code’s principles. Terminology used in these condensed consolidated half-year financial statements is consistent with that used in the Group’s 2021 Annual Report on Form 20-F.
The Directors consider that it is appropriate to continue to adopt the going concern basis in preparing the condensed consolidated half-year financial statements. In reaching this assessment, the Directors have taken into account the uncertainties affecting the UK economy and their potential effects upon the Group’s performance and projected funding and capital position; the impact of further stress scenarios has also been considered. On this basis, the Directors are satisfied that the Group will maintain adequate levels of funding and capital for the foreseeable future.
Changes in accounting policy
Except for the matter referred to below, the Group's accounting policies are consistent with those applied by the Group in its financial statements for the year ended 31 December 2021 and there have been no changes in the Group's methods of computation.
Cash and cash equivalents: Following a decision by the IFRS Interpretations Committee in April 2022, the Group includes mandatory reserve deposits with central banks that are held in demand accounts within cash and cash equivalents disclosed in the cash flow statement, whereas these amounts were previously excluded from the amount presented in the cash flow statement. This change increased the Group’s cash and cash equivalents at 31 December 2021 by £2,815 million (to £79,194 million) and at 30 June 2021 by £3,117 million (to £83,940 million).
Future accounting developments
Details of those IFRS pronouncements which will be relevant to the Group but which will not be effective at 31 December 2022 and which have not been applied in preparing these condensed consolidated half-year financial statements are set out in note 21.
Related party transactions
The Group has had no significant related party transactions during the half-year to 30 June 2022. Related party transactions for the half-year to 30 June 2022 are similar in nature to those for the year ended 31 December 2021. Full details of the Group’s related party transactions for the year ended 31 December 2021 can be found in the Group’s 2021 Annual Report on Form 20-F.
Note 2: Critical accounting judgements and key sources of estimation uncertainty
The preparation of the Group’s financial statements requires management to make judgements, estimates and assumptions that impact the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may include amounts which differ from those estimates. Estimates, judgements and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Group’s significant judgements, estimates and assumptions are unchanged compared to those applied at 31 December 2021, except as detailed below.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 2: Critical accounting judgements and key sources of estimation uncertainty (continued)
Allowance for expected credit losses
The Group recognises an allowance for expected credit losses (ECLs) for loans and advances to customers and banks, other financial assets held at amortised cost, financial assets measured at fair value through other comprehensive income and certain loan commitment and financial guarantee contracts. At 30 June 2022 the Group’s expected credit loss allowance was £4,120 million (31 December 2021: £4,042 million), of which £3,884 million (31 December 2021: £3,842 million) was in respect of drawn balances.
The calculation of the Group’s expected credit loss allowances and provisions against loan commitments and guarantees under IFRS 9 requires the Group to make a number of judgements, assumptions and estimates. These are set out in detail in the Group’s financial statements for the year ended 31 December 2021. The principal changes made in the half-year to 30 June 2022 are as follows:
Base case and MES economic assumptions
The Group’s base case economic scenario has been revised in light of the ongoing war in Ukraine, intensifying global inflation pressures, and a continuing shift towards a more restrictive monetary policy stance by central banks. The Group’s updated base case scenario has two conditioning assumptions: first, no further UK COVID-19 national lockdowns are mandated; and, second, the war in Ukraine remains ‘local’, i.e. without overtly involving neighbouring countries, NATO or China.
Based on these assumptions and incorporating the economic data published in the second quarter, the Group’s base case scenario is for a modest rise in the unemployment rate alongside an easing of residential and commercial property prices, as the UK Bank Rate continues to be raised in response to persistent inflationary pressures. Risks around this base case economic view lie in both directions, and are partly captured by the generation of alternative economic scenarios. Uncertainties relating to key epidemiological developments, notably the possibility that a vaccine-resistant strain could emerge, are not specifically captured by these scenarios. These specific risks are recognised outside of the modelled scenarios with a central adjustment.
The Group has taken into account the latest available information at the reporting date in defining its base case scenario and generating alternative economic scenarios. The scenarios include forecasts for key variables in the second quarter of 2022, for which actuals may have since emerged prior to publication.
The Group’s approach to generating alternative economic scenarios is set out in detail in its financial statements for the year ended 31 December 2021. For June 2022, the Group has judged it appropriate to include a non-modelled severe downside scenario to incorporate high CPI inflation and UK Bank Rate profiles and to adopt this adjusted severe downside scenario to calculate the Group's ECL. This is because the historic macroeconomic and loan loss data upon which the scenario model is calibrated imply an association of downside economic outcomes with easier monetary policy, and therefore low interest rates. The adjustment is considered to better reflect the risks around the Group’s base case view in an economic environment where supply shocks are the principal concern.
Scenarios by year
Key annual assumptions made by the Group are shown below. Gross domestic product and Consumer Price Index (CPI) inflation are presented as an annual change, house price growth and commercial real estate price growth are presented as the growth in the respective indices within the period. Unemployment rate and UK Bank Rate are averages for the period. For 31 December 2021, CPI numbers are translations of modelled Retail Price Index excluding mortgage interest payments (RPIX) estimates, except for the base case view.
The key UK economic assumptions made by the Group averaged over a five-year period are also shown below. The use of calendar years maintains a comparability between tables disclosed, noting that comparatives reflect one calendar year earlier.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 2: Critical accounting judgements and key sources of estimation uncertainty (continued)

At 30 June 2022	2022%	2023%	2024%	2025%	2026%	2022 to 2026 average %

Upside
Gross domestic product	3.5	1.2	1.8	1.7	1.7	2.0
Unemployment rate	3.1	2.7	2.9	3.2	3.4	3.1
House price growth	3.2	3.6	9.3	5.9	4.3	5.2
Commercial real estate price growth	9.2	1.8	0.9	(0.9)	(0.2)	2.1
UK Bank Rate	1.64	3.12	2.97	2.88	2.78	2.68
CPI inflation	8.6	5.5	2.5	1.9	2.2	4.1

Base case
Gross domestic product	3.3	0.6	1.5	1.6	1.7	1.7
Unemployment rate	3.8	4.2	4.4	4.5	4.5	4.3
House price growth	1.8	(1.4)	3.4	1.2	1.0	1.2
Commercial real estate price growth	1.8	(5.0)	(1.6)	(1.3)	0.8	(1.1)
UK Bank Rate	1.44	2.25	2.00	2.00	2.00	1.94
CPI inflation	8.6	5.5	2.2	1.3	1.5	3.8

Downside
Gross domestic product	3.0	(0.1)	1.1	1.4	1.7	1.4
Unemployment rate	4.5	6.0	6.3	6.1	5.9	5.8
House price growth	(0.1)	(7.6)	(4.6)	(5.1)	(3.5)	(4.2)
Commercial real estate price growth	(4.4)	(11.9)	(5.5)	(3.6)	(0.7)	(5.3)
UK Bank Rate	1.25	1.23	0.80	0.85	0.95	1.02
CPI inflation	8.7	5.5	1.8	0.6	0.7	3.5

Severe downside
Gross domestic product	1.6	(1.8)	1.0	1.4	1.6	0.8
Unemployment rate	5.8	8.7	8.7	8.3	7.7	7.8
House price growth	(1.6)	(14.0)	(12.3)	(10.5)	(6.4)	(9.1)
Commercial real estate price growth	(14.9)	(20.9)	(11.0)	(5.6)	1.0	(10.6)
UK Bank Rate – modelled	0.76	0.18	0.18	0.21	0.24	0.31
UK Bank Rate – adjusted	2.94	4.75	3.00	2.25	2.25	3.04
CPI inflation – modelled	8.6	5.1	0.9	(0.5)	(0.5)	2.7
CPI inflation – adjusted	9.8	13.7	4.1	1.7	0.1	5.9

Probability-weighted
Gross domestic product	3.1	0.3	1.5	1.5	1.7	1.6
Unemployment rate	4.0	4.7	5.0	5.0	4.9	4.7
House price growth	1.3	(3.0)	1.2	(0.5)	(0.1)	(0.2)
Commercial real estate price growth	0.5	(6.6)	(3.0)	(2.3)	0.1	(2.3)
UK Bank Rate – modelled	1.37	2.00	1.75	1.74	1.75	1.72
UK Bank Rate – adjusted	1.59	2.46	2.03	1.94	1.95	1.99
CPI inflation – modelled	8.6	5.5	2.0	1.1	1.3	3.7
CPI inflation – adjusted	8.8	6.3	2.3	1.3	1.3	4.0

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 2: Critical accounting judgements and key sources of estimation uncertainty (continued)

At 31 December 2021	2021%	2022%	2023%	2024%	2025%	2021 to 2025 average %

Upside
Gross domestic product	7.1	4.0	1.4	1.3	1.4	3.0
Unemployment rate	4.4	3.3	3.4	3.5	3.7	3.7
House price growth	10.1	2.6	4.9	4.7	3.6	5.1
Commercial real estate price growth	12.4	5.8	0.7	1.0	(0.6)	3.7
UK Bank Rate	0.14	1.44	1.74	1.82	2.03	1.43
CPI inflation	2.6	5.9	3.3	2.6	3.3	3.5

Base case
Gross domestic product	7.1	3.7	1.5	1.3	1.3	2.9
Unemployment rate	4.5	4.3	4.4	4.4	4.5	4.4
House price growth	9.8	0.0	0.0	0.5	0.7	2.1
Commercial real estate price growth	10.2	(2.2)	(1.9)	0.1	0.6	1.2
UK Bank Rate	0.14	0.81	1.00	1.06	1.25	0.85
CPI inflation	2.6	5.9	3.0	1.6	2.0	3.0

Downside
Gross domestic product	7.1	3.4	1.3	1.1	1.2	2.8
Unemployment rate	4.7	5.6	5.9	5.8	5.7	5.6
House price growth	9.2	(4.9)	(7.8)	(6.6)	(4.7)	(3.1)
Commercial real estate price growth	8.6	(10.1)	(7.0)	(3.4)	(0.3)	(2.6)
UK Bank Rate	0.14	0.45	0.52	0.55	0.69	0.47
CPI inflation	2.6	5.8	2.8	1.3	1.6	2.8

Severe downside
Gross domestic product	6.8	0.9	0.4	1.0	1.4	2.1
Unemployment rate	4.9	7.7	8.5	8.1	7.6	7.3
House price growth	9.1	(7.3)	(13.9)	(12.5)	(8.4)	(6.9)
Commercial real estate price growth	5.8	(19.6)	(12.1)	(5.3)	(0.5)	(6.8)
UK Bank Rate	0.14	0.04	0.06	0.08	0.09	0.08
CPI inflation	2.6	5.8	2.3	0.5	0.9	2.4

Probability-weighted
Gross domestic product	7.0	3.4	1.3	1.2	1.3	2.8
Unemployment rate	4.6	4.7	5.0	5.0	4.9	4.8
House price growth	9.6	(1.4)	(2.3)	(1.7)	(1.0)	0.6
Commercial real estate price growth	9.9	(3.9)	(3.7)	(1.2)	(0.1)	0.1
UK Bank Rate	0.14	0.82	0.99	1.04	1.20	0.83
CPI inflation	2.6	5.9	2.9	1.7	2.2	3.1

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 2: Critical accounting judgements and key sources of estimation uncertainty (continued)
Base case scenario by quarter
Key quarterly assumptions made by the Group in the base case scenario are shown below. Gross domestic product is presented quarter-on-quarter. House price growth, commercial real estate price growth and CPI inflation are presented year-on-year i.e from the equivalent quarter in the previous year. Unemployment rate and UK Bank Rate are presented as at the end of each quarter.

At 30 June 2022	First quarter 2022%	Second quarter 2022%	Third quarter 2022%	Fourth quarter 2022%	First quarter 2023%	Second quarter 2023%	Third quarter 2023%	Fourth quarter 2023%

Gross domestic product	0.8	(0.4)	0.1	0.2	0.2	0.2	0.4	0.4
Unemployment rate	3.7	3.8	3.8	3.9	4.0	4.2	4.3	4.3
House price growth	11.1	10.5	6.8	1.8	(2.2)	(4.1)	(3.7)	(1.4)
Commercial real estate price growth	18.0	15.3	9.5	1.8	(4.3)	(6.3)	(5.3)	(5.0)
UK Bank Rate	0.75	1.25	1.75	2.00	2.25	2.25	2.25	2.25
CPI inflation	6.2	9.1	9.3	10.0	9.0	5.4	5.0	2.8

At 31 December 2021	First quarter 2021%	Second quarter 2021%	Third quarter 2021%	Fourth quarter 2021%	First quarter 2022%	Second quarter 2022%	Third quarter 2022%	Fourth quarter 2022%

Gross domestic product	(1.3)	5.4	1.1	0.4	0.1	1.5	0.5	0.3
Unemployment rate	4.9	4.7	4.3	4.3	4.4	4.3	4.3	4.3
House price growth	6.5	8.7	7.4	9.8	8.4	6.1	3.2	0.0
Commercial real estate price growth	(2.9)	3.4	7.5	10.2	8.4	5.2	0.9	(2.2)
UK Bank Rate	0.10	0.10	0.10	0.25	0.50	0.75	1.00	1.00
CPI inflation	0.6	2.1	2.8	4.9	5.3	6.5	6.3	5.3

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 2: Critical accounting judgements and key sources of estimation uncertainty (continued)
ECL sensitivity to economic assumptions
The table below shows the Group’s ECL for the upside, base case, downside and severe downside scenarios. The stage allocation for an asset is based on the overall scenario probability-weighted PD and, hence, the staging of assets is constant across all the scenarios. In each economic scenario the ECL for individual assessments and post-model adjustments is constant, reflecting the basis on which they are evaluated. Judgements applied through changes to inputs are reflected in the scenario sensitivities. The probability-weighted view shows the extent to which a higher ECL allowance has been recognised to take account of multiple economic scenarios relative to the base case; the uplift being £376 million compared to £223 million at 31 December 2021.

At 30 June 2022	Probability- weighted £m	Upside £m	Base case £m	Downside £m	Severe downside £m

UK mortgages	837	462	610	980	2,213
Credit cards	629	546	597	686	804
Other Retail	997	949	981	1,029	1,093
Commercial Banking	1,411	1,215	1,310	1,482	2,093
Other	246	244	246	246	247
ECL allowance	4,120	3,416	3,744	4,423	6,450

At 31 December 2021
UK mortgages	837	637	723	967	1,386
Credit cards	521	442	500	569	672
Other Retail	908	844	892	947	1,034
Commercial Banking	1,333	1,196	1,261	1,403	1,753
Other	443	441	443	444	446
ECL allowance	4,042	3,560	3,819	4,330	5,291
The impact of changes in the UK unemployment rate and House Price Index (HPI) have also been assessed. Although such changes would not be observed in isolation, as economic indicators tend to be correlated in a coherent scenario, this gives insight into the sensitivity of the Group’s ECL to gradual changes in these two critical economic factors. The assessment has been made against the base case with the reported staging unchanged and is assessed through the direct impact on modelled ECL only.
The table below shows the impact on the Group’s ECL resulting from a 1 percentage point (pp) increase or decrease in the UK unemployment rate. The increase or decrease is presented based on the adjustment phased evenly over the first ten quarters of the base case scenario. An immediate increase or decrease would drive a more material ECL impact as it would be fully reflected in both 12-month and lifetime PDs.

	At 30 June 2022		At 31 December 2021
1pp increase in unemployment £m		1pp decrease in unemployment £m	1pp increase in unemployment £m	1pp decrease in unemployment £m

UK mortgages	13	(11)	23	(18)
Credit cards	22	(22)	20	(20)
Other Retail	14	(13)	14	(14)
Commercial Banking	53	(45)	49	(42)
Other	1	(1)	1	(1)
ECL impact	103	(92)	107	(95)

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 2: Critical accounting judgements and key sources of estimation uncertainty (continued)
The table below shows the impact on the Group’s ECL in respect of UK mortgages resulting from an increase or decrease in loss given default for a 10 percentage point (pp) increase or decrease in the UK House Price Index (HPI). The increase or decrease is presented based on the adjustment phased evenly over the first ten quarters of the base case scenario. The increased ECL sensitivity in the period has resulted from the change in definition of default and associated model changes. This has resulted in greater univariate sensitivity of predicted defaults and possession rates to future house price levels, alongside the direct impact on forecast sale values.

	At 30 June 2022		At 31 December 2021
	10pp increase in HPI	10pp decrease in HPI	10pp increase in HPI	10pp decrease in HPI

ECL impact, £m	(137)	216	(112)	162
Application of judgement in adjustments to modelled ECL
Impairment models fall within the Group’s model risk framework with model monitoring, periodic validation and back testing performed on model components (i.e. probability of default, exposure at default and loss given default). Limitations in the Group’s impairment models or data inputs may be identified through the ongoing assessment and validation of the output of the models. In these circumstances, management make appropriate adjustments to the Group’s allowance for impairment losses to ensure that the overall provision adequately reflects all material risks. These adjustments are determined by considering the particular attributes of exposures which have not been adequately captured by the impairment models and range from changes to model inputs and parameters, at account level, through to more qualitative post-model adjustments.
Judgements are not typically assessed under each distinct economic scenario used to generate ECL, but instead are applied incrementally to final modelled ECL which reflects the probability-weighted view of all scenarios. All adjustments are reviewed quarterly and are subject to internal review and challenge, including by the Audit Committee, to ensure that amounts are appropriately calculated and that there are specific release criteria identified.
The coronavirus pandemic and the various support measures that were put in place resulted in an economic environment which differed significantly from the historical economic conditions upon which the impairment models had been built. As a result there has been a greater need for management judgements to be applied alongside the use of models. Over the first half of 2022 the intensifying inflationary pressures within the Group’s outlook have created further risks not present in these historic conditions. Conversely, the direct impact of the pandemic on both economic and credit performance has appeared to reduce, resulting in a reduction in judgements required specifically to capture COVID-19 risks. At 30 June 2022 total management judgement resulted in additional ECL allowances of £801 million (31 December 2021: £1,284 million). The table below analyses total ECL allowance by portfolio, separately identifying the amounts that have been modelled, those that have been individually assessed and those arising through the application of management judgement.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 2: Critical accounting judgements and key sources of estimation uncertainty (continued)

			Judgements due to:
At 30 June 2022	Modelled ECL £m	Individually assessed £m	COVID-19[1] £m	Inflationary risk £m	Other £m	Total ECL £m

UK mortgages	565	—	39	—	233	837
Credit cards	528	—	18	91	(8)	629
Other Retail	856	—	16	63	62	997
Commercial Banking	413	911	17	121	(51)	1,411
Other	46	—	200	—	—	246
Total	2,408	911	290	275	236	4,120

At 31 December 2021
UK mortgages	292	—	67	52	426	837
Credit cards	436	—	94	—	(9)	521
Other Retail	801	—	57	—	50	908
Commercial Banking	281	905	161	—	(14)	1,333
Other	43	—	400	—	—	443
Total	1,853	905	779	52	453	4,042
1Judgements introduced to address the impact that COVID-19 and resulting interventions have had on the Group’s economic outlook and observed loss experience, which have required additional model limitations to be addressed.
Except as noted below, the nature of the judgements is consistent with those applied by the Group in its financial statements for the year ended 31 December 2021. The 30 June 2022 allowance has been re-assessed based on latest economic outlook, data points and modelled result.
Judgements due to COVID-19
UK mortgages: £39 million (31 December 2021: £67 million)
These adjustments principally comprise:
Increase in time to repossession: £39 million (31 December 2021: £52 million)
This reflects an adjustment made to allow for an increase in the time assumed between default and repossession as a result of the Group temporarily suspending the repossession of properties to support customers during the pandemic. The reduction in scale of the judgement reflects the lower sensitivity of the time between default and repossession following the change in definition of default to align with the CRD IV regulatory definition adopted from 1 January 2022.
Credit cards: £18 million (31 December 2021: £94 million) and Other Retail: £16 million (31 December 2021: £57 million)
These adjustments principally comprise:
Recognition of support measures: Credit cards: £18 million (31 December 2021: £94 million) and Other Retail: £16 million (31 December 2021: £40 million)
Government support and subdued levels of consumer spending were judged to contribute to a reduced flow of accounts into default. Adjustments to address reduced default rates have been largely released following convergence between actual and predicted levels, with predicted levels reducing as a consequence of an improved economic outturn. Default rates continue to be adjusted for Motor and Business Banking where defaults remain below predictions, or in the case of Business Banking, susceptible to the impact of Business Bounce Back Loans. The remaining adjustment on credit cards is to reverse the benefit of lower predicted exposures at default due to the current subdued levels of consumer spending.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 2: Critical accounting judgements and key sources of estimation uncertainty (continued)
Commercial Banking: £17 million (31 December 2021: £161 million)
These adjustments principally comprise:
Adjustment to economic variables used as inputs to models: £22 million (31 December 2021: £89 million)
Observed reductions in the rate of UK corporate insolvencies, used as an input to commercial default models, continue to require judgemental uplifts, to generate a more appropriate level of predicted defaults. With model outputs based on the lagged 12 months of observed insolvency data, management believe that the historically low levels of insolvencies seen during 2021 were impacted by the pandemic and still do not fully reflect the underlying credit risk, however the adjustment has reduced significantly as observed levels of insolvencies have started to normalise and arrears have remained low.
Specific sector risks: £nil (31 December 2021: £80 million)
Judgemental uplifts which previously applied a targeted stress on likelihood and severity of loss to sectors considered to be exposed to an elevated risk from COVID-19 have been released. This is because COVID-19 and potential social restrictions are no longer considered to pose an elevated risk to these industries. Wider economic risks have now been assessed separately with similar judgemental adjustments raised to reflect inflationary pressures.
Other: £200 million (31 December 2021: £400 million)
Central adjustment in respect of economic uncertainty
An important element of the methodology used to calculate the Group’s ECL allowance is the determination of a base case economic scenario, predicated on certain conditioning assumptions, which is then used to derive alternative economic scenarios using stochastic shocks. The base case represents the Group’s most likely view, however management believes that in the context of the pandemic, the possibility that the conditioning assumptions are invalidated remains to the downside. In particular, the possibility that a future virus mutation has vaccine resistance leading to serious social and economic disruption. Such a possibility lies outside of the Group’s current methodology because it would invalidate one of the key assumptions behind the base case forecast. The likelihood and impact of a vaccine resistant mutation is difficult to estimate with any precision therefore the Group has used judgement to determine a reasonable estimate of this additional downside risk, informed by several approaches.
As at 30 June 2022, this adjustment has been reduced from £400 million to £200 million, reflecting the reduced risk seen through lower levels of mortality in the UK and globally, while continuing to recognise that the risk of a vaccine resistant mutation remains. Two further sub-variants of Omicron classed as variants of concern towards the end of May are now predominant in the UK and are causing a recent increase in infection and hospitalisations. The recent increase in COVID-19 infections demonstrates the need to retain some caution, however COVID-19 is no longer considered to pose the same level of elevated risk as at 31 December 2021.
One approach used to quantify the amount of the central adjustment of £200 million (31 December 2021: £400 million) is to apply a 5 per cent re-weighting from the stated upside to the stated severe downside scenario, a reduced re-weight from 31 December 2021. Another approach is to apply a half of the impact of the stated univariate sensitivities of unemployment (1 percentage point increase) and HPI (10 percentage point decrease), still reflecting a more immediate and therefore greater ECL impact than the gradual increase reflected in those sensitivities.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 2: Critical accounting judgements and key sources of estimation uncertainty (continued)
Judgements due to inflationary risk
Credit cards: £91 million (31 December 2021: £nil) and Other Retail: £63 million (31 December 2021: £nil)
Inflationary risk on Retail segments: Credit cards: £56 million (31 December 2021: £nil) and Other Retail: £33 million (31 December 2021: £nil)
Although portfolio performance remains strong, and no deterioration in credit risk has been observed to date due to high inflation and a rising interest rate environment, management have made an adjustment for customers most vulnerable to inflationary pressures and interest rate rises which may impact the ability to maintain repayment commitments. Additional ECL has been raised for customers with lower income levels and higher indebtedness based on a higher estimated likelihood of default. Management will monitor customer performance over time to ensure that this adjustment remains reasonable and appropriate.
Adjustment to affordability: Credit cards: £35 million (31 December 2021: £nil) and Other Retail: £30 million (31 December 2021: £nil)
The Group’s ECL models for credit cards and personal loan portfolios use predictions of wage growth to account for future affordability stress. As rapidly increasing inflation is currently eroding assumed nominal wage growth, adjustments have been made to the econometric models to account for real, rather than nominal, income to produce adjusted expected default forecasts. Management believe that this is an appropriate way to account for the aggregate inflationary risk in these unsecured portfolios and will continue to monitor both actual economic and customer outcomes to ensure that this adjustment remains reasonable and appropriate.
Commercial Banking: £121 million (31 December 2021: £nil)
Sectors at risk: £121 million (31 December 2021: £nil)
Management believe that new risks have emerged for certain sectors due to impacts from heightened inflationary pressures and rising interest rates beyond what is captured in the models. An adjustment of £121 million has been raised to increase ECL for specific commercial sectors deemed most susceptible to inflationary pressures. Management will continue to closely monitor all sectors of the economy and revise the sectors in scope of this judgement as risks and corporate borrower performance evolve.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 2: Critical accounting judgements and key sources of estimation uncertainty (continued)
Other judgements
UK mortgages: £233 million (31 December 2021: £426 million)
These adjustments principally comprise:
Long-term defaults: £115 million (31 December 2021: £87 million)
The Group suspended mortgage litigation activity between late-2014 and mid-2018 as policy changes were implemented for the treatment of amounts in arrears, interrupting the natural flow of accounts to repossession. Provision coverage is uplifted to the equivalent levels of those accounts already in repossession on an estimated shortfall of balances expected to flow to possession. A further adjustment is made to accounts which have been in default for more than 24 months, with an arrears balance increase in the last 6 months. These accounts have their probability of possession set to 95 per cent based on observed historical losses incurred on accounts that were of an equivalent status. The increase in the judgement reflects a lower modelled coverage that requires a larger adjustment to reach the same levels.
End-of-term interest-only: £28 million (31 December 2021: £174 million)
The adoption of a definition of default in 2022 for UK mortgages that now includes interest-only accounts that become 90 days past due has removed the previous need to adjust for losses associated with interest-only accounts that have missed their final capital payment. A remaining smaller adjustment has been maintained to mitigate the risk that the model potentially understates the credit losses associated with interest-only accounts that have not yet reached maturity but could potentially miss their final capital payment when it falls due.
Adjustment for specific segments: £50 million (31 December 2021: £54 million)
The Group monitors risks across specific segments of its portfolios which may not be fully captured through wider collective models. Judgemental increases applied to probability of default on forborne accounts (31 December 2021: £18 million) have been removed as models now include forborne accounts in Stage 3 assets. There is negligible change to the judgement (31 December 2021: £36 million) for fire safety and cladding uncertainty. This captures risks within the assessment of affordability and asset valuations, not captured by underlying models.
Credit cards: £(8) million (31 December 2021: £(9) million) and Other Retail: £62 million (31 December 2021: £50 million)
These adjustments principally comprise:
Lifetime extension on revolving products: Credit cards: £57 million (31 December 2021: £41 million) and Other Retail: £9 million (31 December 2021: £5 million)
As per the Group’s financial statements for the year ended 31 December 2021, an adjustment is required to extend the lifetime used for Stage 2 exposures on Retail revolving products from a three year modelled lifetime, which reflected the outcome data available when the model was developed. Previously this was deemed to be six years by increasing default probabilities through the extrapolation of the default trajectory observed throughout the three years and beyond. During 2022, work was undertaken to reassess the expected lifetime for these assets, concluding in an extension of the expected lifetime from six to ten years, resulting in an increase to this adjustment.
Adjustments to loss given defaults (LGDs): Credit cards: £(63) million (31 December 2021: £(37) million) and Other Retail: £45 million (31 December 2021: £26 million)
A number of adjustments have been made to the loss given default assumptions used within unsecured and motor credit models. These include judgements held previously, notably in relation to the alignment of MBNA credit card cure rates as collection strategies harmonise. Alongside this, new adjustments have also been raised to capture recent improvements in observed cure rates offset by updates to recovery cost assumptions. These adjustments will be released once incorporated into models through future recalibration which is pending model development.
Commercial Banking: £(51) million (31 December 2021: £(14) million)
Adjustments to loss given defaults (LGDs): £(51) million (31 December 2021: £(14) million)
The modelling approach for loss given default for commercial exposures has been reviewed and management believe that it is necessary to adjust ECL to mitigate limitations identified in the approach which are causing loss given default to be inflated. These include the benefit from amortisation of exposures relative to collateral values at default and a move to an exposure-weighted approach being adopted. The latter driving the increase in this judgement at 30 June 2022. These temporary adjustments will be addressed through future model development therefore removing the need to judgementally adjust.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 3: Segmental analysis
Lloyds Banking Group provides a wide range of banking and financial services in the UK and in certain locations overseas. The Group Executive Committee (GEC) remains the chief operating decision maker for the Group.
The segmental results and comparatives are presented on an underlying basis, the basis reviewed by the chief operating decision maker. The effects of certain asset sales; volatile items; the insurance grossing adjustment; liability management; restructuring costs relating to merger, acquisition and integration activities; payment protection insurance provisions; the amortisation of purchased intangible assets; and the unwind of acquisition-related fair value adjustments are excluded in arriving at underlying profit.
The Group’s activities are organised into three financial reporting segments: Retail; Commercial Banking; and Insurance and Wealth. There has been no change to the descriptions of these segments as provided in note 4 to the Group’s financial statements for the year ended 31 December 2021, neither has there been any change to the Group’s segmental accounting for internal segment services or derivatives entered into by units for risk management purposes since 31 December 2021.
In the half-year to 30 June 2022:
•The Group has reviewed and updated its methodology for liquidity transfer pricing between segments
•Certain customer relationships have been migrated from the SME business within Commercial Banking to Business Banking within Retail
•The Group has revised the treatment of restructuring costs and all such costs other than those relating to merger, acquisition and integration activities are now reported within operating costs in arriving at underlying profit
Comparatives have been presented on a consistent basis in respect of the above changes.

Half-year to 30 June 2022	Net interest income £m	Other income, net of insurance claims £m	Total income, net of insurance claims £m	Profit before tax £m	External income £m	Inter-segment income (expense) £m

Underlying basis
Retail	4,845	946	5,791	2,486	6,008	(217)
Commercial Banking	1,220	626	1,846	686	1,737	109
Insurance and Wealth	40	724	764	186	746	18
Other	30	233	263	388	173	90
Group	6,135	2,529	8,664	3,746	8,664	—
Reconciling items:
Insurance grossing adjustment	1,139	(1,083)	56	—
Market volatility and asset sales	(12)	76	64	69
Amortisation of purchased intangibles	—	—	—	(35)
Restructuring costs[1]	—	—	—	(47)
Fair value unwind and other items	(62)	1	(61)	(72)
Group – statutory	7,200	1,523	8,723	3,661
1Restructuring costs related to merger, acquisition and integration activities.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 3: Segmental analysis (continued)

Half-year to 30 June 2021[1]	Net interest income £m	Other income, net of insurance claims £m	Total income, net of insurance claims £m	Profit before tax £m	External income £m	Inter-segment income (expense) £m

Underlying basis
Retail	4,423	813	5,236	2,398	5,722	(486)
Commercial Banking	971	676	1,647	1,139	1,683	(36)
Insurance and Wealth	12	660	672	56	684	(12)
Other	12	268	280	227	(254)	534
Group	5,418	2,417	7,835	3,820	7,835	—
Reconciling items:
Insurance grossing adjustment	(938)	1,026	88	—
Market volatility and asset sales	(18)	279	261	239
Amortisation of purchased intangibles	—	—	—	(35)
Restructuring costs[2]	—	(8)	(8)	(10)
Fair value unwind and other items	(89)	(8)	(97)	(109)
Group – statutory	4,373	3,706	8,079	3,905

Half-year to 31 December 2021[1]	Net interest income £m	Other income, net of insurance claims £m	Total income, net of insurance claims £m	Profit before tax £m	External income £m	Inter-segment income (expense) £m

Underlying basis
Retail	4,627	925	5,552	2,849	6,045	(493)
Commercial Banking	1,034	598	1,632	222	1,652	(20)
Insurance and Wealth	8	773	781	297	678	103
Other	76	347	423	348	13	410
Group	5,745	2,643	8,388	3,716	8,388	—
Reconciling items:
Insurance grossing adjustment	(604)	733	129	—
Market volatility and asset sales	(73)	(70)	(143)	(152)
Amortisation of purchased intangibles	—	—	—	(35)
Restructuring costs[2]	—	(51)	(51)	(442)
Fair value unwind and other items	(75)	(3)	(78)	(90)
Group – statutory	4,993	3,252	8,245	2,997
1Restated, see page 64.
2Restructuring costs related to merger, acquisition and integration activities.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 3: Segmental analysis (continued)

	Segment external assets		Segment customer deposits		Segment external liabilities
	At 30 Jun 2022 £m	At 31 Dec 2021[1] £m	At 30 Jun 2022 £m	At 31 Dec 2021[1] £m	At 30 Jun 2022 £m	At 31 Dec 2021[1] £m

Retail	376,079	371,746	321,781	318,947	326,060	323,135
Commercial Banking	147,075	135,628	140,980	141,372	186,885	178,445
Insurance and Wealth	175,971	196,235	14,853	15,626	183,263	204,028
Other	191,283	182,916	599	399	144,125	127,765
Total Group	890,408	886,525	478,213	476,344	840,333	833,373
1Restated, see page 64.
Note 4: Net fee and commission income

	Half-year to 30 Jun 2022 £m	Half-year to 30 Jun 2021 £m	Half-year to 31 Dec 2021 £m

Fee and commission income:
Current accounts	330	312	326
Credit and debit card fees	561	384	499
Commercial banking and treasury fees	179	215	198
Unit trust and insurance broking	47	58	55
Factoring	40	38	38
Other fees and commissions	251	287	198
Total fee and commission income	1,408	1,294	1,314
Fee and commission expense	(662)	(601)	(584)
Net fee and commission income	746	693	730
Current account and credit and debit card fees principally arise in Retail; commercial banking, treasury and factoring fees arise in Commercial Banking; and unit trust and insurance broking fees arise in Insurance and Wealth.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 5: Insurance claims

	Half-year to 30 Jun 2022 £m	Half-year to 30 Jun 2021 £m	Half-year to 31 Dec 2021 £m

Life insurance and investment contracts
Claims and surrenders	(4,423)	(4,465)	(4,598)
Change in insurance and participating investment contracts	14,782	(4,395)	(3,079)
	10,359	(8,860)	(7,677)
Non-participating investment contracts
Change in non-participating investment contracts	4,777	(2,642)	(1,939)
	15,136	(11,502)	(9,616)
Reinsurers' share	63	181	104
	15,199	(11,321)	(9,512)
Change in unallocated surplus	17	(20)	55
Total life insurance and investment contracts	15,216	(11,341)	(9,457)
Non-life insurance
Total non-life insurance claims, net of reinsurance	(173)	(148)	(174)
Total insurance claims	15,043	(11,489)	(9,631)
Note 6: Operating expenses

	Half-year to 30 Jun 2022 £m	Half-year to 30 Jun 2021 £m	Half-year to 31 Dec 2021 £m

Staff costs:
Salaries and social security costs	1,631	1,555	1,493
Pensions and other post-retirement benefit schemes (note 14)	235	284	254
Restructuring and other staff costs	154	117	182
	2,020	1,956	1,929
Premises and equipment costs	140	130	131
Other expenses:
Communications and data processing	679	584	597
UK bank levy	—	—	132
Regulatory and legal provisions (note 15)	79	425	875
Other	553	559	657
	1,311	1,568	2,261
Depreciation and amortisation	1,210	1,243	1,582
Total operating expenses	4,681	4,897	5,903

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 7: Impairment

	Half-year to 30 Jun 2022 £m	Half-year to 30 Jun 2021 £m	Half-year to 31 Dec 2021 £m

Impact of transfers between stages	421	145	(212)
Other changes in credit quality	18	(506)	59
Additions and repayments	(65)	(366)	(452)
Methodology and model changes	3	3	(45)
Other items	4	1	(5)
	(40)	(868)	(443)
Total impairment charge (credit)	381	(723)	(655)

In respect of:
Loans and advances to banks	3	(3)	(2)
Loans and advances to customers	335	(622)	(494)
Debt securities	2	—	—
Financial assets held at amortised cost	340	(625)	(496)
Other assets	6	2	—
Impairment charge (credit) on drawn balances	346	(623)	(496)
Loan commitments and financial guarantees	35	(98)	(159)
Financial assets at fair value through other comprehensive income	—	(2)	—
Total impairment charge (credit)	381	(723)	(655)
There was no charge in respect of residual value impairment and voluntary terminations within the Group’s UK Motor Finance business (half-year to 30 June 2021: release of £41 million; half-year to 31 December 2021: release of £36 million).
The Group’s impairment charge comprises the following:
Impact of transfers between stages
The net impact on the impairment charge of transfers between stages.
Other changes in credit quality
Changes in loss allowance as a result of movements in risk parameters that reflect changes in customer credit quality, but which have not resulted in a transfer to a different stage. This also contains the impact on the impairment charge of write-offs and recoveries, where the related loss allowances are reassessed to reflect the view of credit quality at the balance sheet date and therefore the ultimate realisable or recoverable value.
Additions and repayments
Expected loss allowances are recognised on origination of new loans or further drawdowns of existing facilities. Repayments relate to the reduction of loss allowances resulting from the repayment of outstanding balances that have been provided against.
Methodology and model changes
Increase or decrease in impairment charge as a result of adjustments to the models used for expected credit loss calculations; either as changes to the model inputs or to the underlying assumptions, as well as the impact of changing the models used.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 8: Tax expense
In accordance with IAS 34, the Group’s income tax expense for the half-year to 30 June 2022 is based on the best estimate of the weighted-average annual income tax rate expected for the full financial year. The tax effects of one-off items are not included in the weighted-average annual income tax rate, but are recognised in the relevant period.
An explanation of the relationship between tax expense and accounting profit is set out below:

	Half-year to 30 Jun 2022 £m	Half-year to 30 Jun 2021 £m	Half-year to 31 Dec 2021 £m

Profit before tax	3,661	3,905	2,997
UK corporation tax thereon at 19 per cent (2021: 19 per cent)	(696)	(742)	(569)
Impact of surcharge on banking profits	(161)	(229)	(210)
Non-deductible costs: conduct charges	(4)	(7)	(178)
Non-deductible costs: bank levy	—	—	(22)
Other non-deductible costs	(27)	(67)	(16)
Non-taxable income	67	35	5
Tax relief on coupons on other equity instruments	41	40	41
Tax-exempt gains on disposals	38	36	104
Tax losses where no deferred tax recognised	(5)	(9)	8
Remeasurement of deferred tax due to rate changes	(23)	970	(16)
Differences in overseas tax rates	(43)	(25)	6
Policyholder tax	(40)	(36)	(27)
Policyholder deferred tax asset in respect of life assurance expenses	20	4	(73)
Adjustments in respect of prior years	(2)	(10)	(30)
Tax expense	(835)	(40)	(977)
Note 9: Earnings per share

	Half-year to 30 Jun 2022 £m	Half-year to 30 Jun 2021 £m	Half-year to 31 Dec 2021 £m

Profit attributable to ordinary shareholders – basic and diluted	2,569	3,611	1,744

	Half-year to 30 Jun 2022 million	Half-year to 30 Jun 2021 million	Half-year to 31 Dec 2021 million

Weighted-average number of ordinary shares in issue – basic	70,192	70,894	70,979
Adjustment for share options and awards	881	854	842
Weighted-average number of ordinary shares in issue – diluted	71,073	71,748	71,821

Basic earnings per share	3.7p	5.1p	2.4p
Diluted earnings per share	3.6p	5.0p	2.4p

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 10: Financial assets at fair value through profit or loss

	At 30 Jun 2022 £m	At 31 Dec 2021 £m

Trading assets	14,990	21,760
Other financial assets mandatorily at fair value through profit or loss:
Loans and advances to banks	4,797	3,684
Loans and advances to customers	9,648	10,933
Debt securities	36,499	40,379
Treasury and other bills	21	19
Contracts held with reinsurers	11,194	12,371
Equity shares	102,296	117,625
	164,455	185,011
Total financial assets at fair value through profit or loss	179,445	206,771
Other financial assets mandatorily at fair value through profit or loss include assets backing insurance contracts and investment contracts of £159,730 million (31 December 2021: £179,988 million).
Note 11: Derivative financial instruments

	At 30 June 2022		At 31 December 2021
	Fair value of assets £m	Fair value of liabilities £m	Fair value of assets £m	Fair value of liabilities £m

Trading and other
Exchange rate contracts	8,748	8,494	4,433	4,262
Interest rate contracts	18,811	15,702	16,702	12,418
Credit derivatives	248	199	95	175
Equity and other contracts	1,730	1,662	735	878
	29,537	26,057	21,965	17,733
Hedging
Derivatives designated as fair value hedges	51	461	53	308
Derivatives designated as cash flow hedges	146	13	33	19
	197	474	86	327
Total recognised derivative assets/liabilities	29,734	26,531	22,051	18,060

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 12: Financial assets at amortised cost
Half-year to 30 June 2022

	Gross carrying amount					Allowance for expected credit losses
Stage 1 £m		Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m

Loans and advances to banks
At 1 January 2022	7,002	—	—	—	7,002	1	—	—	—	1
Exchange and other adjustments	497	—	—	—	497	—	—	—	—	—
Other changes in credit quality						2	—	—	—	2
Additions and repayments	348	—	—	—	348	1	—	—	—	1
Charge to the income statement						3	—	—	—	3
At 30 June 2022	7,847	—	—	—	7,847	4	—	—	—	4
Allowance for impairment losses	(4)	—	—	—	(4)
Net carrying amount	7,843	—	—	—	7,843

Loans and advances to customers
At 1 January 2022	400,036	34,931	6,443	10,977	452,387	915	1,114	1,581	210	3,820
Exchange and other adjustments[1]	138	14	(21)	30	161	1	—	19	53	73
Transfers to Stage 1	8,517	(8,478)	(39)		—	173	(166)	(7)		—
Transfers to Stage 2	(21,796)	22,078	(282)		—	(46)	101	(55)		—
Transfers to Stage 3	(580)	(2,279)	2,859		—	(2)	(74)	76		—
Impact of transfers between stages	(13,859)	11,321	2,538		—	(129)	353	178		402
						(4)	214	192		402
Other changes in credit quality						(171)	(21)	206	(8)	6
Additions and repayments	11,162	(2,305)	(509)	(573)	7,775	36	(33)	(67)	(12)	(76)
Methodology and model changes						(2)	(18)	45	(22)	3
Charge (credit) to the income statement						(141)	142	376	(42)	335
Advances written off			(428)	(19)	(447)			(428)	(19)	(447)
Recoveries of advances written off in previous years			72	—	72			72	—	72
At 30 June 2022	397,477	43,961	8,095	10,415	459,948	775	1,256	1,620	202	3,853
Allowance for impairment losses	(775)	(1,256)	(1,620)	(202)	(3,853)
Net carrying amount	396,702	42,705	6,475	10,213	456,095
1Exchange and other adjustments includes the impact of movements in exchange rates, discount unwind, derecognising assets as a result of modifications and adjustments in respect of purchased or originated credit-impaired financial assets (POCI). Where a POCI asset’s expected credit loss is less than its expected credit loss on purchase or origination, the increase in its carrying value is recognised within gross loans, rather than as a negative impairment allowance.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 12: Financial assets at amortised cost (continued)

	Gross carrying amount					Allowance for expected credit losses
Stage 1 £m		Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m

Reverse repurchase agreements
At 30 June 2022	56,516	—	—	—	56,516
Allowance for impairment losses	—	—	—	—	—
Net carrying amount	56,516	—	—	—	56,516

Debt securities
At 1 January 2022	6,827	9	2	—	6,838	1	—	2	—	3
Exchange and other adjustments	359	—	—	—	359	(1)	—	—	—	(1)
Transfers to Stage 1	9	(9)	—		—	—	—	—		—
Impact of transfers between stages	9	(9)	—		—	—	—	—		—
						—	—	—		—
Other changes in credit quality						1	—	—	—	1
Additions and repayments	1,787	—	—	—	1,787	1	—	—	—	1
Charge to the income statement						2	—	—	—	2
At 30 June 2022	8,982	—	2	—	8,984	2	—	2	—	4
Allowance for impairment losses	(2)	—	(2)	—	(4)
Net carrying amount	8,980	—	—	—	8,980
Total financial assets at amortised cost	470,041	42,705	6,475	10,213	529,434
The total allowance for impairment losses includes £94 million (31 December 2021: £95 million) in respect of residual value impairment and voluntary terminations within the Group’s UK Motor Finance business.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 12: Financial assets at amortised cost (continued)
Movements in allowance for expected credit losses in respect of undrawn balances were as follows:

	Allowance for expected credit losses
	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m

Undrawn balances
At 1 January 2022	109	86	5	—	200
Exchange and other adjustments	2	—	(1)	—	1
Transfers to Stage 1	23	(23)	—		—
Transfers to Stage 2	(6)	6	—		—
Transfers to Stage 3	—	(2)	2		—
Impact of transfers between stages	(18)	38	(1)		19
	(1)	19	1		19
Other items taken to the income statement	13	4	(1)	—	16
Charge (credit) to the income statement	12	23	—	—	35
At 30 June 2022	123	109	4	—	236
The Group's total impairment allowances at 30 June 2022 were as follows:

	Allowance for expected credit losses
	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m

In respect of:
Loans and advances to banks	4	—	—	—	4
Loans and advances to customers	775	1,256	1,620	202	3,853
Debt securities	2	—	2	—	4
Financial assets at amortised cost	781	1,256	1,622	202	3,861
Other assets	—	—	23	—	23
Provisions in relation to loan commitments and financial guarantees	123	109	4	—	236
Total	904	1,365	1,649	202	4,120
Expected credit loss in respect of financial assets at fair value through other comprehensive income (memorandum item)	3	—	—	—	3

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 12: Financial assets at amortised cost (continued)
Year ended 31 December 2021

	Gross carrying amount					Allowance for expected credit losses
	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m

Loans and advances to banks
At 1 January 2021	8,066	—	—	—	8,066	6	—	—	—	6
Exchange and other adjustments	(11)	—	—	—	(11)	—	—	—	—	—
Other changes in credit quality						(5)	—	—	—	(5)
Additions and repayments	(1,053)	—	—	—	(1,053)	—	—	—	—	—
Credit to the income statement						(5)	—	—	—	(5)
At 31 December 2021	7,002	—	—	—	7,002	1	—	—	—	1
Allowance for impairment losses	(1)	—	—	—	(1)
Net carrying amount	7,001	—	—	—	7,001

Loans and advances to customers
At 1 January 2021	375,300	51,659	6,490	12,511	445,960	1,372	2,145	1,982	261	5,760
Exchange and other adjustments[1]	(2,686)	(39)	(81)	68	(2,738)	(3)	(6)	(1)	121	111
Transfers to Stage 1	18,705	(18,665)	(40)		—	564	(553)	(11)		—
Transfers to Stage 2	(12,009)	12,724	(715)		—	(48)	155	(107)		—
Transfers to Stage 3	(872)	(1,822)	2,694		—	(13)	(220)	233		—
Impact of transfers between stages	5,824	(7,763)	1,939		—	(428)	195	221		(12)
						75	(423)	336		(12)
Other changes in credit quality						(245)	(271)	255	(48)	(309)
Additions and repayments	21,598	(8,926)	(1,007)	(1,565)	10,100	(221)	(346)	(99)	(87)	(753)
Methodology and model changes						(63)	15	6	—	(42)
(Credit) charge to the income statement						(454)	(1,025)	498	(135)	(1,116)
Advances written off			(1,058)	(37)	(1,095)			(1,058)	(37)	(1,095)
Recoveries of advances written off in previous years			160	—	160			160	—	160
At 31 December 2021	400,036	34,931	6,443	10,977	452,387	915	1,114	1,581	210	3,820
Allowance for impairment losses	(915)	(1,114)	(1,581)	(210)	(3,820)
Net carrying amount	399,121	33,817	4,862	10,767	448,567
1Exchange and other adjustments includes the impact of movements in exchange rates, discount unwind, derecognising assets as a result of modifications and adjustments in respect of purchased or originated credit-impaired financial assets (POCI). Where a POCI asset’s expected credit loss is less than its expected credit loss on purchase or origination, the increase in its carrying value is recognised within gross loans, rather than as a negative impairment allowance.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 12: Financial assets at amortised cost (continued)

	Gross carrying amount					Allowance for expected credit losses
	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m

Reverse repurchase agreements
At 31 December 2021	54,753	—	—	—	54,753
Allowance for impairment losses	—	—	—	—	—
Net carrying amount	54,753	—	—	—	54,753

Debt securities
At 1 January 2021	5,406	—	2	—	5,408	1	—	2	—	3
Exchange and other adjustments	(20)	—	—	—	(20)	—	—	—	—	—
Transfers to Stage 2	(6)	6	—		—	—	—	—		—
Impact of transfers between stages	(6)	6	—		—	—	—	—		—
						—	—	—		—
Additions and repayments	1,447	3	—	—	1,450	—	—	—	—	—
Charge to the income statement						—	—	—	—	—
At 31 December 2021	6,827	9	2	—	6,838	1	—	2	—	3
Allowance for impairment losses	(1)	—	(2)	—	(3)
Net carrying amount	6,826	9	—	—	6,835
Total financial assets at amortised cost	467,701	33,826	4,862	10,767	517,156
Movements in allowance for expected credit losses in respect of undrawn balances were as follows:

	Allowance for expected credit losses
	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m

Undrawn balances
At 1 January 2021	212	234	13	—	459
Exchange and other adjustments	(1)	(2)	1	—	(2)
Transfers to Stage 1	78	(78)	—		—
Transfers to Stage 2	(8)	8	—		—
Transfers to Stage 3	(1)	(6)	7		—
Impact of transfers between stages	(69)	18	(4)		(55)
	—	(58)	3		(55)
Other items taken to the income statement	(102)	(88)	(12)	—	(202)
Credit to the income statement	(102)	(146)	(9)	—	(257)
At 31 December 2021	109	86	5	—	200

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 12: Financial assets at amortised cost (continued)
The Group's total impairment allowances at 31 December 2021 were as follows:

	Allowance for expected credit losses
	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m

In respect of:
Loans and advances to banks	1	—	—	—	1
Loans and advances to customers	915	1,114	1,581	210	3,820
Debt securities	1	—	2	—	3
Financial assets at amortised cost	917	1,114	1,583	210	3,824
Other assets	—	—	18	—	18
Provisions in relation to loan commitments and financial guarantees	109	86	5	—	200
Total	1,026	1,200	1,606	210	4,042
Expected credit loss in respect of financial assets at fair value through other comprehensive income (memorandum item)	3	—	—	—	3
The movement tables are compiled by comparing the position at the reporting date to that at the beginning of the year.
Transfers between stages are deemed to have taken place at the start of the reporting period, with all other movements shown in the stage in which the asset is held at the period end, with the exception of those held within purchased or originated credit-impaired, which are not transferable.
Additions and repayments comprise new loans originated and repayments of outstanding balances throughout the reporting period. Loans which are written off in the period are first transferred to Stage 3 before acquiring a full allowance and subsequent write-off.
Loans and advances to customers include advances securitised under the Group's securitisation and covered bond programmes (see note 13).

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 13: Debt securities in issue

	At 30 June 2022			At 31 December 2021
	At fair value through profit or loss £m	At amortised cost £m	Total £m	At fair value through profit or loss £m	At amortised cost £m	Total £m

Medium-term notes issued	5,614	37,912	43,526	6,504	37,354	43,858
Covered bonds	—	15,282	15,282	—	17,409	17,409
Certificates of deposit issued	—	6,440	6,440	—	4,454	4,454
Securitisation notes	29	3,574	3,603	33	3,672	3,705
Commercial paper	—	11,076	11,076	—	8,663	8,663
	5,643	74,284	79,927	6,537	71,552	78,089
The notes issued by the Group’s securitisation and covered bond programmes are held by external parties and by subsidiaries of the Group.
Securitisation programmes
At 30 June 2022, external parties held £3,603 million (31 December 2021: £3,705 million) of the Group's securitisation notes in issue; these notes, together with those held internally, are secured on loans and advances to customers and debt securities held at amortised cost amounting to £30,555 million (31 December 2021: £31,406 million), the majority of which have been sold by subsidiary companies to bankruptcy remote structured entities. The structured entities are consolidated fully and all of these loans are retained on the Group's balance sheet.
Covered bond programmes
At 30 June 2022, external parties held £15,282 million (31 December 2021: £17,409 million) of the Group's covered bonds in issue; these bonds, together with those held internally, are secured on certain loans and advances to customers amounting to £31,345 million (31 December 2021: £36,729 million) that have been assigned to bankruptcy remote limited liability partnerships. These loans are retained on the Group's balance sheet.
Cash deposits of £4,035 million (31 December 2021: £3,558 million) which support the debt securities issued by the structured entities, the term advances related to covered bonds and other legal obligations are held by the Group.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 14: Retirement benefit obligations
The Group’s post-retirement defined benefit scheme obligations are comprised as follows:

	At 30 Jun 2022 £m	At 31 Dec 2021 £m

Defined benefit pension schemes:
Fair value of scheme assets	39,365	51,534
Present value of funded obligations	(33,992)	(47,130)
Net pension scheme asset	5,373	4,404
Other post-retirement schemes	(87)	(103)
Total amounts recognised in the balance sheet	5,286	4,301

Recognised on the balance sheet as:
Retirement benefit assets	5,473	4,531
Retirement benefit obligations	(187)	(230)
Total amounts recognised in the balance sheet	5,286	4,301
Movements in the Group’s net post-retirement defined benefit scheme asset during the period were as follows:

£m

Asset at 1 January 2022	4,301
Income statement charge	(68)
Employer contributions	1,434
Remeasurement	(382)
Exchange and other adjustments	1
Asset at 30 June 2022	5,286
The charge to the income statement in respect of pensions and other post-retirement benefit schemes is comprised as follows:

	Half-year to 30 Jun 2022 £m	Half-year to 30 Jun 2021 £m	Half-year to 31 Dec 2021 £m

Defined benefit schemes	68	122	114
Defined contribution schemes	167	162	140
Total charge to the income statement	235	284	254
The principal assumptions used in the valuations of the defined benefit pension schemes were as follows:

	At 30 Jun 2022%	At 31 Dec 2021%

Discount rate	3.80	1.94
Rate of inflation:
Retail Price Index	3.10	3.21
Consumer Price Index	2.77	2.92
Rate of salary increases	0.00	0.00
Weighted-average rate of increase for pensions in payment	2.82	2.88

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 15: Other provisions

Provisions for financial commitments and guarantees £m		Regulatory and legal provisions £m	Other £m	Total £m

At 1 January 2022	200	1,156	736	2,092
Exchange and other adjustments	1	2	82	85
Provisions applied	—	(245)	(170)	(415)
Charge for the period	35	79	77	191
At 30 June 2022	236	992	725	1,953
Regulatory and legal provisions
In the course of its business, the Group is engaged in discussions with the PRA, FCA and other UK and overseas regulators and other governmental authorities on a range of matters. The Group also receives complaints in connection with its past conduct and claims brought by or on behalf of current and former employees, customers, investors and other third parties and is subject to legal proceedings and other legal actions. Where significant, provisions are held against the costs expected to be incurred in relation to these matters and matters arising from related internal reviews. During the half-year to 30 June 2022 the Group charged a further £79 million in respect of legal actions and other regulatory matters.
The unutilised balance at 30 June 2022 was £992 million (31 December 2021: £1,156 million). The most significant items are as follows:
HBOS Reading – review
The Group continues to apply the recommendations from Sir Ross Cranston’s review, issued in December 2019, including a reassessment of direct and consequential losses by an independent panel (the Foskett Panel), an extension of debt relief and a wider definition of de facto directors. The appeal process for the further assessment of debt relief and de facto director status is now nearing completion. Further details of the Foskett Panel were announced on 3 April 2020 and the Foskett Panel's full scope and methodology was published on 7 July 2020. The Foskett Panel’s stated objective is to consider cases via a non-legalistic and fair process and to make their decisions in a generous, fair and common sense manner, assessing claims against an expanded definition of the fraud and on a lower evidential basis.
Following the emergence of the first outcomes of the Foskett Panel through 2021, the Group charged a further £790 million in the year ended 31 December 2021, of which £600 million was recognised in the fourth quarter. This included operational costs in relation to Dame Linda Dobbs's review, which is considering whether the issues relating to HBOS Reading were investigated and appropriately reported by the Group during the period from January 2009 to January 2017, and other programme costs. A significant proportion of the fourth quarter charge related to the estimated future awards from the Foskett Panel. To date the Foskett Panel has shared outcomes on a limited subset of the total population which covers a wide range of businesses and different claim characteristics. The estimated awards provision recognised is therefore materially dependent on the assumption that the limited number of awards to date are representative of the full population of cases.
Following the provision taken for the independent review of compensation for customers of HBOS Reading, the Remuneration Committee has undertaken its review of whether performance adjustments are required in light of the shortcomings identified by Sir Ross Cranston in relation to the original review of customer compensation overseen by Professor Griggs. Taking into account prior actions taken, including the voluntary withdrawal of the former Group Chief Executive and former Chief Operating Officer from the 2019 GPS awards as a result of the overall performance of the Group and the issues faced during 2019, including publication of the Cranston report, the Remuneration Committee has determined that the Group’s performance adjustment requirements have been met in respect of the Executive Directors in office at the relevant time.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 15: Other provisions (continued)
In June 2022 the Foskett Panel announced an alternative option, in the form of a fixed sum award, which could be accepted as an alternative to participation in the full re-review process, to support earlier resolution of claims for those deemed by the Foskett Panel to be victims of the fraud. The estimated awards provision recognised at 31 December 2021 remains the Group’s best estimate of the cost to conclude the process. With the alternative process only recently commenced and no experience of overall participation, alongside previously stated existing uncertainties, there is a risk that the final outcome could be significantly different from the current provision once the re-review is concluded by the Foskett Panel. There is no confirmed timeline for the completion of the Foskett Panel re-review process. The Group is committed to implementing Sir Ross's recommendations in full.
Payment protection insurance
The Group has incurred costs for PPI over a number of years totalling £21,960 million. Good progress continues to be made towards ensuring operational completeness, ahead of an orderly programme close. In addition to the above, the Group continues to challenge PPI litigation cases, with mainly legal fees and operational costs associated with litigation activity recognised within regulatory and legal provisions. PPI litigation remains inherently uncertain, with a number of key court judgments due to be delivered in the second half of 2022.
Customer claims in relation to insurance branch business in Germany
The Group continues to receive claims from customers in Germany relating to policies issued by Clerical Medical Investment Group Limited (subsequently renamed Scottish Widows Limited), with smaller numbers of claims received from customers in Austria and Italy. The Group had provided £695 million up to 31 December 2021 and no further amounts have been provided in the half-year to 30 June 2022. The ultimate financial effect, which could be significantly different from the current provision, will be known only once all relevant claims have been resolved.
Note 16: Contingent liabilities, commitments and guarantees
Interchange fees
With respect to multi-lateral interchange fees (MIFs), the Group is not involved in the ongoing or threatened litigation which involves the card schemes Visa and Mastercard (as described below). However, the Group is a member/licensee of Visa and Mastercard and other card schemes. The litigation in question is as follows:
•Litigation brought by or on behalf of retailers against both Visa and Mastercard in the English Courts, in which retailers are seeking damages on grounds that Visa and Mastercard’s MIFs breached competition law (this includes a judgment of the Supreme Court in June 2020 upholding the Court of Appeal’s finding in 2018 that certain historic interchange arrangements of Mastercard and Visa infringed competition law)
•Litigation brought on behalf of UK consumers in the English Courts against Mastercard
Any impact on the Group of the litigation against Visa and Mastercard remains uncertain at this time, such that it is not practicable for the Group to provide an estimate of any potential financial effect. Insofar as Visa is required to pay damages to retailers for interchange fees set prior to June 2016, contractual arrangements to allocate liability have been agreed between various UK banks (including the Group) and Visa Inc, as part of Visa Inc’s acquisition of Visa Europe in 2016. These arrangements cap the maximum amount of liability to which the Group may be subject and this cap is set at the cash consideration received by the Group for the sale of its stake in Visa Europe to Visa Inc in 2016. In 2016, the Group received Visa preference shares as part of the consideration for the sale of its shares in Visa Europe. A release assessment is carried out by Visa on certain anniversaries of the sale (in line with the Visa Europe sale documentation) and as a result, some Visa preference shares may be converted into Visa Inc Class A common stock. Any such release and any subsequent sale of Visa common stock does not impact the contingent liability.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 16: Contingent liabilities, commitments and guarantees (continued)
LIBOR and other trading rates
Certain Group companies, together with other panel banks, have been named as defendants in ongoing private lawsuits, including purported class action suits, in the US in connection with their roles as panel banks contributing to the setting of US Dollar, Japanese Yen and Sterling London Interbank Offered Rate and the Australian BBSW reference rate.
Certain Group companies are also named as defendants in (i) UK-based claims; and (ii) two Dutch class actions, raising LIBOR manipulation allegations. A number of claims against the Group in the UK relating to the alleged mis-sale of interest rate hedging products also include allegations of LIBOR manipulation.
It is currently not possible to predict the scope and ultimate outcome on the Group of any private lawsuits or any related challenges to the interpretation or validity of any of the Group’s contractual arrangements, including their timing and scale. As such, it is not practicable to provide an estimate of any potential financial effect.
Tax authorities
The Group has an open matter in relation to a claim for group relief of losses incurred in its former Irish banking subsidiary, which ceased trading on 31 December 2010. In 2013, HMRC informed the Group that its interpretation of the UK rules means that the group relief is not available. In 2020, HMRC concluded their enquiry into the matter and issued a closure notice. The Group's interpretation of the UK rules has not changed and hence it has appealed to the First Tier Tax Tribunal, with a hearing expected in 2023. If the final determination of the matter by the judicial process is that HMRC’s position is correct, management estimate that this would result in an increase in current tax liabilities of approximately £865 million (including interest) and a reduction in the Group’s deferred tax asset of approximately £305 million. The Group, having taken appropriate advice, does not consider that this is a case where additional tax will ultimately fall due.
There are a number of other open matters on which the Group is in discussions with HMRC (including the tax treatment of certain costs arising from the divestment of TSB Banking Group plc), none of which is expected to have a material impact on the financial position of the Group.
Other legal actions and regulatory matters
In addition, during the ordinary course of business the Group is subject to other complaints and threatened or actual legal proceedings (including class or group action claims) brought by or on behalf of current or former employees, customers, investors or other third parties, as well as legal and regulatory reviews, challenges, investigations and enforcement actions, which could relate to a number of issues, including financial, environmental or other regulatory matters, both in the UK and overseas. Where material, such matters are periodically reassessed, with the assistance of external professional advisers where appropriate, to determine the likelihood of the Group incurring a liability. In those instances where it is concluded that it is more likely than not that a payment will be made, a provision is established based on management’s best estimate of the amount required at the relevant balance sheet date. In some cases it will not be possible to form a view, for example because the facts are unclear or because further time is needed to assess properly the merits of the case, and no provisions are held in relation to such matters. In these circumstances, specific disclosure in relation to a contingent liability will be made where material. However, the Group does not currently expect the final outcome of any such case to have a material adverse effect on its financial position, operations or cash flows. Where there is a contingent liability related to an existing provision the relevant disclosures are included within note 15.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 16: Contingent liabilities, commitments and guarantees (continued)
Contingent liabilities, commitments and guarantees arising from the banking business

	At 30 Jun 2022 £m	At 31 Dec 2021 £m

Contingent liabilities
Acceptances and endorsements	415	191
Other:
Other items serving as direct credit substitutes	560	510
Performance bonds, including letters of credit, and other transaction-related contingencies	2,103	2,043
	2,663	2,553
Total contingent liabilities	3,078	2,744

Commitments and guarantees
Forward asset purchases and forward deposits placed	75	61

Undrawn formal standby facilities, credit lines and other commitments to lend:
Less than 1 year original maturity:
Mortgage offers made	20,060	17,807
Other commitments and guarantees	87,374	88,454
	107,434	106,261
1 year or over original maturity	37,143	36,411
Total commitments and guarantees	144,652	142,733
Of the amounts shown above in respect of undrawn formal standby facilities, credit lines and other commitments to lend, £74,680 million (31 December 2021: £71,158 million) was irrevocable.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 17: Fair values of financial assets and liabilities
The valuations of financial instruments have been classified into three levels according to the quality and reliability of information used to determine those fair values. Note 48 to the Group’s financial statements for the year ended 31 December 2021 details the definitions of the three levels in the fair value hierarchy.
Valuation control framework
Key elements of the valuation control framework, which covers processes for all levels in the fair value hierarchy including level 3 portfolios, include model validation (incorporating pre-trade and post-trade testing), product implementation review and independent price verification. Formal committees meet quarterly to discuss and approve valuations in more judgemental areas.
Transfers into and out of level 3 portfolios
Transfers out of level 3 portfolios arise when inputs that could have a significant impact on the instrument’s valuation become market observable; conversely, transfers into the portfolios arise when sources of data cease to be observable.
Valuation methodology
For level 2 and level 3 portfolios, there is no significant change to the valuation methodology (techniques and inputs) disclosed in the Group’s financial statements for the year ended 31 December 2021 applied to these portfolios.
The table below summarises the carrying values of financial assets and liabilities measured at amortised cost in the Group’s consolidated balance sheet. The fair values presented in the table are at a specific date and may be significantly different from the amounts which will actually be paid or received on the maturity or settlement date.

	At 30 June 2022		At 31 December 2021
	Carrying value £m	Fair value £m	Carrying value £m	Fair value £m

Financial assets
Loans and advances to banks	7,843	7,845	7,001	6,997
Loans and advances to customers	456,095	459,135	448,567	451,772
Reverse repurchase agreements	56,516	56,516	54,753	54,753
Debt securities	8,980	8,865	6,835	6,876
Financial assets at amortised cost	529,434	532,361	517,156	520,398

Financial liabilities
Deposits from banks	7,470	7,471	7,647	7,647
Customer deposits	478,213	478,295	476,344	476,506
Repurchase agreements at amortised cost	48,175	48,175	31,125	31,125
Debt securities in issue	74,284	73,694	71,552	74,665
Subordinated liabilities	10,773	11,246	13,108	14,804
Financial instruments classified as financial assets at fair value through profit or loss, derivative financial instruments, financial assets at fair value through other comprehensive income and financial liabilities at fair value through profit or loss are recognised at fair value.
The carrying amount of the following financial instruments is a reasonable approximation of fair value: cash and balances at central banks, items in the course of collection from banks, items in course of transmission to banks and notes in circulation. Fair values have not been disclosed for discretionary participating investment contracts. There is currently no agreed definition of fair valuation for discretionary participation features applied under IFRS and therefore the range of possible fair values of these contracts cannot be measured reliably.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 17: Fair values of financial assets and liabilities (continued)
The Group manages valuation adjustments for its derivative exposures on a net basis; the Group determines their fair values on the basis of their net exposures. In all other cases, fair values of financial assets and liabilities measured at fair value are determined on the basis of their gross exposures.
The following tables provide an analysis of the financial assets and liabilities of the Group that are carried at fair value in the Group’s consolidated balance sheet, grouped into levels 1 to 3 based on the degree to which the fair value is observable. There were no significant transfers between level 1 and level 2 during the period.

Financial assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m

At 30 June 2022
Financial assets at fair value through profit or loss:
Loans and advances to banks	—	5,096	—	5,096
Loans and advances to customers	—	13,014	8,730	21,744
Debt securities	10,287	27,070	1,737	39,094
Treasury and other bills	21	—	—	21
Contracts held with reinsurers	—	11,194	—	11,194
Equity shares	100,655	—	1,641	102,296
Total financial assets at fair value through profit or loss	110,963	56,374	12,108	179,445
Financial assets at fair value through other comprehensive income:
Debt securities	10,955	13,040	67	24,062
Treasury and other bills	—	—	—	—
Equity shares	—	—	267	267
Total financial assets at fair value through other comprehensive income	10,955	13,040	334	24,329
Derivative financial instruments	323	28,791	620	29,734
Total financial assets carried at fair value	122,241	98,205	13,062	233,508

At 31 December 2021
Financial assets at fair value through profit or loss:
Loans and advances to banks	—	4,170	—	4,170
Loans and advances to customers	—	15,575	9,793	25,368
Debt securities	17,668	27,773	1,777	47,218
Treasury and other bills	19	—	—	19
Contracts held with reinsurers	—	12,371	—	12,371
Equity shares	115,882	—	1,743	117,625
Total financial assets at fair value through profit or loss	133,569	59,889	13,313	206,771
Financial assets at fair value through other comprehensive income:
Debt securities	15,257	12,490	70	27,817
Treasury and other bills	85	—	—	85
Equity shares	—	—	235	235
Total financial assets at fair value through other comprehensive income	15,342	12,490	305	28,137
Derivative financial instruments	44	21,114	893	22,051
Total financial assets carried at fair value	148,955	93,493	14,511	256,959

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 17: Fair values of financial assets and liabilities (continued)

Financial liabilities	Level 1 £m	Level 2 £m	Level 3 £m	Total £m

At 30 June 2022
Financial liabilities at fair value through profit or loss:
Liabilities designated at fair value through profit or loss	—	5,613	44	5,657
Trading liabilities	2,342	11,736	—	14,078
Total financial liabilities at fair value through profit or loss	2,342	17,349	44	19,735
Derivative financial instruments	135	25,584	812	26,531
Liabilities arising from non-participating investment contracts	—	40,542	—	40,542
Total financial liabilities carried at fair value	2,477	83,475	856	86,808

At 31 December 2021
Financial liabilities at fair value through profit or loss:
Liabilities designated at fair value through profit or loss	—	6,504	37	6,541
Trading liabilities	1,569	15,013	—	16,582
Total financial liabilities at fair value through profit or loss	1,569	21,517	37	23,123
Derivative financial instruments	62	17,054	944	18,060
Liabilities arising from non-participating investment contracts	—	45,040	—	45,040
Total financial liabilities carried at fair value	1,631	83,611	981	86,223

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 17: Fair values of financial assets and liabilities (continued)
Movements in level 3 portfolio
The tables below analyse movements in the level 3 financial assets portfolio.

	Financial assets at fair value through profit or loss £m	Financial assets at fair value through other comprehensive income £m	Derivative assets £m	Total financial assets carried at fair value £m

At 1 January 2022	13,313	305	893	14,511
Exchange and other adjustments	15	1	21	37
(Losses) gains recognised in the income statement within other income	(1,140)	—	160	(980)
Gains recognised in other comprehensive income within the revaluation reserve in respect of financial assets at fair value through other comprehensive income	—	32	—	32
Purchases/increases to customer loans	622	—	41	663
Sales/repayments of customer loans	(818)	(4)	(9)	(831)
Transfers into the level 3 portfolio	161	—	—	161
Transfers out of the level 3 portfolio	(45)	—	(486)	(531)
At 30 June 2022	12,108	334	620	13,062
(Losses) gains recognised in the income statement, within other income, relating to the change in fair value of those assets held at 30 June 2022	(1,080)	—	254	(826)

At 1 January 2021	15,046	346	981	16,373
Exchange and other adjustments	(16)	(7)	3	(20)
Losses recognised in the income statement within other income	(135)	—	(154)	(289)
Gains recognised in other comprehensive income within the revaluation reserve in respect of financial assets at fair value through other comprehensive income	—	43	—	43
Purchases/increases to customer loans	644	—	302	946
Sales/repayments of customer loans	(1,520)	(8)	(64)	(1,592)
Transfers into the level 3 portfolio	19	—	—	19
Transfers out of the level 3 portfolio	(778)	—	—	(778)
At 30 June 2021	13,260	374	1,068	14,702
Losses recognised in the income statement, within other income, relating to the change in fair value of those assets held at 30 June 2021	(187)	—	(156)	(343)

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 17: Fair values of financial assets and liabilities (continued)
The tables below analyse movements in the level 3 financial liabilities portfolio.

	Financial liabilities at fair value through profit or loss £m	Derivative liabilities £m	Total financial liabilities carried at fair value £m

At 1 January 2022	37	944	981
Exchange and other adjustments	—	17	17
Losses recognised in the income statement within other income	8	5	13
Additions	4	37	41
Redemptions	(2)	(13)	(15)
Transfers into the level 3 portfolio	—	—	—
Transfers out of the level 3 portfolio	(3)	(178)	(181)
At 30 June 2022	44	812	856
Losses recognised in the income statement, within other income, relating to the change in fair value of those liabilities held at 30 June 2022	7	33	40

At 1 January 2021	45	1,374	1,419
Exchange and other adjustments	—	3	3
Gains recognised in the income statement within other income	(2)	(247)	(249)
Additions	1	201	202
Redemptions	(5)	(19)	(24)
Transfers into the level 3 portfolio	—	—	—
Transfers out of the level 3 portfolio	—	(43)	(43)
At 30 June 2021	39	1,269	1,308
Gains recognised in the income statement, within other income, relating to the change in fair value of those liabilities held at 30 June 2021	(2)	(244)	(246)

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 17: Fair values of financial assets and liabilities (continued)
The tables below set out the effects of reasonably possible alternative assumptions for categories of level 3 financial assets and financial liabilities which have an aggregated carrying value greater than £500 million.

				Effect of reasonably possible alternative assumptions[1]
At 30 June 2022	Valuation techniques	Significant unobservable inputs[2]	Carrying value £m	Favourable changes £m	Unfavourable changes £m

Financial assets at fair value through profit or loss
Loans and advances to customers	Discounted cash flows	Interest rate spreads (-50bps/+213bps)	8,730	429	(359)
Equity and venture capital investments	Market approach	Earnings multiple (3.5/16.8)	1,672	118	(118)
	Underlying asset/net asset value (incl. property prices)[3]	n/a	911	119	(125)
Unlisted equities, debt securities and property partnerships in the life funds	Underlying asset/net asset value (incl. property prices), broker quotes or discounted cash flows[3]	n/a	626	8	(35)
Other			169	12	(12)
			12,108
Financial assets at fair value through other comprehensive income			334
Derivative financial assets
Interest rate derivatives	Option pricing model	Interest rate volatility (11%/147%)	620	5	(5)
			620
Level 3 financial assets carried at fair value			13,062

Financial liabilities at fair value through profit or loss			44
Derivative financial liabilities
Interest rate derivatives	Option pricing model	Interest rate volatility (11%/147%)	812
			812
Level 3 financial liabilities carried at fair value			856
1Where the exposure to an unobservable input is managed on a net basis, only the net impact is shown in the table.
2Ranges are shown where appropriate and represent the highest and lowest inputs used in the level 3 valuations.
3Underlying asset/net asset values represent fair value.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 17: Fair values of financial assets and liabilities (continued)

				Effect of reasonably possible alternative assumptions[1]
At 31 December 2021	Valuation techniques	Significant unobservable inputs[2]	Carrying value £m	Favourable changes £m	Unfavourable changes £m

Financial assets at fair value through profit or loss
Loans and advances to customers	Discounted cash flows	Interest rate spreads (-50bps/+213bps)	9,793	502	(460)
Equity and venture capital investments	Market approach	Earnings multiple (3.5/14.9)	1,692	191	(191)
	Underlying asset/net asset value (incl. property prices)[3]	n/a	892	123	(131)
Unlisted equities, debt securities and property partnerships in the life funds	Underlying asset/net asset value (incl. property prices), broker quotes or discounted cash flows[3]	n/a	745	22	(16)
Other			191	13	(13)
			13,313
Financial assets at fair value through other comprehensive income			305
Derivative financial assets
Interest rate derivatives	Option pricing model	Interest rate volatility (13%/168%)	893	10	(23)
			893
Level 3 financial assets carried at fair value			14,511

Financial liabilities at fair value through profit or loss			37
Derivative financial liabilities
Interest rate derivatives	Option pricing model	Interest rate volatility (13%/168%)	944
			944
Level 3 financial liabilities carried at fair value			981
1Where the exposure to an unobservable input is managed on a net basis, only the net impact is shown in the table.
2Ranges are shown where appropriate and represent the highest and lowest inputs used in the level 3 valuations.
3Underlying asset/net asset values represent fair value.
Unobservable inputs
Significant unobservable inputs affecting the valuation of debt securities, unlisted equity investments and derivatives are unchanged from those described in the Group’s financial statements for the year ended 31 December 2021.
Reasonably possible alternative assumptions
Valuation techniques applied to many of the Group’s level 3 instruments often involve the use of two or more inputs whose relationship is interdependent. The calculation of the effect of reasonably possible alternative assumptions included in the table above reflects such relationships and is unchanged from that described in note 48 to the Group’s financial statements for the year ended 31 December 2021.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 18: Interest rate benchmark reform
During 2022, the Group continues to manage the transition to alternative benchmark rates under its Group-wide IBOR transition programme. During 2021, the Group transitioned substantially all of its non-US Dollar LIBOR products and continues to work with customers to transition a small number of remaining contracts that either have yet to transition or have defaulted to the relevant synthetic LIBOR benchmark in the interim.
US Dollar LIBOR transition is expected to take place in the next year as these settings are expected to cease immediately after 30 June 2023. The majority of the Group’s exposures are expected to transition through industry-led transition programmes managed by the London Clearing House and Futures exchanges, or through the International Swaps and Derivatives Association (ISDA) protocol. Other contracts (primarily loans) maturing after June 2023 will be managed through the Group’s existing processes, either transitioning to an alternative benchmark rate or allowed to fallback under existing contract protocols or through US legislation.
At 30 June 2022, the Group had the following significant exposures impacted by interest rate benchmark reform which have yet to transition to the replacement benchmark rate:

At 30 June 2022	Sterling LIBOR £m	US Dollar LIBOR £m	Other[1] £m	Total £m

Non-derivative financial assets
Financial assets at fair value through profit or loss	478	40	—	518
Loans and advances to banks	—	1,879	—	1,879
Loans and advances to customers	889	3,237	61	4,187
Debt securities	—	—	—	—
Financial assets at amortised cost	889	5,116	61	6,066
Financial assets at fair value through other comprehensive income	12	—	—	12
	1,379	5,156	61	6,596

Non-derivative financial liabilities
Customer deposits	—	83	—	83
Financial liabilities at fair value through profit or loss	—	103	—	103
Debt securities in issue	—	52	—	52
	—	238	—	238

Derivative notional/contract amount
Interest rate	2,841	263,430	1,208	267,479
Cross currency	—	38,093	1,344	39,437
	2,841	301,523	2,552	306,916
1Balances within Other include Canadian Dollar Offered Rate for which a cessation announcement, effective after 28 June 2024, was published on 16 May 2022.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 18: Interest rate benchmark reform (continued)

At 31 December 2021	Sterling LIBOR £m	US Dollar LIBOR £m	Other £m	Total £m

Non-derivative financial assets
Financial assets at fair value through profit or loss	1,753	268	—	2,021
Loans and advances to banks	—	4,106	—	4,106
Loans and advances to customers	3,542	5,975	—	9,517
Debt securities	126	—	—	126
Financial assets at amortised cost	3,668	10,081	—	13,749
Financial assets at fair value through other comprehensive income	16	—	—	16
	5,437	10,349	—	15,786

Non-derivative financial liabilities
Customer deposits	—	74	—	74
Financial liabilities at fair value through profit or loss	—	100	3	103
Debt securities in issue	—	54	26	80
	—	228	29	257

Derivative notional/contract amount
Interest rate	12,734	286,921	—	299,655
Cross currency	—	42,229	—	42,229
	12,734	329,150	—	341,884
As at 30 June 2022, the LIBOR balances in the above table relate to contracts that have not transitioned to an alternative benchmark rate. In the case of Sterling LIBOR, this includes contracts that will have both cash flows and valuations determined on a synthetic LIBOR basis during 2022 as well as contracts referencing panel bank LIBOR that have not yet had an interest rate reset in 2022.
Of the £301,523 million of USD derivative notional balances as at 30 June 2022, £97,696 million relate to contracts with their final LIBOR fixing prior to LIBOR cessation and £163,360 million relate to exchange traded futures or contracts settled through the London Clearing House. Of the remaining £40,467 million, £40,041 million are fallback-eligible.
By 31 December 2021, the Group had transitioned its Sterling, Euro, Japanese Yen and Swiss Franc LIBOR hedge accounting models to risk-free rates. The Group plans to complete the transition of its USD LIBOR hedge accounting models ahead of the 30 June 2023 cessation date.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 19: Credit quality of loans and advances to banks and customers
Gross drawn exposures and expected credit loss allowance

	Drawn exposures					Expected credit loss allowance
At 30 June 2022	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m

Loans and advances to banks:
CMS 1-10	7,745	—	—	—	7,745	3	—	—	—	3
CMS 11-14	102	—	—	—	102	1	—	—	—	1
CMS 15-18	—	—	—	—	—	—	—	—	—	—
CMS 19	—	—	—	—	—	—	—	—	—	—
CMS 20-23	—	—	—	—	—	—	—	—	—	—
	7,847	—	—	—	7,847	4	—	—	—	4

Loans and advances to customers:
Retail - UK mortgages
RMS 1-6	266,547	25,096	—	—	291,643	44	205	—	—	249
RMS 7-9	1	2,499	—	—	2,500	—	50	—	—	50
RMS 10	—	786	—	—	786	—	20	—	—	20
RMS 11-13	—	1,725	—	—	1,725	—	62	—	—	62
RMS 14	—	—	3,424	10,415	13,839	—	—	254	202	456
	266,548	30,106	3,424	10,415	310,493	44	337	254	202	837

Retail - credit cards
RMS 1-6	11,572	1,156	—	—	12,728	83	59	—	—	142
RMS 7-9	912	750	—	—	1,662	34	107	—	—	141
RMS 10	—	123	—	—	123	—	31	—	—	31
RMS 11-13	—	260	—	—	260	—	114	—	—	114
RMS 14	—	—	280	—	280	—	—	111	—	111
	12,484	2,289	280	—	15,053	117	311	111	—	539

Retail - loans and overdrafts
RMS 1-6	7,317	337	—	—	7,654	90	21	—	—	111
RMS 7-9	1,306	385	—	—	1,691	56	54	—	—	110
RMS 10	32	116	—	—	148	3	27	—	—	30
RMS 11-13	11	306	—	—	317	1	116	—	—	117
RMS 14	—	—	256	—	256	—	—	135	—	135
	8,666	1,144	256	—	10,066	150	218	135	—	503

Retail - UK Motor Finance
RMS 1-6	11,864	1,204	—	—	13,068	99	22	—	—	121
RMS 7-9	610	366	—	—	976	5	14	—	—	19
RMS 10	—	86	—	—	86	—	9	—	—	9
RMS 11-13	2	176	—	—	178	—	35	—	—	35
RMS 14	—	—	179	—	179	—	—	105	—	105
	12,476	1,832	179	—	14,487	104	80	105	—	289

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 19: Credit quality of loans and advances to banks and customers (continued)
Gross drawn exposures and expected credit loss allowance (continued)

	Drawn exposures					Expected credit loss allowance
At 30 June 2022	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m

Retail - other
RMS 1-6	15,673	1,085	—	—	16,758	15	12	—	—	27
RMS 7-9	899	725	—	—	1,624	12	12	—	—	24
RMS 10	—	2	—	—	2	—	—	—	—	—
RMS 11-13	117	593	—	—	710	—	34	—	—	34
RMS 14	—	—	1,280	—	1,280	—	—	54	—	54
	16,689	2,405	1,280	—	20,374	27	58	54	—	139
Total Retail	316,863	37,776	5,419	10,415	370,473	442	1,004	659	202	2,307

Commercial Banking
CMS 1-10	49,214	648	—	—	49,862	29	11	—	—	40
CMS 11-14	30,989	2,431	—	—	33,420	88	55	—	—	143
CMS 15-18	1,015	2,867	—	—	3,882	11	167	—	—	178
CMS 19	—	207	—	—	207	—	18	—	—	18
CMS 20-23	—	—	2,614	—	2,614	—	—	948	—	948
	81,218	6,153	2,614	—	89,985	128	251	948	—	1,327

Other[1]
RMS 1-6	945	31	—	—	976	5	1	—	—	6
RMS 7-9	—	—	—	—	—	—	—	—	—	—
RMS 10	—	—	—	—	—	—	—	—	—	—
RMS 11-13	—	—	—	—	—	—	—	—	—	—
RMS 14	—	—	56	—	56	—	—	9	—	9
	945	31	56	—	1,032	5	1	9	—	15
CMS 1-10	(1,284)	1	—	—	(1,283)	—	—	—	—	—
CMS 11-14	(260)	—	—	—	(260)	—	—	—	—	—
CMS 15-18	(1)	—	—	—	(1)	—	—	—	—	—
CMS 19	(4)	—	—	—	(4)	—	—	—	—	—
CMS 20-23	—	—	6	—	6	—	—	4	—	4
	(1,549)	1	6	—	(1,542)	—	—	4	—	4
Central adjustment	—	—	—	—	—	200	—	—	—	200
Total loans and advances to customers	397,477	43,961	8,095	10,415	459,948	775	1,256	1,620	202	3,853

In respect of:
Retail	316,863	37,776	5,419	10,415	370,473	442	1,004	659	202	2,307
Commercial Banking	81,218	6,153	2,614	—	89,985	128	251	948	—	1,327
Other[1]	(604)	32	62	—	(510)	205	1	13	—	219
Total loans and advances to customers	397,477	43,961	8,095	10,415	459,948	775	1,256	1,620	202	3,853
1Includes centralised fair value hedge accounting adjustments.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 19: Credit quality of loans and advances to banks and customers (continued)
Gross drawn exposures and expected credit loss allowance (continued)

	Drawn exposures					Expected credit loss allowance
At 31 December 2021	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m

Loans and advances to banks:
CMS 1-10	6,941	—	—	—	6,941	1	—	—	—	1
CMS 11-14	61	—	—	—	61	—	—	—	—	—
CMS 15-18	—	—	—	—	—	—	—	—	—	—
CMS 19	—	—	—	—	—	—	—	—	—	—
CMS 20-23	—	—	—	—	—	—	—	—	—	—
	7,002	—	—	—	7,002	1	—	—	—	1

Loans and advances to customers:
Retail - UK mortgages
RMS 1-6	273,620	18,073	—	—	291,693	48	250	—	—	298
RMS 7-9	9	2,258	—	—	2,267	—	64	—	—	64
RMS 10	—	355	—	—	355	—	15	—	—	15
RMS 11-13	—	1,112	—	—	1,112	—	65	—	—	65
RMS 14	—	—	1,940	10,977	12,917	—	—	184	210	394
	273,629	21,798	1,940	10,977	308,344	48	394	184	210	836

Retail - credit cards
RMS 1-6	11,252	1,107	—	—	12,359	67	43	—	—	110
RMS 7-9	896	623	—	—	1,519	29	71	—	—	100
RMS 10	—	112	—	—	112	—	22	—	—	22
RMS 11-13	—	235	—	—	235	—	82	—	—	82
RMS 14	—	—	292	—	292	—	—	128	—	128
	12,148	2,077	292	—	14,517	96	218	128	—	442

Retail - loans and overdrafts
RMS 1-6	7,220	501	—	—	7,721	84	23	—	—	107
RMS 7-9	938	286	—	—	1,224	39	33	—	—	72
RMS 10	18	74	—	—	92	2	14	—	—	16
RMS 11-13	5	244	—	—	249	1	83	—	—	84
RMS 14	—	—	271	—	271	—	—	139	—	139
	8,181	1,105	271	—	9,557	126	153	139	—	418

Retail - UK Motor Finance
RMS 1-6	11,662	1,309	—	—	12,971	101	25	—	—	126
RMS 7-9	583	298	—	—	881	5	15	—	—	20
RMS 10	—	69	—	—	69	—	7	—	—	7
RMS 11-13	2	152	—	—	154	—	27	—	—	27
RMS 14	—	—	201	—	201	—	—	116	—	116
	12,247	1,828	201	—	14,276	106	74	116	—	296

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 19: Credit quality of loans and advances to banks and customers (continued)
Gross drawn exposures and expected credit loss allowance (continued)

	Drawn exposures					Expected credit loss allowance
At 31 December 2021	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m

Retail - other[1]
RMS 1-6	15,330	777	—	—	16,107	21	10	—	—	31
RMS 7-9	1,265	616	—	—	1,881	5	27	—	—	32
RMS 10	—	2	—	—	2	—	—	—	—	—
RMS 11-13	177	612	—	—	789	—	21	—	—	21
RMS 14	—	—	778	—	778	—	—	55	—	55
	16,772	2,007	778	—	19,557	26	58	55	—	139
Total Retail	322,977	28,815	3,482	10,977	366,251	402	897	622	210	2,131

Commercial Banking[1]
CMS 1-10	44,994	192	—	—	45,186	23	1	—	—	24
CMS 11-14	30,261	3,305	—	—	33,566	76	75	—	—	151
CMS 15-18	762	2,330	—	—	3,092	9	121	—	—	130
CMS 19	—	255	—	—	255	—	18	—	—	18
CMS 20-23	—	—	2,892	—	2,892	—	—	943	—	943
	76,017	6,082	2,892	—	84,991	108	215	943	—	1,266

Other[2]
RMS 1-6	898	34	—	—	932	5	2	—	—	7
RMS 7-9	—	—	—	—	—	—	—	—	—	—
RMS 10	—	—	—	—	—	—	—	—	—	—
RMS 11-13	—	—	—	—	—	—	—	—	—	—
RMS 14	—	—	62	—	62	—	—	10	—	10
	898	34	62	—	994	5	2	10	—	17
CMS 1-10	192	—	—	—	192	—	—	—	—	—
CMS 11-14	(50)	—	—	—	(50)	—	—	—	—	—
CMS 15-18	—	—	—	—	—	—	—	—	—	—
CMS 19	2	—	—	—	2	—	—	—	—	—
CMS 20-23	—	—	7	—	7	—	—	6	—	6
	144	—	7	—	151	—	—	6	—	6
Central adjustment	—	—	—	—	—	400	—	—	—	400
Total loans and advances to customers	400,036	34,931	6,443	10,977	452,387	915	1,114	1,581	210	3,820

In respect of:
Retail	322,977	28,815	3,482	10,977	366,251	402	897	622	210	2,131
Commercial Banking	76,017	6,082	2,892	—	84,991	108	215	943	—	1,266
Other[2]	1,042	34	69	—	1,145	405	2	16	—	423
Total loans and advances to customers	400,036	34,931	6,443	10,977	452,387	915	1,114	1,581	210	3,820
1Restated, see page 64.
2Includes centralised fair value hedge accounting adjustments.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 20: Dividends on ordinary shares
An interim dividend for 2022 of 0.80 pence per ordinary share (half-year to 30 June 2021: 0.67 pence per ordinary share) will be paid on 12 September 2022. The total amount of this dividend is £550 million, before the impact of any further cancellations of shares under the Group’s buyback programme (half-year to 30 June 2021: £473 million).
On 19 May 2022, a final dividend in respect of 2021 of 1.33 pence per share, totalling £930 million, following cancellations of shares under the Group's buyback programme up to the record date, was paid to shareholders.
Shareholders who have already joined the dividend reinvestment plan will automatically receive shares instead of the cash dividend. Key dates for the payment of the recommended dividend are:

Shares quoted ex-dividend	4 August 2022

Record date	5 August 2022

Final date for joining or leaving the dividend reinvestment plan	19 August 2022

Dividend paid	12 September 2022
Note 21: Future accounting developments
The following pronouncements are not applicable for the year ending 31 December 2022 and have not been applied in preparing these condensed consolidated half-year financial statements. Save as disclosed below, the impact of these accounting changes is still being assessed by the Group and reliable estimates cannot be made at this stage.
IFRS 17 Insurance Contracts
IFRS 17 replaces IFRS 4 Insurance Contracts and is effective for annual periods beginning on or after 1 January 2023.
Annuity and protection business
The general measurement model, the core feature of IFRS 17, will be used for the Group’s annuity and protection business. The discount rates are locked in at the inception of the contract. The effects of changes in discount rates are expected to be recognised in profit or loss in the period in which they arise, as an accounting policy choice.
Unit-linked and With-Profits business
There is an adaptation of the general measurement model for contracts with direct participation features (the variable fee approach) where changes in economic assumptions are taken to the contractual service margin. The expected profit will be recognised within the contractual service margin and released to profit or loss over the contract period.
General insurance business
Under IFRS 17, there is the option to use the simplified approach (the premium allocation approach), mainly for short-duration contracts. The insurance revenue recognised in profit or loss in the period reflects the expected premium received during the period, after adjusting for the time value of money and the effect of financial risk. The amortisation of insurance acquisition cash flows is taken to profit or loss on the basis of the passage of time.
Significant accounting policies and judgements
IFRS 17 requires insurance contracts and investment contracts with discretionary participation features to be measured on the balance sheet as the total of the fulfilment cash flows and the contractual service margin. The fulfilment cash flows consist of the present value of future cash flows calculated using best estimate assumptions, together with an explicit risk adjustment for non-financial risk, and are required to be remeasured at each reporting date. The Group expects to use an explicit margins approach to calculate the risk adjustment. The contractual service margin represents the unearned profit on the insurance contracts and investment contracts with discretionary participation features. Changes to estimates of fulfilment cash flows which relate to future service are usually taken to the contractual service margin. The risk adjustment is released to profit or loss as risk expires.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 21: Future accounting developments (continued)
Profit which is currently recognised through a value in-force asset under IFRS 4 will no longer be recognised at inception of an insurance contract, and the existing value in-force asset will be derecognised on transition. The expected profit for providing insurance contract services under IFRS 17 will be recognised in the contractual service margin and released to profit or loss throughout the contract period as those insurance contract services are provided.
IFRS 17 will have a significant impact on the timing of profit recognition for the insurance contracts and investment contracts with discretionary participation features issued by the Group. The new standard will not change the total profit recognised over the lifetime of these contracts compared to current accounting. The adoption of IFRS 17 will result in a reduction to retained earnings on transition because a proportion of the previously recognised profits from insurance contracts is included in the contractual service margin established as a liability, reflecting the retrospective application of IFRS 17 to the existing book of insurance contracts written by the Group.
For transition, the Group expects to use the full retrospective approach for business written from 2016 onwards and the fair value approach for business entered into prior to 2016.
The standard has been endorsed as effective from 1 January 2023, with a transition date of 1 January 2022 (reflecting the starting point for comparative results), and management is currently unable to quantify with reasonable assurance the estimated impact on transition to IFRS 17. This is because implementing the methodology for contract modifications, guaranteed annuity options, coverage units for the annuity business and the confidence level for the risk adjustment is ongoing and clarity on these areas is anticipated in the third quarter of 2022. The calculation of the transition impact of IFRS 17 will be completed during the second half of 2022. The Group will provide a summary of the transitional impacts in the future accounting developments note in the 2022 Annual Report on Form 20-F and expects to publish a more detailed transitional document in the first quarter of 2023.
As noted above, the transition date is the beginning of the annual reporting period immediately preceding the date of initial application, 1 January 2022. In accordance with IFRS 17, the Group is not required to present adjusted comparative information for any period presented before the initial application.
The Group's IFRS 17 project is progressing to plan. Work has focused on finalising compliance with the requirements of the standard, including methodologies, disclosures and accounting policies, and implementing the changes required to reporting and other systems. The Group is developing new data warehousing capabilities to cope with the capacity required to handle the increased data volumes arising because of IFRS 17. In addition, new actuarial liability calculation processes are being developed, including a model to calculate the contractual service margin. End-to-end testing has been undertaken and further dry runs are planned in the second half of 2022, ahead of full implementation from 1 January 2023.
Minor amendments to other accounting standards
The IASB has issued a number of minor amendments to IFRSs effective 1 January 2023 (including IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors). These amendments are not expected to have a significant impact on the Group.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LLOYDS BANKING GROUP plc

By:	/s/ William Chalmers
Name:	William Chalmers
Title:	Chief Financial Officer
Dated:	27 July 2022

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